SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period February 28, 2007 to March 16, 2007
PENGROWTH ENERGY TRUST
2900, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(address of principal executive offices)
          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.]

Yes ☐	No ☑
          [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                    ]

DOCUMENTS FURNISHED HEREUNDER:
1.	Pengrowth Energy Trust Annual Report for year ended December 31, 2006.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
March 16, 2007	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

PENGROWTH ANNUAL REPORT 2006

the dawn of a new era

PENGROWTH ANNUAL REPORT 2006

PENGROWTH ANNUAL REPORT 2006

Listed on Toronto Stock Exchange 1989 1990 1991 1992 1993 1994 1995 1996 1997 $125 million market cap Judy Creek acquisition $496 million ...building on the strong foundation of our past. 1998 Production of 9,367 boe per day 77.8 proved plus probable reserves

PENGROWTH

...building on the strong foundation of our past.

Judy Creek acquisition

$496 million

Listed on Toronto Stock Exchange

Production of

9,367 boe per day

77.8 proved plus probable reserves

$125 million

market cap

Commencement of trading on NYSE Sable Offshore Energy Project acquisition $265 million for 8.4 percent royalty interest and 43.5 mmboe of reserves Murphy Acquisition $550 million the dawn of a new era Pengrowth has a long track record of creating value for its unitholders. Through our 18 year history we have built a solid base of high quality assets with a large pool of development opportunities for the future. In the past few years we have added to our senior management team, creating a group of experienced and industry respected individuals with a good blend of technical and financial skills. This strong leadership team, combined with a superior asset base and an ability to identify and complete strategic acquisitions puts Pengrowth in a strong position for the future. Acquired 81 mmboe in proved plus probable reserves $1.9 billion in equity issued Distributions of $3.00 per unit paid Record production of 77,614 boe per day in fourth quarter Closed acquisition of $1.04 billion of ConocoPhillips assets, largest asset acquisition by a Canadian energy trust Estimated production 83,000 — 87,500 boe per day $4.9 billion market cap

HIGH QUALITY ASSETS
Pengrowth is one of the larger energy trusts in Canada. We have a strong asset base made up of high quality properties with significant development opportunities including more than one million net acres of undeveloped land. Pengrowth’s asset base is well balanced, with reserves and production evenly split between natural gas and crude oil. A large portion of our production comes from properties with low declines and a history of performance, providing us with a reliable and stable production base. Pengrowth’s asset base includes an interest in six of the nine largest original-oil-in-place reservoirs in the Western Canadian Sedimentary Basin. These properties generally produce light, sweet oil and are candidates for enhanced oil recovery techniques where a small increase in recoverable reserves can have a significant impact on the company’s reserve base. Our diversified production base includes coalbed methane, conventional oil and gas and offshore natural gas.
OIL AND GAS SALES
($ Millions)
VALUE ADDING ACQUISITIONS
Pengrowth has probably been the largest oil and gas property acquisitor in the Canadian energy trust sector since inception. Throughout the company’s history it has completed more than 55 acquisitions, demonstrating our expertise and ability to identify, negotiate and complete transactions. Acquisitions are carefully screened and only those that meet our stringent investment criteria and internal benchmarks are pursued. The year 2006 was particularly active and Pengrowth again demonstrated the trust’s entrepreneurial and opportunistic approach to acquisitions. During the year, we helped to initiate a small exploration company, entered into a business combination with a gas-weighted trust during a lower gas price cycle and purchased a working interest in a large original-oil-in-place reservoir located at Carson Creek, in close proximity to our existing Judy Creek operations. Finally, during a period of considerable uncertainty in the trust sector, caused in part by the government’s income tax announcements, Pengrowth moved forward and announced the acquisition of $1.04 billion in high quality assets from ConocoPhillips, one of the world’s largest oil companies. Pengrowth’s ability to successfully access the capital markets was also demonstrated during this time as we issued a record $1.9 billion in equity during the last four months of 2006.
DISTRIBUTABLE CASH
($ Millions)
OPERATIONAL EXCELLENCE
Pengrowth prides itself on being an employer, operator and partner of choice. We strive to maintain safe and environmentally responsible operations and to respect the communities where we operate. On the operational side, we have created multi-disciplinary asset teams who are responsible for a group of assets and work together to optimize the value extracted from these assets. We have increased our use of new technology to improve efficiencies and identify additional opportunities, including the increased use of seismic data, numeric simulation of more than 70 percent of our reservoirs and pilot projects to test the success of new enhanced recovery techniques. As a whole, Pengrowth increased its team members by 46 percent in 2006. We added high-caliber people with a mixture of technical, business and operational skills in a very tight labour market; a testament to the company’s reputation in the industry and its ability to attract quality talent.
DISTRIBUTIONS
($  per trust unit)
contents
FINANCIAL OPERATING PRESIDENT’S HIGH QUALITY VALUE ADDING OPERATIONAL POSITIONED OPERATIONAL HIGH LIGHTS HIGH LIGHTS MESSAGE ASSETS ACQUISITIONS EXCELLENCE FOR THE STATISTICALNE WERAREVIEW

Financial Highlights

(thousands, except per unit amounts)	2006	2005		% Change

INCOME STATEMENT
Oil and gas sales	$1,214,093	$1,151,510		5
Net income	$262,303	$326,326		(20)
Net income per trust unit	$1.49	$2.08		(28)
Cash flows from operating activities	$554,368	$618,070		(10)
Cash flows from operating activities per trust unit	$3.15	$3.93		(20)
Distributable cash (1)	$575,884	$608,217	(4)	(5)
Distributions paid or declared (1)	$559,063	$445,977		25
Payout ratio (1)	97%	73	%(4)
Distributable cash per trust unit	$3.27	$3.87	(4)	(16)
Distributions paid or declared per trust unit	$3.00	$2.82		6
Weighted average number of trust units outstanding	175,871	157,127		12

BALANCE SHEET
Working capital deficit	$(149,937)	$(112,205)		34
Property, plant and equipment	$3,741,602	$2,067,988		81
Long term debt	$604,200	$368,089		64
Trust unitholders’ equity	$3,049,677	$1,475,996		107
Trust unitholders’ equity per trust unit	$12.50	$9.23		35
Long term debt plus equity, at book	$3,653,877	$1,844,085		98
Number of trust units outstanding at year end	244,017	159,864		53
Equity market capitalization	$4,865,691 (2)	$3,989,939		22
Enterprise value (3)	$5,469,891	$4,358,028		26
Net asset value @ 10% (5)	$3,762,728	$2,834,663		33
Net asset value per trust unit @ 10%	$15.42	$17.73		(13)
Long term debt as a ratio of:
Current year’s distributable cash	1.0x	0.6x
Total capitalization:
Long term debt plus equity at book value	17%	20%
Long term debt plus equity at market value	11%	8%

(1)	See the section of the report entitled “Non-GAAP Financial Measures”.

(2)	Equity market capitalization for 2006 equals the number of Class A trust units outstanding at year end plus the number of trust units (previously Class B) outstanding at year end multiplied by the PGF.UN TSX closing price.

(3)	Enterprise value equals equity market capitalization plus long term debt.

(4)	Restated to conform to presentation adopted in the current year.

(5)	Present value of future net cash flows from reservers as estimated by GLJ.
50 54 60 92 93 95 98 PENGROWTH CORPORATE MANAGEMENT S ‘ MANAGEMENT S ‘ AUDITOR’S CONSOLIDATED NOTES TO THE IN THE GOVERNANCE DISCUSSION REPORT TO REPORT FINANCIAL CONSOLIDATED COMMUNITY & ANALYSIS THE UNITHOLDERS STATEMENTS FINANCIAL STATEMENTS PENGROWTH 2006

Operating Highlights

	2006	2005	% Change

DAILY PRODUCTION
Crude oil (barrels)	21,821	20,799	5
Heavy oil (barrels)	4,964	5,623	(12)
Natural gas (mcf)	175,578	161,056	9
Natural gas liquids (barrels)	6,774	6,093	11
Total production (boe)	62,821	59,357	6

TOTAL PRODUCTION (mboe)	22,930	21,665	6

PRODUCTION PROFILE
Crude oil	35%	35%
Heavy oil	8%	10%
Natural gas	46%	45%
Natural gas liquids	11%	10%

AVERAGE REALIZED PRICES (Cdn $ after hedging)
Crude oil (per barrel)	$66.85	$58.59	14
Heavy oil (per barrel)	$42.26	$33.32	27
Natural gas (per mcf)	$7.22	$8.76	(18)
Natural gas liquids (per barrel)	$57.11	$54.22	5
Average realized price per boe	$52.88	$53.02	–

PROVED PLUS PROBABLE RESERVES
Crude oil (mbbls)	112,388	98,684	14
Heavy oil (mbbls)	18,336	15,790	16
Natural gas (bcf)	827	516	60
Natural gas liquids (mbbls)	29,142	18,985	54
Total oil equivalent (mboe)	297,774	219,396	36

OPERATING COSTS (2)
Millions	$270.5	$218.1	24
Per boe	$11.80	$10.07	17

GENERAL AND ADMINISTRATIVE COSTS
Millions	$36.6	$30.3	21
Per boe	$1.60	$1.40	14

MANAGEMENT FEES
Millions	$9.9	$16.0	(38)
Per boe	$0.43	$0.74	(42)

ACQUISITION COSTS (3)
Millions	$1,449.3	$180.5 (1)	703
Mmboe acquired (proved plus probable)	81.5	16.7	388
Per boe acquired	$17.79	$10.81 (1)	65

(1)	Restated to conform to presentation adopted in the current year.

(2)	Operating costs incurred to earn processing and other income.

(3)	Acquisition costs include value of cash and trust units issued for acquistions.
Pengrowth’s production in the fourth quarter reached a record level of 77,614 boe per day and the trust ended the year with a balanced portfolio of assets.

President’s Message
The year 2006 was one of bold transformation and significant achievement for Pengrowth Energy Trust. We secured strategic growth opportunities throughout the year that built unitholder value while we continued to focus on developing internal assets and replacing production.
Two years ago, we embarked on a new course of action. The Manager initiated significant changes within the organization that have had a profound effect on the trust and its operations. Specifically, a plan was implemented that included the strengthening of middle and senior management. The new teams at Pengrowth are generating impressive results.
James S. Kinnear Chairman, President and Chief Executive Officer
pengrowth 2006 | 5

President’s Message
LEADERSHIP TEAM
From Left To Right
Back Row: Gordon Anderson, Bill Christensen,
Peter Cheung, Wendy Noonan, Larry Strong,
Jim MacDonald, Chris Webster
Seated:, Charles Selby, Jim Kinnear, Doug Bowles,
Jim Causgrove
Results in 2006 were achieved by Pengrowth’s leadership team, reflecting the following appointments to senior management made in 2005:
Chris Webster, Chief Financial Officer (internal promotion.)
Doug Bowles, Vice President and Controller
Peter Cheung, Treasurer
Larry Strong, Vice President, Geosciences
Jim Causgrove, Vice President, Production and Operations
Bill Christensen, Vice President, Strategic Planning and Reservoir Exploitation
Pengrowth has the management team and technical resources to enhance the value of our producing oil and gas properties through operating efficiencies, rigorous financial management and internally generated value opportunities for ongoing growth. The profound changes in the leadership team have had far reaching effects. For the first time in our history, the annual production volumes totaling approximately 20 million barrels of oil equivalent (boe) were replaced on a proved plus probable basis through development activities.
2006 milestones included:
•	Pengrowth successfully participated in a high impact natural gas well at Quirk Creek for a total gross cost of $18 million during the year. The well is capable of producing up to seven million cubic feet (mmcf) per day and Pengrowth’s share is 68 percent. Finding and development costs on this well were $6.31 per boe, well below industry averages.
•	In January, Pengrowth was instrumental in forming a new exploration company, Monterey Exploration Ltd. (Monterey). Pengrowth sold approximately 1,000 boe per day of production and farmed out 100,000 acres of net undeveloped land to Monterey. At year end 2006, Pengrowth owned 8.1 million shares (34 percent) of that entity.
2006 Highlights
JANUARY 12 MARCH 31 JULY 27 SEPTEMBER 28 THIRD QUARTER Divestiture of assets to Record first Pengrowth Close of Carson Creek Successful well of 5 mmcf per day Monterey Exploration, quarter cash flow consolidates A/B trust acquisition and associated at Quirk Creek in which Pengrowth Pengrowth retains of $141 million unit structure $527 million equity financing controls a 68 percent interest 34 percent interest
6 | pengrowth 2006

President’s Message
•	In February, Pengrowth completed the acquisition of an additional 2.4 percent interest in the Dunvegan unit, Pengrowth’s original investment, along with other producing interests for $48 million.

•	The consolidation of Pengrowth’s trust unit capital in mid 2006 enhanced the value of our units enabling Pengrowth to pursue consolidation opportunities and to pursue and finance acquisitions on a competitive basis.

•	Pengrowth negotiated and financed the acquisition of high quality oil and natural gas interests in the Carson Creek area in September from ExxonMobil Canada. The $475 million acquisition added approximately 19 million boe to Pengrowth’s reserves and represents a valuable addition to our well established operating base in the Judy Creek and Swan Hills area of Alberta.

•	Pengrowth completed a business combination with Esprit Energy Trust in early October. This represented Pengrowth’s first industry consolidation transaction and added approximately 60.7 million boe in proved plus probable reserves.

•	In fall of 2006, Pengrowth negotiated the acquisition of certain properties from ConocoPhillips for $1.04 billion and raised approximately $461 million of new equity.
Pengrowth’s ongoing business strategy remains focused on the acquisition and development of long-life, high quality reserves to maximize returns to unitholders. Pengrowth has made progress in a number of important areas during the past year building on the core strength of our management team and has successfully managed prudent and balanced growth through a combination of value-adding acquisitions, organic exploitation of our high quality asset base and a selective rationalization program aimed at high-grading our property portfolio.
CRUDE OIL PRICE HISTORY
NATURAL GAS PRICE HISTORY
SEPTEMBER 30 OCTOBER 2 DECEMBER 8 DECEMBER 15 DECEMBER 31 JANUARY 22, 2007
Record third quarter cash flow of $174 million Completion of business combination with Esprit Energy Trust
Close of $461 million equity financing
Distributions paid out in 2006 total $3.00 per trust unit
Record fourth quarter production of 77,614 boe per day
Close of ConocoPhillips properties aquisition. The largest asset acquisition by an energy trust to date.
pengrowth 2006 | 7

President’s Message
“Pengrowth intends to continue its focus on seeking out high quality, value-adding acquisitions. Although the acquisition market remains competitive, Pengrowth has a number of key advantages.”
RECENT TRUST ACQUISITIONS — RESERVES
($ per boe, proved probable)
Source: Sayer Securities
RECENT TRUST ACQUISITIONS — PRODUCTION
($ per boe per day)
Source: Sayer Securities
We have made extensive progress in value-adding acquisitions, organic growth and financial management. In fact, we believe that 2006 marks the dawn of a new era for Pengrowth – an era of enhanced unitholder value, expanded expertise and successful execution.
Pengrowth intends to continue its focus on seeking out high quality, value-adding acquisitions. Although the acquisition market remains competitive, Pengrowth has a number of key advantages. These include access to both domestic and international capital, the increased size of the trust, solid relationships with the major and supermajor oil companies and a strong track record of closing and financing deals which includes over 55 acquisitions since inception. These factors are expected to enhance Pengrowth’s ability to complete significant transactions well into the future.
VALUE — ADDING ACQUISITIONS
Pengrowth experienced a period of unparalleled growth in 2006 through the completion of several significant acquisitions. Our strength in completing acquisitions is unmatched in the energy trust sector. Pengrowth completed the most recent consolidation in the royalty trust industry with the business combination with Esprit Energy Trust and the largest asset acquisition to date by a Canadian energy trust with the purchase of the ConocoPhillips assets (the “CP properties”) which closed January 22, 2007.
Pengrowth began the year with an acquisition of approximately 1.8 million boe of proved plus probable reserves. The acquisition included an additional interest in the Dunvegan Unit No. 1, Pengrowth’s original holding, which increased our working interest to approximately 10.4 percent in the unit.
In the latter half of 2006, Pengrowth completed two substantial transactions. The purchase of high quality, light crude oil assets in the Carson Creek
8 | pengrowth 2006

President’s Message
area of central Alberta from ExxonMobil Canada will enable Pengrowth to apply its expertise in enhanced oil recovery techniques to one of the larger conventional original oil-in-place reservoirs in the Western Canadian Sedimentary Basin located in close proximity to Pengrowth’s existing Judy Creek and Swan Hills properties. Pengrowth also successfully completed a business combination with Esprit Energy Trust acquiring long-life, natural gas assets in an environment of lower natural gas prices.
In late 2006, Pengrowth announced the $1.04 billion acquisition of oil and natural gas properties from ConocoPhillips that closed in January, 2007. The properties have high working interests, will be largely operated and are similar to those that Pengrowth has extensive experience in managing.
In total, Pengrowth completed $1.8 billion in acquisitions (including debt) in 2006 adding 59.1 million boe of proved reserves and 78.6 million boe of proved plus probable reserves, net of dispositions. On a combined basis, the acquisitions overall were accretive on all significant metrics including reserves, production and distributable cash per trust unit.
Pengrowth also increased its land position through these acquisitions and an expanded land purchase program to approximately one million undeveloped net acres, prior to divestitures and including the CP properties acquisition which closed in early 2007. This acreage provides drilling inventory for future development and the creation of farm out opportunities.
PROVED PLUS PROBABLE* RESERVES
(mmboe)
06PF is pro forma for CP properties acquisition.
* prior to 2004 established
PROVED PLUS PROBABLE* RESERVES
(boe per trust unit)
06PF is pro forma for CP properties acquisition.
* prior to 2004 established
ORGANIC GROWTH AND TECHNICAL EXPERTISE
Pengrowth continues to execute a strategic development program to maximize asset development, building on the strengths of our team members to pursue infill drilling, workovers and field optimization strategies.
In 2006, Pengrowth spent approximately $300 million on its capital development program, an increase of 71 percent compared to the previous year. In total, Pengrowth participated in drilling 298 gross wells (162.9 net wells) with a 96 percent success rate. The 2006 program results were Pengrowth’s most successful yet with additions essentially replacing 100 percent of production in the year.
PROVED PLUS PROBABLE* RESERVE REPLACEMENT(%)
(including aquisitions)
Excludes CP properties acquisition.
* prior to 2004 established
PROVED PLUS PROBABLE* ORGANIC RESERVE REPLACEMENT (%)
Excludes CP properties acquisition.
* prior to 2004 established
pengrowth 2006 | 9

President’s Message
Significant developments in our organic development program in 2006 included:
•	In 2006, Pengrowth applied its expertise in enhanced recovery techniques in the core Judy Creek and Swan Hills area to both hydrocarbon miscible flood and water flood programs. Further development and optimization occurred in the Weyburn field in southeast Saskatchewan with a large infill drilling program along with new pattern development in the CO2 miscible flood project area.

•	Pengrowth established a dedicated coalbed methane (CBM) team in 2005 focused on maximizing our assets in this new core area. We began to see strong results this past year. Pengrowth participated in numerous CBM wells in the Three Hills area of southern Alberta which included a 63 well program operated by Pengrowth. The majority of the wells came onstream in the first quarter of 2007.

•	In 2006, Pengrowth participated in a deep foothills development well (68 percent working interest) at Quirk Creek. This project was an important exploration success for Pengrowth adding significant reserves to our asset base and highlighting opportunities for future drilling, while also achieving very strong returns.
DEVELOPMENT CAPITAL EXPENDITURES
($ Millions)
A substantial part of our success can be attributed to the strength of our team whose efforts are dedicated towards creating new opportunities and reducing development risk, controlling operating costs and maximizing netbacks. The current labour market in the oil and gas sector is highly competitive and not only were we able to acquire a strong suite of assets in 2006, we were also able to add approximately 222 new team members during the year. Pengrowth’s ability to attract and retain additional technical and operation team members has been and will remain vital to the successful execution of our enhanced development program.
BUILDING A STRONG PROPERTY PORTFOLIO
Pengrowth has perhaps one of the strongest property portfolios in the Canadian energy trust sector. The additional production and reserves we acquired in the latter half of 2006 and early 2007 has led to an opportunity to rationalize our asset base. We have engaged in a comprehensive review of our property portfolio to identify opportunities to dispose of non-core assets with a goal of strengthening and high-grading our asset base.
Pengrowth has targeted the disposition of 7,700 boe per day of current production and associated 25 million boe of proved plus probable reserves. These property rationalizations are expected to result in increased efficiencies. We anticipate the proceeds from these dispositions to be in the range of $300 to $450 million and expect the transactions to close in the first half of 2007.
In early 2006, Pengrowth divested of approximately 2.8 million boe of proved plus probable reserves to Monterey, allowing Pengrowth to realize value for non-core producing properties and accelerate exploration and development of our northeast British Columbia (NEBC)
CAPITAL EXPENDITURES AS A PERCENT OF CASH FLOWS FROM OPERATING ACTIVITIES
10 | pengrowth 2006

President’s Message
A substantial part of our success can be attributed to the strength of our team whose efforts are dedicated towards reducing development risk, controlling operating costs and maximizing netbacks.
acreage position. Pengrowth fostered this new exploration company with a farmout of approximately 100,000 net undeveloped acres in NEBC based on Monterey’s commitment to drill a minimum of 20 exploration wells by 2008.
AVERAGE COST OF DEBT CAPITAL
(%)
LONG TERM DEBT/CASH FLOWS FROM OPERATING ACTIVITIES
(Times)
PRUDENT FINANCIAL MANAGEMENT
Pengrowth ended 2006 with a healthy balance sheet with a long term debt to trailing cash flow ratio of 1.1 times and a 17 percent of long term debt to book capitalization. In 2006, Pengrowth had raised combined net proceeds of $1,024 million from a combination of sources including approximately $988 million in gross proceeds raised in two separate public offerings and an additional $36 million raised through the issuance of trust units under the DRIP and employee incentive plans.
During 2006, Pengrowth increased its credit facility from $370 million to $950 million and at the end of the year had an unused capacity of approximately $700 million. Pengrowth has long focused on prudent financial management to provide sufficient credit capacity to take advantage of acquisition opportunities that might arise as well as to fund future capital development requirements. We remain well positioned to achieve these goals.
Pengrowth’s disposition program in 2007 is expected to reduce the indebtedness associated with the ConocoPhillips acquisition completed in January, 2007.
On July 27, 2006, after receiving overwhelming approval from its unitholder base, Pengrowth consolidated its Class A and Class B trust units into one class of trust unit capital that trades on the Toronto Stock Exchange under the symbol PGF.UN and on the New York Stock Exchange under the symbol PGH. The consolidation has allowed Pengrowth units to more fully realize their fair value in both the Canadian and American markets. The consolidation has also provided the trust access to a simpler, more competitive capital structure, enabling Pengrowth to participate more effectively in the competitive acquisitions market.
LONG TERM DEBT AS A PERCENT OF BOOK CAPITALIZATION
* book capitalization (equity plus long term debt)
pengrowth 2006 | 11

President’s Message
UNITHOLDERS’ EQUITY PER TRUST UNIT
LONG TERM DEBT AS A PERCENT OF TOTAL CAPITALIZATION BASED ON MARKET VALUE
* market capitalization
PEER GROUP TOTAL RETURN SINCE OCTOBER 31, 2006
(%)
Performance until Feb. 26, 2007
Source: Reuters
CANADIAN FEDERAL GOVERNMENT PROPOSED TAX LEGISLATION
On October 31, 2006, the federal government of Canada (the “Government”) announced a proposal to impose a tax on distributions from publicly traded income trusts and limited partnerships. The intent of the proposals is to effectively tax trusts in the same manner as corporations. For existing income trusts, including Pengrowth, the Government has proposed a four-year grace period and these new measures would not apply until the 2011 taxation year.
Draft legislative proposals were introduced on December 21, 2006. Until the final legislation in introduced and passed through the parliamentary process, it is difficult to determine Pengrowth’s potential courses of action. We will continue to actively assess the Government’s proposals, their impact on Pengrowth and the options available to the trust while continuing to manage our business to maintain and enhance unitholder value. Since October 31, 2006, Pengrowth has outperformed its peer group and has created momentum to pursue additional opportunities.
Pengrowth continues to advance the position that energy royalty trusts should be distinguished from income trusts generally in the application of the proposed tax regime. Our business model was originally undertaken only after careful consultations with the Department of Finance and is supported by a series of tax rulings that have provided the discipline and framework for Pengrowth for over eighteen years. Energy royalty trusts are highly efficient facilitators of the movement of capital within the oil and gas industry. Energy royalty trusts have enhanced the productivity and ultimate recovery of mature fields, rewarded the exploration success of junior oil and gas companies, spawned new exploration companies, acquired mature assets from the majors and supermajors that ultimately frees up capital for other large infrastructure projects such as the oilsands and the Mackenzie Valley Pipeline. Energy royalty trusts are at the forefront of CO2 injection and other technologies that will not only increase recovery and productivity but also minimize the environmental impact of the energy industry.
The proposed taxation of trusts may adversely impact the sector’s ability to attract capital in Canada and internationally. There are substantial capital requirements for Canada’s oil and gas industry in the future, including our oilsands and pipeline infrastructure. The vast amounts of capital required for the development of our oil and gas industry is generally not available in the Canadian marketplace and we must compete for capital from the
12 | pengrowth 2006

President’s Message
The dawning of the new era at Pengrowth is being reflected in the market place. We will continue to seek opportunities through acquisition, industry consolidation, development and synergies and all other means to continue to add value on behalf of our unitholders.
U.S. and elsewhere. Therefore it is important that Canadian energy trusts maintain a competitive cost of capital and continue to play an important role in the Canadian economy and energy sector.
OUTLOOK
Despite the current and potential impacts associated with the Government’s proposals, Pengrowth has and will continue to effectively focus on the execution of our business strategy. Superior performance in 2006, building on the strength of our new leadership team, has created momentum to pursue opportunities in 2007. We anticipate that uncertainty within the sector will lead to a movement to quality. We believe that Pengrowth’s performance, reputation, ability to access capital and complete transactions together with our significant size will enable Pengrowth to complete future value adding transactions.
In 2006, Pengrowth was one of the better performing trusts in the sector with a one-year total return of one percent. This was lower than in the previous year mainly due to the impact of the new tax proposals on our recent trading price and a lower commodity price environment in which crude oil remained relatively flat and natural gas declined by approximately 44 percent. Pengrowth outperformed in comparison to our energy trust peers in 2006 and outperformed the entire sector since October 31, 2006. We were the fifth top performing trust on the S&P energy trust index which posted a one-year total return of negative 12 percent.
Pengrowth has strived to provide unitholders with top tier returns and has made impressive gains over the past three years. We have shown increased performance versus our peer group on a total annual return basis. Pengrowth has improved its rank from tenth in 2004 to third in 2006 and we remain committed to showing further improvement in the future.
PEER GROUP ANNUAL TOTAL RETURN 2004
(%)
PEER GROUP ANNUAL TOTAL RETURN 2005
(%)
PEER GROUP ANNUAL TOTAL RETURN 2006
(%)

1)	Source: Reuters

2)	TSX Trading

3)	Peer group includes ARC Energy Trust, Bonavista Energy Trust, Crescent Point Energy Trust, Enerplus Resources Fund, Harvest Energy Trust, Peyto Energy Trust, Provident Energy Trust, Shiningbank Energy Income Fund and Vermilion Energy Trust
pengrowth 2006 | 13

President’s Message
ONE YEAR AVERAGE ANNUAL TOTAL COMPOUND RATE OF RETURN (%)
FIVE YEAR AVERAGE ANNUAL TOTAL COMPOUND RATE OF RETURN (%)
TEN YEAR AVERAGE ANNUAL TOTAL COMPOUND RATE OF RETURN (%)
GOALS AND OBJECTIVES
Key targets in 2007 include:
•	Execution of a $275 million capital development program that is focused on asset optimization and organic growth. This includes a $198 million drilling and completions program targeting key growth areas in both Pengrowth legacy assets and those acquired in 2006 and early 2007. The capital program was established in reference to the current commodity prices, Pengrowth’s level of distributions and indebtedness and to maintain flexibility in reference to the impact of the Government’s legislative proposals.
•	Complete a full integration of the assets associated with the Carson Creek, Esprit Energy Trust and the CP properties acquisitions in order to fully exploit those opportunities targeted by our operations teams.
•	Completion of our property disposition program which entails the sale of approximately 7,700 boe per day of current production. Anticipated full year production for 2007 is approximately 83,000 to 87,500 boe per day.
•	Continue to make distributions to unitholders while executing a prudent business model. Pengrowth’s distributions have remained stable at Cdn $0.25 per trust unit since December 31, 2005, however distributions may fluctuate in the future. Distributable cash is derived mainly from producing and selling oil, natural gas and related products. Because of this, distributable cash is highly dependent on commodity prices.
•	Protect and promote the health and well-being of our team members as well as the communities in which we live and work.
PENGROWTH IN THE CURRENT BUSINESS ENVIRONMENT
We are entering into a period of significant opportunity for Pengrowth and its unitholders. Pengrowth’s overall performance since the Government’s tax announcement on October 31, 2006 has exceeded most of its peers.
This may be a reflection of several factors:
•	The significant changes in organizational structure over the past two years has brought many skilled, experienced and highly qualified individuals into the trust.
•	The rapid pace of acquisition activity over the past year, that resulted in some $2.5 billion in new assets being acquired by Pengrowth, has provided momentum to our overall activities.

•	Our increased market capitalization has allowed Pengrowth to engage in larger transactions that provide favourable rates of returns to our untiholders. In the currently proposed new tax environment with potential limits to future growth – size matters.
14 | pengrowth 2006

President’s Message
•	It is possible that in the new environment there will continue to be a “flight to quality” and Pengrowth with its strong asset base and highly skilled and experienced team may continue to benefit.
We will continue to seek opportunities through acquisition, industry consolidation, development and synergies and all other means to continue to add value on behalf of our unitholders.
THE ENVIRONMENT AND PENGROWTH
With respect to environmental concerns which have become of keen public interest at this point in time, I will be participating in the Canadian Council of Chief Executives newly formed task force on the environment.
Pengrowth is active in the area of CO2 sequestration and CO2 injection for enhanced oil recovery through our 9.75 percent interest in the Weyburn project, one of North America’s most successful CO2 projects and the pilot projects conducted at our 22.34 percent owned Swan Hills Unit and this year at our 100 percent owned Judy Creek A Unit.
ACKNOWLEDGEMENTS
Pengrowth enjoys a balanced portfolio of high quality oil and natural gas properties with a large inventory of development opportunities.
The year 2006 has led to a new era for Pengrowth – one that is confident with team members poised to capitalize upon its momentum. We have laid a strong foundation for the future and remain committed to achieving our longer term goals through a sharp strategic focus and a clear appreciation for the enviroment in which we operate.
NET ASSET VALUE PER TRUST UNIT AT 10% DISCOUNT ($)
PRODUCTION PER TRUST UNIT (boe)
DISTRIBUTABLE CASH PER TRUST UNIT ($)
Pengrowth has embarked on a new era of accomplishment and growth. I would like to take this opportunity to wholeheartedly acknowledge the efforts of our entire team, including the board of directors, leadership and all Pengrowth team members, in their tireless pursuit to add value on behalf of our unitholders. We are committed to providing long term, above average results and I assure you that our focus and determination remains resilient. We look forward upcoming challenges and opportunities. Our emphasis on collaboration and teamwork will ensure that we continue to realize value as we move forward into this new era for the trust.
Sincerely,
[signed]
James S. Kinnear
Chairman, President and Chief Executive Officer
pengrowth 2006 | 15

High Quality Assets
Pengrowth’s property portfolio contains some of the highest quality assets in Canada’s energy sector with an average reserve life index (RLI) of approximately ten years on a proved plus probable basis. Our asset base is primarily located across the Western Canadian Sedimentary Basin (WCSB) and off the east coast of Canada. Pengrowth’s property portfolio is characterzied by low decline rates and high development potential and is evenly balanced between natural gas and crude oil.
The year 2006 was a watershed year for the trust with a high level of achievement across our operations. Pengrowth experienced an unparalleled period of expansion with three significant acquisitions, one of which closed in early 2007, all the while delivering on its most successful capital development program to date. Pengrowth’s capability in developing our asset base and adding value on behalf of unitholders speaks to the innovation and expertise our team members display on a continual basis.
16 | PENGROWTH 2006
16 | pengrowth 2006

LIGHT CRUDE
LIGHT CRUDE	OIL AVERAGE	HEAVY OIL	HEAVY OIL AVERAGE
OIL PRODUCTION	REALIZED PRICE	PRODUCTION	REALIZED PRICE
(bbl per day)	($ per bbl)	(bbl per day)	($ per bbl)

SUMMARY OF PROPERTY INTERESTS (Including recently acquired CP properties)

	Pengrowth	Percent	Remaining	Reserve	P+P Value	Percent	2006 Oil			Percent
	P+P	of Total	Reserve	Life	Discounted	of Total	& NGL	2006 Gas	2006 Total	of Total	2006
	Reserves	Reserves	Life	Index	at 10%	Assets	Production	Production	Production	Production	Capex
	(mboe) (4)	(%)	(Years)	(Years)	($M)	(%)	(bpd)	(mmcfpd)	(boepd) (3)	(%)	($MM)

1. Judy Creek BHL Unit	34,279	9.4	44	11.4	558,895	10.4	8,730	5.3	9,613	15.3	38.4
2. Olds Gas Field Unit No. 1 (1)	22,270	6.1	47	18.3	217,850	4.1	119	4.0	786	1.3	0.1
3. Weyburn Unit	21,954	6.0	36	18.3	298,319	5.6	2,894	0.0	2,894	4.6	20.2
4. Swan Hills Unit No. 1	18,655	5.1	50	20.1	207,237	3.9	2,584	1.8	2,884	4.6	5.4
5. Carson Creek North BHL Unit No. 1 (1)	15,598	4.3	37	11.6	231,727	4.3	827	2.4	1,227	2.0	0.5
6. Jenner (2)	15,501	4.3	35	7.7	218,531	4.1	0	0	0	0.0	0.0
7. SOEP	13,080	3.6	9	4.1	292,062	5.5	1,628	28.8	6,428	10.2	22.4
8. Freefight (2)	9,610	2.6	50	13.1	93,319	1.7	0	0	0	0.0	0.0
9. Judy Creek West BHL Unit	9,298	2.6	50	23.6	100,048	1.9	1,146	0.0	1,146	1.8	4.1
10. Monogram Gas Unit	7,769	2.1	38	10.9	127,039	2.4	0	12.1	2,017	3.2	1.8
11. Dunvegan Gas Unit No. 1	6,354	1.8	34	9.5	91,648	1.7	469	8.0	1,802	2.9	4.0
12. Olds Non-Unit (1)	6,305	1.7	38	8.6	103,547	1.9	263	2.5	680	1.1	8.4
13. Tangleflags North EOR	5,727	1.6	26	6.9	41,796	0.8	1,615	0.1	1,632	2.6	2.9
14. Quirk Creek	5,492	1.5	33	11.6	74,695	1.4	183	4.2	883	1.4	13.0
15. Deer Mountain Unit and Non-Unit (2)	5,262	1.4	42	20.9	74,152	1.4	0	0	0	0.0	0.0
16. East Bodo	5,193	1.4	46	21.6	48,691	0.9	651	0.3	701	1.1	1.6
17. Fenn Big Valley (2)	4,921	1.4	27	8.1	69,978	1.3	0	0	0	0.0	0.0
18. Twining	4,864	1.3	50	13.6	67,109	1.3	545	7.2	1,745	2.8	9.9
19. McLeod River	4,240	1.2	42	8.3	65,320	1.2	232	6.8	1,365	2.2	1.7
20. Harmattan (2)	4,199	1.2	26	7.4	62,617	1.2	0	0	0	0.0	0.0
21. Twining CBM	4,149	1.1	36	9.8	53,916	1.0	0	0.8	133	0.2	9.1
22. Kaybob Notikewin Unit No. 1	4,146	1.1	40	13.5	49,557	0.9	58	4.9	875	1.4	0.1
23. Lethbridge (2)	3,987	1.1	41	8.5	59,689	1.1	0	0	0	0.0	0.0
24. Blackstone (1)	3,956	1.1	26	10.7	56,293	1.1	0	1.6	267	0.4	0.0
25. Harmattan East Unit No. 1 (2)	3,787	1.0	29	10.3	50,632	0.9	0	0	0	0.0	0.0
26. Oak	3,631	1.0	42	9.4	68,693	1.3	832	1.5	1,082	1.7	4.5
27. Princess	3,572	1.0	50	9.5	61,327	1.1	0	6.3	1,050	1.7	4.5
28. Tilley Milk River Unit	3,151	0.9	49	15.9	37,791	0.7	0	3.6	600	1.0	1.6
29. Enchant	2,986	0.8	48	14.6	39,229	0.7	577	0.2	610	1.0	0.1
30. Other (3)	108,979	30.0	50	7.5	1,834,177	34.2	10,205	73.2	22,401	35.7	146.5

Total: Pengrowth pro forma	362,915	100.0	50	10.0	5,355,884	100.0	33,558	175.6	62,821	100.0	300.8

(1)	Acquired late in 2006. Production based on three months averaged over the year.

(2)	Property acquired in CP properties acquisition which closed on January 22, 2007.

(3)	“Other” includes Pengrowth’s working and royalty interests in approximately 180 other properties.

(4)	At forecast prices and costs. Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equivalent to one boe.

NATURAL
NATURAL GAS	GAS AVERAGE		TOTAL AVERAGE
PRODUCTION	REALIZED PRICES	TOTAL PRODUCTION	REALIZED PRICE
(mcf per day)	($ per mcf)	(boe per day)	($ per boe)

High Quality Assets
Pengrowth has varying interests in approximately 200 project area properties and operates approximately 57 percent of its production. We have historically targeted long life oil and natural gas in place properties with established production profiles and currently have positions in six of western Canada’s top nine large original-oil-in-place pools. This focus on large pools with substantial original oil-in-place adds significant value through lower than average decline rates when compared with our peers and is an area of significant development opportunity with the use of enhanced oil recovery (EOR) techniques. As well, Pengrowth has lower concentration risk than the majority of its peers with our top ten producing wells representing only six percent of our overall production, significantly below our peer sector average and providing a higher level of stability to our production base.
Pengrowth’s strong suite of conventional assets is balanced by an expanding inventory of unconventional resource plays including coalbed methane (CBM) and an oilsands interest. Our focus on maintaining a diversified asset base – geographical, commodity and play type – allows Pengrowth to successfully manage risk and provides a strong inventory of short, medium and long term opportunities for the trust.
PRODUCTION
Production for 2006 averaged 62,821 boe per day, the highest level in Pengrowth’s history. This represented a six percent increase over 2005 levels reflecting the additional assets Pengrowth acquired over the year and ongoing development on our exisiting property base. Our production for the fourth quarter was 77,614 boe per day and we expect to increase production to approximately 83,000 to 87,500 boe per day for full year 2007. This estimate takes into account the expected divestiture during 2007 of approximately 7,700 boe per day of current production and associated proved plus probable reserves of 25 million boe. The assets that have been selected for disposition in 2007 include a combination of non-core legacy Pengrowth properties and certain assets added through the Esprit Energy Trust (Esprit) business combinaton and the ConocoPhillips properties (the “CP properties”) acquisition.
CAPITAL DEVELOPMENT PROGRAM
Pengrowth successfully executed its largest capital development program in its history with exceptional results. Pengrowth increased its development program by 71 percent to $301 million and for the first time in the trust’s history replaced approximately 99 percent of reserves depleted through production on a proved plus probable basis.
Pengrowth’s capital development program is focused on increasing production and improving reserve recovery through low risk exploitation and infill drilling while participating in limited exploration activities. In total, Pengrowth participated in drilling 298 gross wells (162.9 net wells) with a 96 percent success rate. An additional 19 gross wells were drilled under farmout agreements where Pengrowth retained a gross overriding royalty.
A significant portion of the capital development program was spent at Judy Creek where one new miscible flood pattern was initiated, seven wells were drilled and a CO2 pilot project was initiated. Other major activities for the trust were undertaken at Weyburn where Pengrowth participated in a 55 well program in 2006. This area will remain very active in 2007 with an additional 45 wells planned plus upgrades to the existing compression facilities.
At Quirk Creek a new well was drilled. Production commenced at a restricted rate of 7 mmcf per day gross or 3.6 mmcf per day net to Pengrowth. This was significant as it opened up a new play type deeper than the historical producing zone.
At Bodo, Pengrowth was very active drilling ten horizontal and 19 vertical wells in 2006. A polymer pilot was initiated in May which is being closely monitored. Additional crown land acquisitions in the Bodo area were a focus in 2006 with over 26,000 net undeveloped acres purchased. A portion of these lands will be targeted for 2-D seismic and drilling in 2007.
Pengrowth’s CBM team was also active participating in the drilling of a total of 100 wells (63 operated) for Horseshoe Canyon coals primarily in the Three Hills area. A portion of the wells were tied in to partner facilities in 2006 with the remainder
pengrowth 2006 | 17

High Quality Assets

FINDING AND DEVELOPMENT COSTS

Proved plus probable	ESTIMATED WEIGHTED AVERAGE DECLINE RATES VERSUS PEER GROUP
($ per boe)	(%)

* Excluding future development capital	Source: CIBC World Markets
to be tied in for 2007. In addition, Pengrowth constructed a 5 mmcf per day compressor station that will be commissioned in February 2007. Pengrowth’s interest will be 34 percent in this CBM specific facility.
FINDING AND DEVELOPMENT COSTS
Pengrowth’s finding and development costs in 2006 (excluding future development costs) were $21.25 per boe on a proved basis and $13.25 per boe on a proved plus probable basis reflecting a steady improvement for Pengrowth on this key metric over the past three years despite continued pressure on production and acquisition costs.
During 2006, Pengrowth added 14.2 million boe of proved reserves and 22.7 million boe of proved plus probable reserves including revisions through organic development. Our accomplishment in growing reserves and replacing production internally reflects the success of our low risk development program within our core operating areas, the pursuit of new resource plays and the technical skill of our operations teams in fully exploiting our asset base. Further, and in light of the tight acquisition environment in the WCSB, we have been able to add 59.1 million boe of proved reserves and 78.6 million boe of proved plus probable reserves though our business development team. We would expect to continue to capitalize on both organic and external growth in the future.
OUTLOOK
Pengrowth’s capital development program in 2007 has been set at $275 million and is focused on economically robust development projects which are expected to maintain the quality and reliability of Pengrowth’s assets combined with a prudent level of environmental, site reclamation and asset retirement activities. Over two-thirds of the 2007 capital development program consists of a $198 million drilling and completions program which is weighted equally between crude oil and natural gas objectives and will target key growth areas in Pengrowth legacy assets and those acquired in 2006 and early 2007. We expect to drill approximately 200 new wells and to execute more than 125 net recompletions and reactivations.
Pengrowth’s high quality asset base continues to provide the trust with a large inventory of low-risk projects with high return potential over the next several years. In 2007, Pengrowth will focus significant capital on programs targeting our core holdings at Judy Creek and the Swan Hills area, a follow-up well at Quirk Creek and an expanded focus on Pengrowth’s CBM project initiated in 2006. We also expect to pursue opportunities presented by the newly acquired Carson Creek, Esprit Trust and CP properties.
Our large inventory of development projects, financial flexibility and strong technical team continue to provide us with a multitude of opportunities allowing us to selectively invest in key-growth areas to maximize value and returns for our unitholders.
18 pengrowth 2006

High Quality Assets
1997-2007: TEN YEARS OF GROWING PRODUCTION THROUGH ACQUISITIONS
          Production based on 2007 production guidance before dispositions.

* Reserves are pro forma for the CP properties acquisition
pengrowth 2006 | 19

High Quality Assets
BUSINESS UNITS
NORTHERN
Production from Pengrowth’s Northern area averaged approximately 9,730 boe per day with 59 percent of production comprised of natural gas and 41 percent of crude oil and natural gas liquids (NGLs). Pengrowth’s average working interest is approximately 37 percent. In 2006, Pengrowth farmed out a portion of its acreage in this unit to Monterey Exploration. During 2006, 12 wells were drilled or licensed. The CP properties acquisition included assets in the Red Earth area of northern Alberta which will reside in this business unit These assets are composed of 2,450 boe per day from several fields such as Talbot Lake, Panny and Kidney. All of these fields are supported by an extensive network of facilities, pipelines and 3-D seismic for future development activity.
CENTRAL
The Central business unit averaged approximately 26,078 boe per day in 2006 with 75 percent of production comprised of crude oil and NGLs and 25 percent comprised of natural gas. Pengrowth’s average working interest is approximately 60 percent. The Goose River Unit and Deer Mountain Unit No. 1 were acquired through the CP properties acquisition and will be stewarded by the Central team. Pengrowth is a significant player along the Swan Hills Reef trend of large oil-in-place reservoirs and these two assets will complement our existing operations, which includes our key focus area of Judy Creek and Swan Hills. The Carson Creek asset, formerly operated by ExxonMobil Canada, is one of the major oilfields acquired by Pengrowth in 2006. Strong synergies exist between Carson Creek and Judy Creek not only from a geographic perspective but also from a geological and reservoir perspective. These two fields in aggregate represent Pengrowth’s largest operated light oil properties in the portfolio of assets.
SOUTHERN
The Southern business unit saw significant growth in 2006 with the addition of properties from the Esprit Trust and CP properties acquisitions. These two acquisitions strengthened our position in shallow gas, CBM and medium depth light oil and gas. In 2006, production in this business unit averaged approximately 12,450 boe per day with 23 percent comprised of crude oil and NGLs and 77 percent natural gas. Pengrowth’s average working interest is approximately 65 percent. Four major assets from the CP properties acquisition were added to our Southern area. These include Fenn Big Valley (light oil and natural gas), Lethbridge (natural gas), Jenner (medium gravity oil) and Freefight, Saskatchewan (shallow gas). In addition, a large undeveloped acreage position was leased to Pengrowth from ConocoPhillips to develop 37,000 acres of fee title lands. Esprit properties such as Three Hills, Berry, Winnifred and Mikwan added a relatively even split of crude oil and natural gas that either directly overlaps or strategically complements Pengrowth’s existing position in the Southern business unit.
HEAVY OIL
The company’s commitment to the Heavy Oil business unit increased significantly in 2006. Pengrowth operates conventional production from the Bodo, Cactus and Plover Lake fields, which straddle the Alberta/Saskatchewan border. In 2006, production averaged 6,163 boe per day with 81 percent of production comprised of heavy oil and 19 percent comprised of natural gas. Pengrowth’s average working interest is approximately 62 percent. The Heavy Oil business unit consists of primary and secondary recovery fields in the areas operated by Pengrowth and the enhanced recovery steam assisted gravity drainage (SAGD) operation in the Tangleflags field operated by Canadian Natural Resources Limited. In addition, Pengrowth conducted preliminary geological and engineering scoping in the Lindbergh area, which is located approximately 60 miles northwest of Tangleflags. Lindbergh may be a candidate for an oilsands pilot project in the next decade, however, scoping work for potential SAGD applicability is currently underway.
OLDS
Olds is a new focus area for Pengrowth leveraging off the Esprit business combination. This area averaged 7,886 boe per day since the October 2, 2006 acquisition date comprised entirely of natural gas and associated NGLs. Pengrowth’s
20 | pengrowth 2006

High Quality Assets
SOEP installation, Nova Scotia
average working interest of approximately 70 percent was augmented by the acquisition in early 2007 of the Harmattan property from ConocoPhillips. The partner operated Harmattan asset produces 100 percent natural gas and NGLs, a portion of which is processed at the 100 percent Pengrowth owned Olds facility. Olds represents Pengrowth’s largest operated gas property.
SABLE OFFSHORE ENERGY PROJECT (SOEP)
SOEP involves the development of several natural gas fields located approximately 225 kilometres off the east coast of Nova Scotia. Raw gas from SOEP is delivered to the onshore gas plant facility at Goldboro, where the liquids are extracted and sent to the fractionation plant in Point Tupper for processing. Sales gas is transported to market via the Maritimes & Northeast Pipeline. Propane and butane are shipped by both truck and rail while condensate is transported by ship. The project produced approximately 135 bcf (gross) of raw gas in 2006. Production is comprised of approximately 80 percent natural gas and 20 percent NGLs. Pengrowth’s working interest is 8.4 percent in this ExxonMobil Canada operated property.
SOEP drilling activity in 2006 involved the addition of a third well at Alma. The Alma 3 well was spudded on February 9, 2006 and started production on April 7, 2006. Initial raw production from Alma 3 was approximately 50 mmcf per day (gross). The main construction activity at SOEP during 2006 was the installation and start-up of the compression project. Compression was installed to allow the SOEP fields to be drawn down to much lower pressures allowing for additional recovery of gas at higher production rates.
pengrowth 2006 | 21

CASE STUDY JUDY CREEK, AB Pengrowth’s steady goal of increasing unitholder value has led to a team intent on applying innovative methods to fully exploit our asset base. Pengrowth has become an industry leader in using enhanced oil recovery (EOR) techniques to maximize production. Indeed, we currently estimate that 15 to 20 percent of current production could be a candidate for EOR techniques going forward. Pengrowth’s commitment to capitalize on new upside opportunities can be seen at Judy Creek - our largest producing asset. The field is comprised of two oil reservoirs, the Judy Creek A and B Pools, where Pengrowth holds a 100 percent working interest. The assets are located in north-central Alberta and have extensive infrastructure including a gas processing plant, production complex, water plant, miscible injection station and an extensive pipeline system. Since assuming operatorship in 1998, Pengrowth has successfully reversed production declines through EOR techniques including a hydrocarbon miscible flood program, new development and well optimization.
Production 10,759 boe per day Proved plus probable reserves 43,577 mboe Reserve Life Index 11.1 years
Formation Beaverhill Lake Upside Future EOR opportunities
22 | pengrowth 2006

High Quality Assets
PRODUCTION AND RESERVES
Judy Creek was discovered in 1959 and despite its long production history has a remaining economic life of 50 years. Original oil-in-place totaled 815 mmbbls in the Judy Creek A Pool, making it one of the largest oil pools discovered in western Canada. To December 31, 2006, a total of 356 mmbbls (gross) have been produced from the Judy Creek A Pool with remaining total proved plus probable reserves at December 31, 2006 estimated at 34.3 mmboe. Original-oil-in-place at the Judy Creek B Pool totaled 262 mmbbls, and at December 31, 2006, 115 mmbbls (gross) have been produced. The remaining producing reserve life is 44 years and 50 years and the reserve life index is 11.9 years and 23.6 years, respectively for the A and B pools on a proved plus probable basis.
In 2006, production at Judy Creek averaged 10,764 boe per day representing approximately 17 percent of Pengrowth’s total production.
Three new miscible patterns were initiated in Judy Creek A Pool with a total expected recovery of 540 mbbls. Two miscible patterns finished solvent injection and are expected to ultimately recover 450 mbbls. Seven infill wells were drilled and completed (four producers and three injectors). The average initial oil rate for the producing wells was 200 bbls per day. The injector wells drilled complete two new waterflood patterns and one miscible pattern. Injection is expected to begin in the second quarter of 2007.
CO2 PILOT
The overall scope of this pilot project is to inject acid gas from the Judy Creek Gas Conservation Plant which is supplemented with trucked-in CO2. The internal approval for this project was granted in the first quarter of 2006 and the EUB regulatory applications were submitted in the second quarter of 2006. Construction and operations preparation of this project has been ongoing since internal approval. The acid gas disposal portion of this project commenced injection in the fourth quarter of 2006, while the CO2pilot commenced injection in the first quarter of 2007. Results are expected within the next six to twelve months.
SEISMIC
In late 2006, two 3-D seismic surveys were shot at Judy Creek totalling 47 square kilometres. The larger 3-D covered a portion of the Beaverhill Lake B pool with the remainder of the data centred on the CO2 pilot area.
UPSIDE
Four new miscible patterns are currently being developed in Judy Creek A Pool in 2007. Two of the patterns are expected to commence injection in the second quarter while the other two should commence in
JUDY CREEK STATISTICS
the third quarter of 2007. The 2007 drilling program will involve two to five infill drills with the primary focus on creating new miscible patterns. It is anticipated that the seismic over the Judy Creek B pool will lead to future locations and monitoring the CO2 flood front.
JUDY CREEK A AND B POOLS
pengrowth | 23

Value Adding Acquisitions
Pengrowth has positioned itself as one of the most active and opportunistic acquisitors in the trust sector and a leader in enhancing value on behalf of its unitholders. During 2006, Pengrowth completed $1.4 billion of acquisitions, replacing annual production by 343 percent. When including the CP properties acquisition, which closed January 22, 2007, these numbers become more impressive with Pengrowth completing $2.5 billion of acquisitions and replacing annual production by 627 percent.
Pengrowth has actively managed growth through a prudent acquisitions strategy. We target properties which meet rigorous criteria including: long-life reserves; low ongoing capital requirements; ability to operate; ongoing development potential; and accretion on a per unit basis for production, reserves and distributable cash. Pengrowth continues to seek out large oil and gas in place reservoirs where technical expertise can add value while opportunistically pursuing non-conventional oil and gas resource plays.
Pengrowth has been highly successful in acquiring assets which align with our strategy. Since inception, Pengrowth has grown production and reserves at a compound rate of 31 percent and 30 percent, respectively.
24 | pengrowth 2006

Value Adding Acquisitions
Pengrowth has grown through the selective acquisition of quality properties over its history mainly targeting legacy assets — large oil and gas projects with positive, long term financial returns. Management’s rigorous evaluation criteria has played a key role in creating a portfolio of premium assets. This was abundantly clear in 2006 as Pengrowth pursued opportunities with an entrepreneurial approach and executed its largest acquisition program to date. The trust essentially doubled in size through a series of property and corporate acquisitions which on a combined basis were accretive on all significant metrics including production, reserves and disitrubtable cash per trust unit.
CARSON CREEK
Pengrowth acquired the Carson Creek assets from ExxonMobil Canada in September of 2006, which included an 87.5 percent operated working interest in Carson Creek North Unit No. 1 and a 95.1 percent operated working interest in both Carson Creek Unit No. 1 and the Carson Creek Gas Plant.
The acquisition of the Carson Creek assets is consistent with Pengrowth’s long term strategy of acquiring working interests in large original oil-in-place reservoirs offering the potential for incremental recovery through the application of improved technology and recovery techniques. The acquisition provided the addition of approximately 19 mmboe of proved plus probable reserves.
These assets provide Pengrowth with ownership in one of the larger conventional original-oil-in-place reservoirs in western Canada. Carson Creek is located just 20 kilometres south of Pengrowth’s existing interests in Judy Creek and Swan Hills Unit No. 1 and significantly expands Pengrowth’s key light oil focus area. The Carson Creek North Unit offers stable long term, light crude oil production with potential reserve upside through prospective up-hole zone development, potential infill drilling and enhanced oil recovery opportunities similar to other Swan Hills pools in this area. The assets’ proximity to Judy Creek and Swan Hills provides for further development and field operating synergies equating to improved overall efficiencies.
ESPRIT ENERGY TRUST
Pengrowth completed its first industry consolidation transaction with the successful strategic business combination with Esprit Energy Trust in October of 2006. The combination also represents the most recent trust consolidation within the Canadian energy trust sector.
Pengrowth was able to successfully capitalize on the opportunity to acquire long life natural gas assets during a lower natural gas price environment and added approximately 60.7 million boe of proved plus probable oil and natural gas reserves and 250,000 net acres of undeveloped land to our asset base.
pengrowth 2006 | 25

Value Adding Acquisitions
Three Hills Area
The Esprit business combination also served to strengthen the Pengrowth team in a highly competive market for superior technical expertise through the combination of management and operating personnel.
The Esprit assets include shallow gas and CBM potential, core areas of Pengrowth expertise, and development potential exists on many of Esprit’s core properties. Esprit’s net undeveloped land acreage position increased Pengrowth’s exisiting land base by approximately 60 percent, providing a source of internally generated drilling opportunities supported by over 12,000 square kilometres of 2-D seismic and 4,000 square kilometres of 3-D seismic. Esprit’s inventory of 46 net sections of CBM potential in the Greater Olds area will also augment Pengrowth’s potential in the area.
The business combination served to strengthen the Pengrowth team in a highly competive market for superior technical expertise through the addition of management and operating personnel. Pengrowth added 103 permanent team members creating value through the realization of additional synergies. The combination of Pengrowth’s geological, engineering and operational expertise will allow us to further exploit value from our combined asset base.
26 | pengrowth 2006

Value Adding Acquisitions
CONOCOPHILLIPS PROPERTIES ACQUISITION
ALBERTA SASKATCHEWAN
Red Earth
West Central
Fenn -Big Valley
Southeast AB Harmattan
BRITISH COLUMBIA
Freefight
Lethbridge
Land acquired
CONOCOPHILLIPS PROPERTIES
On January 22, 2007, Pengrowth completed the largest property acquisition made to date by a Canadian energy trust with the purchase of Canadian oil and natural gas producing properties and undeveloped land from a subsidiary of ConocoPhillips. The CP Properties will provide Pengrowth with 65.1 million boe of proved plus probable reserves and are balanced evenly between natural gas and crude oil.
The CP Properties provide a wide range of opportunities to add value through an increased commitment of capital for active development including potential production from new horizons, infill drilling, continued optimization of existing waterflood programs and new enhanced oil recovery programs. The acquisition also provides synergies in several of Pengrowth’s focus areas including our Judy Creek and Swan Hills focus area. The acquisition adds more than 375,000 net acres of undeveloped land and approximately 9,300 kilometres of proprietary 2-D seismic and interests in over 50 3-D seismic surveys.
The CP Properties are characterized as being high working interest and a majority are operated; providing a strategic fit to Pengrowth’s existing asset base. The transaction also provides an opportunity for the trust to optimize the value of our asset base through a selective disposition program of non-core assets.
pengrowth 2006 | 27

CASE STUDY CARSON CREEK
The Carson Creek acquisition involved a highly sought after asset that Pengrowth had coveted for several years. It was notable that this was the first time that operatorship and controlling interest in the asset had been offered to the market since its discovery in 1957. Pengrowth was the successful bidder for this high quality, long life, large original-oil-in-place reservoir. Pengrowth acquired the Carson Creek assets for $475 million late in the third quarter of 2006. These properties are located in close proximity to Pengrowth’s existing Swan Hills and Judy Creek assets and expands the trust’s key light oil focus area.
Production 4,800 boe per day Proved plus probable reserves 18,352 mboe Reserve Life Index 10.5 years
Formation Beaverhill Lake Upside Future EOR opportunities
28 | pengrowth 2006

Value Adding Acquisitions
Pengrowth’s technical team had some knowledge of this asset as it produces light oil and natural gas from the same reservoir and geologic horizon as Judy Creek. Pengrowth’s operational expertise and knowledge of the reservoir gives us a competitive advantage in operating this asset. It was instrumental that all of the key ExxonMobil Canada staff at Carson Creek joined the Pengrowth team and to date, we are very pleased with how the integration has progressed.
Going forward Pengrowth is enthusiastic about the future opportunities of this acquisition. A large 3-D seismic program
CARSON CREEK ASSETS
will be shot in early 2007 to help delineate infill and stepout drilling locations. Reservoir characterization and simulation modeling is underway to identify infill drilling opportunities, waterflood optimization initiatives, and potential well site compression work. We believe synergies in the field will lead to cost savings and greater efficiencies.
Pengrowth’s CO2pilot at Judy Creek will be closely monitored to determine its applicability to Carson Creek in future years. Over the longer term we will be investigating the possibility of utilizing EOR techniques at Carson Creek.
GREATER SWAN HILLS AREA
pengrowth 2006 | 29

Three Hills Area Operational Excellence A key component in adding unitholder value lies with our ability to achieve operational excellence. It remains critical for Pengrowth to enhance its business results through continued improvements in ongoing operations and project execution. Pengrowth also remains focused on building excellence within our health, safety and environment programs. _0 | PENGROWTH 2006
30 | pengrowth 2006

Operational Excellence
OPERATIONAL PERFORMANCE
Production efficiency and costs are key focus areas for Pengrowth across our operations. Pengrowth team members pursue projects to enhance production, reduce costs and maximize returns from our existing asset base. Production in 2006 reached record levels due in part to these efforts.
Pengrowth spent $271 million in operating costs in 2006 and we continuously look for ways to change the way we do our work or operate and maintain our facilities to reduce these significant costs. We expect improvement efforts that were started in 2006 regarding our subsurface and surface maintenance work practices and our procurement strategies to continue in 2007 and begin to show a positive impact on our ongoing operating costs. With the increase in power costs experienced in late 2006 and expected to continue in 2007, power optimizaton has been and will be another priority for operational improvement at Pengrowth.
In 2006, approximately $57 million of capital was spent on facility maintenance and enhancement activities. While a large portion of these funds was used for ongoing maintenance to maintain the integrity of existing facilities, there were several facility enhancement projects of note. By far the largest enhancement project was the installation of compression at SOEP, where Pengrowth spent $20 million in 2006 to complete the installation of a new offshore compression facility. Start-up of the new facility was in late December and once the facility is fully up and running in early 2007 the expected initial production rate increases are approximately 100 mmcf per day gross (8 mmcf per day net to Pengrowth). This additional compression will also allow incremental recovery of gas through the life of SOEP.
A smaller, yet equally important, example of where Pengrowth has spent enhancement capital dollars to improve operations is heavy oil battery upgrade work. Pengrowth undertook a thorough review of ongoing operations in the heavy oil area in southeast Alberta and southwest Saskatchewan and, as a result of the review, implemented a $200,000 test upgrade at one of the batteries. This work was concluded in late 2006 and early 2007 and initial results indicate a reduction in consumption of fuel gas at this battery operation by approximately 50 percent resulting in the additional gas being available for production and sale. The capital cost of this optimizaton work will be paid back in less than a year based on the results. Additional upgrades in the heavy oil area will be pursued in 2007.
In 2007, enhancement capital will be spent to achieve a number of key operational synergies that Pengrowth has identified with the recently acquired Carson Creek, Esprit and CP properties.
PROJECT EXECUTION
Project execution is another key to operational excellence and Pengrowth’s drilling, production and surface facilities projects team members were very successful in delivering the 2006 capital program of $301 million. Finding and development costs of $13.25 per boe (proved plus probable excluding change in future development
OPERATING COSTS
($  per boe)
11.80 06 10.07 05 8.13 04 8.33 03 8.12 02
OPERATING NETBACK
($  per boe)
29.59 06 32.54 05 24.51 04 22.17 03 14.70 02
pengrowth 2006 | 31

Operational Excellence
capital) and approximately 100 percent reserve replacement through development reserve additions are a testiment to the effective work done by the project teams in 2006. During 2006, Pengrowth implemented project and cost tracking systems that have resulted in better planning and execution of projects and also have helped to identify project concerns more quickly. Additional work on project management systems and work practices is planned for 2007 and combined with the planned efforts to improve procurement practices, additional improvements in the timeliness and cost effectiveness of projects can be made.
HEALTH AND SAFETY
Throughout 2006, Pengrowth remained committed to improving safety management systems and protecting the health and safety of our team members, contractors and the public. Ensuring regulatory compliance is also an ongoing focus for Pengrowth.
To help ensure compliance and ongoing improvement of safety systems, a third party external audit of Pengrowth’s safety management system was conducted in the fourth quarter of 2006 as part of a successful recertification requirement of our Alberta Partnerships Certificate of Recognition program. Many safety system strengths were identified and the few gaps identified will be a focus for improvement in 2007.
Consistent with 2006, there will be a continued focus on raising employee awareness on safety issues through ongoing communication and tracking of near miss, hazard identification and incident reports. All of these proactive efforts are targeted at reducing the risk of future incidents or injuries.
Educating employees and contractors on emergency response preparedness was another major effort in 2006 that will continue in 2007.
Contractor safety is of great importance to us due to increased work activities in our industry and less experienced personnel available in all our operating areas. To help manage this risk Pengrowth conducted regular safety meetings with our contactors in 2006 and also held several contractor safety forums where both Pengrowth and industry speakers shared their knowledge and expertise on workplace safety. As well, we continued to hold training sessions to help ensure workers and supervisors were current with Pengrowth practices, changes in government legislation and occupational health and safety requirements.
Another major effort in 2006, that will continue into 2007, will be the ongoing integration and alignment of Pengrowth’s existing safe work practices and procedures with those newly acquired operations from ExxonMobil Canada, Esprit and ConocoPhillips. This integration process will allow the to identification and implemention of ‘Best Practices’ from new operations.
ENVIRONMENT
Pengrowth is committed to corporate and industry excellence in environmental performance and stewardship. Pengrowth remains dedicated to responsible operatorship, minimization of environmental impacts and compliance with provincial federal legislation and regulations or other requirements within jurisdictions in which we operate.
Pengrowth continues to be an active participant in the Environment, Health, Safety and Social Stewardship Program initiated by the Canadian Association of Petroleum Producers (CAPP) and in 2006 Pengrowth received CAPP’s Platinum Level recognition in support of our achievements.
Pengrowth proactively mitigates environmental risks through pipeline and facility replacements and awareness. In 2006, Pengrowth spent $6 million of maintenance capital on such mitigation initiatives.
During 2006, Pengrowth spent approximately $9 million on an active well abandonment and site restoration program under which the trust continued to assess and remediate sites impacted
32 | pengrowth 2006

Operational Excellence
by historical operations. The primary focus for reclamation and remediation was on removing flare pits and drill sumps. For 2007, Pengrowth has dedicated resources to continue with such initiatives.
Pengrowth monitors and tracks facility emissions in order to meet requirements, including the National Pollutant Release Inventory, Federal Greenhouse Gas Reporting Program, Alberta Specified Gas Reporting program and the CAPP Benzene Emissions Report.
Pengrowth team members and contractors are essential to the execution of our environmental mandate. Facility inspections were conducted throughout the year by Pengrowth personnel as well as by regulators. These inspections improve overall environmental awareness, reduce flared and vented volumes and reduce environmental incidents at operated facilities.
For 2007, Pengrowth will continue an active well abandonment program to ensure our ability to meet upcoming changes in suspended and abandoned well regulations, as well to constantly monitor and inspect operations to improve our environmental performance.
Dave Ward, Three Hills Area
pengrowth 2006 | 33

CASE STUDY COALBED METHANE This was a pivotal year for Pengrowth’s CBM team. The group was formed in late 2005 to initiate development on Pengrowth’s acreage position in southern Alberta. Pengrowth acquired significant CBM lands primarily through the acquisition of the Murphy assets in 2004 and Crispin in 2005. The lands are located in the Three Hills area approximately 90 kilometres northeast of Calgary.
Production 200 boe per day Proved plus probable reserves 4,149 mboe Reserve Life Index 9.8 years Formation Horseshoe Canyon & Mannville Coals
Upside Additional development drilling Brian Fuglerud, Three Hills Area
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Operational Excellence
In early 2006, Pengrowth drilled 11 wells for Horseshoe Canyon CBM to complete its phase one evaluation program. This resulted in six producing wells and six standing wells. Six of the wells were tied in during the fourth quarter and yielded better than expected results. Based on this, a further 52 wells were drilled in 2006. These wells were all cased and standing at year end and were tied in during the first quarter of 2007.
In late 2006, Pengrowth began the construction of a 5 mmcf per day CBM specific compressor station in the North Twining area that was commissioned on February 9, 2007. The station was designed to be expanded to 10 mmcf per day in the future. Pengrowth owns a 34 percent working interest in this facility.
PRODUCTION AND RESERVES
Pengrowth’s CBM production is a combination of royalty interest, operated and partner operated production. For 2006, average production was 200 boe per day. However, this number is expected to increase signficantly once all operated wells are tied into the Twining Facility.
UPSIDE
With the Esprit and CP properties acquisitions, Pengrowth’s position will be further enhanced for CBM potential not only for the Horseshoe Canyon coals but the Mannville coals as well where we have a sizable acreage position in Southern Alberta. Plans for 2007 include drilling 16 wells in the Twining area, testing the Horseshoe Canyon coals in the Olds area and drilling a horizontal Mannville test well.
THREE HILLS LAND POSITION
R2 R1W5 R28 R27 R26 R25R24 R23 R22R21 R20 R19W4 T38 T38 T37 Fenn Big T37 Valley T36 T36 T35 T35 T34 Olds Twining T34
T33 T33 T32 T32 T31 T31 T30 T30 T29 T29 R2 R1W5 R29 R28 R27 R26 R25 R24 R23 R22 R21 R20 R19W4
pengrowth 2006 | 35

Positioned for the New Era
The year 2006 was a period of significant transition and exceptional growth for Pengrowth. We achieved success in acquiring substantial value-adding acquisitions and executed internal drilling and development activities which, for the first time in the trust’s history, essentially replaced the reserves depleted through production during the year. Through these activities, Pengrowth has achieved a balanced portfolio of high quality oil and natural gas properties with a large inventory of development opportunities.
Judy Creek
36 | PENGROWTH 2006
36 | pengrowth 2006

Positioned for the New Era
PROVEN AND EXPERIENCED MANAGEMENT
Pengrowth’s management team has built a proven track record of success over the past 18 years and continues to make significant organizational changes. On a combined basis, the eleven members of Pengrowth’s senior management team have an average of over 25 years of experience in the oil and gas industry each. The strengthened team reflects the increased emphasis within the organization on enhancing value on behalf of unitholders.
PEOPLE
In order to capitalize on the extensive opportunities available to the trust going forward, significant focus has been placed on attracting and retaining quality employees in a highly competitive labour market. At December 31, 2006, Pengrowth had 461 permanent team members committed to providing superior performance for the benefit of our unitholders. In return, Pengrowth is committed to sharing our success through competitive compensation programs tied to company performance.
During 2006, Pengrowth was successful in retaining 94 percent of Esprit Energy Trust employees, 100 percent of the Carson Creek targeted employees, and added an additional 33 positions during the year. Pengrowth has expanded its recruitment activities, including summer and co-op internship programs, to help attract individuals across a wide range of disciplines. Pengrowth enhanced formal and informal performance development programs to encourage and accelerate individual advancement within the organization.
Learning and development are a priority at Pengrowth. In preparation for more senior roles, team members develop leadership skills and abilities through a series of development programs. As well as providing opportunities for leadership development, Pengrowth team members develop and expand their technical knowledge and abilities through formal training programs and mentoring relationships with senior team members.
In addition to attracting and retaining superior people, Pengrowth has focused on the strategic organization of our teams. Five integrated asset teams consisting of engineers, geologists, geophysicists, landmen, accountants, analysts, technologists and human resources personnel have been developed and are focused on providing superior results.
CO2 EOR POTENTIAL AT PENGROWTH
In suitable oil pools, the injection of CO2 results in significant increases in oil production and reserves. CO2 EOR is a mature technology in the United States. Its application in Canada is limited at present, largely due in part to a limitation in CO2 delivery infrastructure, but several new projects of various scales are being pursued.
Increasing emphasis on greenhouse gas sequestration and robust oil prices provide an environment in which the EOR potential of CO2 injection has come to be recognized as one of the few emission reduction techniques which can be profitably pursued.
Pengrowth’s assets include several large high working interest oil fields which are
TEAM MEMBERS
Technical professionals All other team members 461 298 289 217 205 22 42 57 63 95 02 03 04 05 06
POTENTIAL ENHANCED OIL RECOVERY UPSIDE IN THE GREATER SWAN HILLS AREA
plus 11 mmboe Other probable 12 mmboe 30 Carson Creek 53 mmboe proved mmboe reserves Judy Creek 37 mmboe 2% incremental
56 mmboe 3% incremental
pengrowth 2006 | 37

Positioned for the New Era
suitable candidates for CO2 EOR. Some of these are already undergoing enhanced oil recovery processes, the most notable of which would be the Judy Creek oil pools in central Alberta. Due to this history of EOR operations, Pengrowth’s technical and operational teams are well versed in the assessment, development, and operation of EOR projects.
CO2 is a superior EOR fluid when compared to hydrocarbon fluid which has historically been used in Canada. Therefore the potential exists to apply CO2 injection technology not only in new fields, but also in fields that have already undergone other EOR processes. This potential is being explored in an EOR pilot project in the Judy Creek A pool (100 percent working interest). After more than a year of planning and regulatory applications, the pilot commenced in February, 2007, and is injecting CO2 at a rate of 200 tonnes per day (3.8 mmcf per day). Injection will continue on alternating months for approximately 18 months, followed by a year of monitoring and data acquisition.
Pengrowth’s recent acquisitions have added several oil pools to Pengrowth’s portfolio of CO2 EOR candidates. In conjunction with existing CO2 pilots at Swan Hills in which we are participating, Pengrowth will be well positioned to take a lead role in this technology.
RESERVOIR STUDIES
To assist in developing strategies for effective and efficient depletion of our oil and gas resources, Pengrowth has assembled a reservoir studies team of geoscientists and reservoir engineering specialists. Equipped with state-of-the-art numerical modeling software, the team is dedicated to effectively building realistic reservoir models that are used to quantify resources in-place, identify drilling prospects, optimize resource recovery schemes and provide production forecasts for economic evaluation.
Pengrowth team members have built models for over 70 percent of the oil reserves. Recent accomplishments include recognition of additional oil resources in the Judy Creek A pool and identifying and drilling new wells at Pengrowth’s Rigel and Elm fields in NEBC.
SEISMIC
In 2006, Pengrowth acquired the most 2-D and 3-D seismic data in the trust’s history. It will be used to enhance our interpretation of new areas and our existing large oil-in-place pools. Through our involvement in the Weyburn CO2 injection project, we have seen the benefit of shooting 4-D (time lapse) seismic to map the advancing CO2 front. This mapping enables more optimum drilling location selection. Just prior to the start-up of Pengrowth’s Judy Creek CO2 pilot injection project a baseline 3-D seismic survey was acquired. This survey will facilitate future time lapse 3-D to be acquired to map this CO2 injection front as well.
Pengrowth’s geophysics team has been striving to employ leading edge software to support drilling location selection and reservoir mapping capability. Applying frequency, coherency,
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Positioned for the New Era
and curvature attributes to some of our Swan Hills pools has led to an increased understanding of the reef complex. These geophysical results will be used for upcoming drilling programs and supporting geologic models (interpolation between wells) for eventual input to our in-house reservoir simulation team.
Amplitude versus offset work has been successful in identifying gas sands in northeast British Columbia to gas charged channel sands in western Saskatchewan. Using inversion to complement the traditional pre-stack work adds robustness to the method. Work is continuing to identify drilling locations for later this year.
Pengrowth’s proprietary seismic data base grew exponentially in 2006 via the acquisition from Conoco of over 1,100 lines of 2-D seismic and 57 3-D seismic surveys. Pengrowth is well-positioned for the future development of the CP properties with this dataset.
EAST BODO POLYMER PILOT
Pengrowth operates one of the few heavy oil waterfloods at East Bodo, Alberta. In an effort to maximize recovery in the Lloydminster sands, Pengrowth is pursuing the strategy of mixing low concentrations of polymer with the injection water. Polymer has a higher viscosity than water and, in a heavy oil application, results in a more efficient flood and consequently higher recovery. Based on simulation and lab work, polymer injection could result in recovering an additional 10 percent to 20 percent of the original oil-in-place over conventional water injection schemes.
A mature waterflood pattern with water exceeding 98 percent of the produced fluid was selected for the pilot and polymer injection began in May, 2006. Results so far have proven that various water sources can be used to make the polymer and target viscosity and injection rates have been achieved. Since implementing the pilot injection scheme, water cuts have decreased and oil production has increased. Pengrowth plans to expand the pilot area to include a recently drilled horizontal pattern immediately to the west in the second quarter 2007. An additional pilot has been planned at Cosine to prove the feasibility of polymer-flooding a reservoir containing water below the oil reservoir.
LINDBERGH OILSANDS ASSET
1 6 T59 36 31 T58 1 6 36 31 T57 R5 R4W4
Pengrowth land Oilsands pool outline Potential SAGD locations
LINDBERGH OILSANDS UPDATE
Pengrowth conducted initial scoping assessments of the Lindbergh oilsands property during 2006. Internal resources combined with external consulting experts were used for high level resource mapping; simple reservoir modeling and production forecasting; initial cost estimating; and commercial and regulatory scoping. The objective on this work was to determine the potential for implementing an oilsands project at the Lindbergh property. The initial scoping study will be completed in early 2007. A second phase for the Lindbergh project is currently planned for 2007, subject to the final results of the scoping study. This second phase involves more detailed subsurface, facility and commercial work targeted at selection and design of a pilot project for Lindbergh. The current project timeline would have pilot project approval targeted for 2008, subject to ongoing internal reviews and approvals.
pengrowth 2006 | 39

CASE STUDY QUIRK CREEK
Pengrowth significantly expanded its ownership in the Quirk Creek area of southern Alberta in March, 2002 with the acquisition of an additional 55.9 percent working interest in three producing gas wells, a 26.4 percent working interest in ten other producing gas wells and a 25.9 percent working interest in the Quirk Creek natural gas plant. This compares to Pengrowth’s previous 5.5 percent working interest in 13 producing gas wells in the area and a 4.6 percent interest in the gas plant.
Pengrowth’s total working interest share of production for 2006 was approximately 883 boe per day and remaining proved plus probable reserves are estimated at 5.5 million boe.
Production Proved plus probable reserves Reserve Life Index Formation Upside
883 boe per day 5,492 mboe 11.6 years Turner Valley Continued extension of the play
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Positioned for the New Era
When Pengrowth acquired these additional assets in 2002, we believed that significant upside was present in the area. This upside began to be realized in early 2006 when Pengrowth along with its partner Imperial Oil Resources spudded the Quirk Creek well at the 10-12 location, the first well to be drilled in over 25 years in the field. This opportunity represented the largest single well expenditure in the history of Pengrowth due to the complex nature of the operation. It took just under three months to finish the drilling which concluded in late March. We are pleased to announce that the well was a success encountering the gas bearing Turner Valley formation. Production commenced in October, 2006 at a restricted rate of 7 mmcf per day (gross).
PRODUCTION AND RESERVES
The Quirk Creek field has reserves of 5.49 mmboe (net to Pengrowth), 1.9 mmboe of which was added by the new Quirk Creek well. These reserves were added at an extremely competitive rate of $6.31 per boe on a proved plus probable basis. In 2007, estimated production for the entire field is 1,300 boe per day net to Pengrowth’s interest.
UPSIDE
The drilling of this new well was significant as it opens up additional locations in the field. Pengrowth and its partner will be closely monitoring the production data for the well to determine follow up potential in late 2007 or early 2008.
QUIRK CREEK
pengrowth 2006 | 41

Operations Statistical Review
RESERVES
Based on an independent engineering evaluation conducted by GLJ Petroleum Consultants Ltd. (GLJ) effective December 31, 2006 and prepared in accordance with National Instrument 51-101 (NI 51-101), Pengrowth had proved plus probable reserves of 297.8 mmboe. This represents 442 percent replacement of proved plus probable reserves through the acquisition of 78.6 mmboe, net of dispositions, and additions of 22.7 mmboe resulting from drilling activity, improved recoveries and technical revisions, offset by 22.9 mmboe of production.
Proved producing reserves are estimated at 189.0 mmboe; these reserves represent approximately 84 percent of the total proven reserves of 225.9 mmboe. The total proved reserves account for 76 percent of the proved plus probable reserves. These percentages compare to 82 percent and 80 percent, respectively for 2005.
Using a ten percent discount factor and GLJ January 1, 2007 pricing, the proved producing reserves account for 70 percent of the proved plus probable value while the total proved reserves account for 81 percent of the proved plus probable value. Approximately 38 percent of Pengrowth’s proved plus probable reserves are light/medium crude oil, 6 percent are heavy oil, 10 percent are NGLs and 46 percent are natural gas.
Pengrowth is a geographically diversified energy trust with properties located across Canada in the provinces of British Columbia, Alberta, Saskatchewan and offshore Nova Scotia. On a proved plus probable reserve basis, the Alberta, British Columbia, Saskatchewan and offshore Nova Scotia holdings account for 78 percent, 6 percent, 12 percent and 4 percent, respectively of reserves reported by GLJ.
RESERVES SUMMARY 2006
Company Interest (Company Gross Interest* plus Royalty Interest Reserves, escalated pricing)

	Light and medium				Oil equivalent	Oil equivalent
	crude oil	Heavy oil	NGLs	Natural gas	2006	2005
	(mbbl)	(mbbl)	(mbbl)	(bcf)	(mboe)	(mboe)

Proved producing	67,070	11,364	20,380	540.9	188,961	143,741
Proved developed non producing	436	990	631	36.8	8,187	5,113
Proved undeveloped	17,363	1,891	1,439	48.2	28,726	26,745

Total proved	84,870	14,244	22,450	625.9	225,875	175,599

Total proved plus probable	112,388	18,336	29,142	827.5	297,774	219,396

Net Interest (Company Net Interest* which is the Company Interest Reserves less Royalties Payable, escalated pricing)

	Light and medium				Oil equivalent	Oil equivalent
	crude oil	Heavy oil	NGLs	Natural gas	2006	2005
	(mbbl)	(mbbl)	(mbbl)	(bcf)	(mboe)	(mboe)

Proved producing	57,753	9,973	14,569	427.8	153,592	116,877
Proved developed non producing	348	836	452	27.9	6,291	3,893
Proved undeveloped	14,781	1,634	1,075	38.4	23,895	22,200

Total proved	72,882	12,443	16,096	494.1	183,777	142,970

Total proved plus probable	96,333	15,911	20,958	651.4	241,763	178,246

*	Company Gross Interest and Company Net Interest as defined in the Canadian Oil and Gas Evaluation Handbook (COGEH), Volume 2, Section 5.2, November 1, 2005.
42 | pengrowth 2006

Operations Statistical Review
RESERVE RECONCILIATION
Pengrowth added 101.3 mmboe of proved plus probable reserves during 2006, replacing production by 442 percent. Acquisitions accounted for approximately 80 percent of the reserve increase, primarily from the Esprit Energy Trust business combination and purchases of the Carson Creek assets. The balance of additions resulted mainly from drilling and improved recovery. Most significant were infill drilling and drilling extensions for Horseshoe Canyon CBM, infill drilling and increased CO2 miscible flood recovery in the Weyburn Unit, an exploration discovery at Quirk Creek and infill drilling at Tangleflags and Monogram. Disposition of various non-core assets resulted in a decrease of 2.8 mmboe.
RESERVES RECONCILIATION 2006
Company Interest Volumes (before deduction of Royalty Burdens Payable, escalated pricing)

	Light and medium	Heavy		Natural	Oil
	crude oil	oil	NGLs	gas	equivalent
	(mbbl)	(mbbl)	(mbbl)	(bcf)	(mboe)

Total Proved
December 31, 2005	77,352	12,684	15,342	421.3	175,599
Exploration & development	997	1,811	550	40.2	10,062
Improved recovery	1,142	0	27	0.8	1,306
Revisions	900	935	422	3.2	2,786
Acquisitions	12,693	626	8,809	234.5	61,215
Dispositions	(248)	0	(228)	(10.1)	(2,163)
Production	(7,965)	(1,812)	(2,473)	(64.1)	(22,930)

December 31, 2006	84,870	14,244	22,450	625.9	225,875

Proved plus probable
December 31, 2005	98,684	15,790	18,985	515.6	219,396
Exploration & development	1,662	2,597	1,037	70.3	17,020
Improved recovery	3,139	0	29	1.1	3,353
Revisions	973	886	209	1.6	2,335
Acquisitions	16,303	875	11,651	315.7	81,451
Dispositions	(408)	0	(296)	(12.9)	(2,849)
Production	(7,965)	(1,812)	(2,473)	(64.1)	(22,930)

December 31, 2006	112,388	18,336	29,142	827.4	297,774

pengrowth 2006 | 43

Operations Statistical Review
RESERVES RECONCILIATION 2006
Net After Royalty Volumes, escalated pricing

	Light and medium	Heavy		Natural	Oil
	crude oil	oil	NGLs	gas	equivalent
	(mbbl)	(mbbl)	(mbbl)	(bcf)	(mboe)

Total Proved
December 31, 2005	65,993	11,098	10,600	331.7	142,970
Exploration & development	960	1,564	389	32.1	8,256
Improved recovery	1,099	0	12	0.6	1,214
Revisions	505	956	553	4.8	2,819
Acquisitions	10,865	528	6,789	184.7	48,962
Dispositions	(222)	0	(180)	(8.0)	(1,728)
Production	(6,318)	(1,703)	(2,067)	(51.8)	(18,715)

December 31, 2006	72,882	12,443	16,096	494.1	183,777

Proved plus Probable
December 31, 2005	83,929	13,714	13,218	404.3	178,246
Exploration & development	1,541	2,251	772	55.8	13,859
Improved recovery	2,992	0	56	0.8	3,188
Revisions	691	911	296	3.6	2,490
Acquisitions	13,864	737	8,918	248.8	64,980
Dispositions	(366)	0	(234)	(10.1)	(2,285)
Production	(6,318)	(1,703)	(2,067)	(51.8)	(18,715)

December 31, 2006	96,333	15,911	20,958	651.4	241,763

NET PRESENT VALUE SUMMARY 2006
At GLJ January 1, 2007 escalated prices and costs*

		Discounted	Discounted	Discounted	Discounted
($ thousands)	Undiscounted	at 5%	at 10%	at 15%	at 20%

Proved producing	5,165,355	3,858,392	3,121,677	2,649,816	2,320,338
Proved developed non producing	203,284	155,497	125,347	104,745	89,829
Proved undeveloped	794,510	499,220	336,179	236,242	170,314

Total proved	6,163,149	4,513,109	3,583,204	2,990,803	2,580,482

Proved plus probable	8,581,907	5,830,077	4,433,372	3,598,399	3,043,285

*     Prior to provision for income taxes, interest, debt service charges and general and administrative expenses.
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Operations Statistical Review
At Constant Prices at December 31, 2006*

		Discounted	Discounted	Discounted	Discounted
($ thousands)	Undiscounted	at 5%	at 10%	at 15%	at 20%

Proved producing	4,417,128	3,363,280	2,746,285	2,341,479	2,054,496
Proved developed non producing	152,894	119,299	97,279	81,843	70,464
Proved undeveloped	746,181	474,225	321,943	227,274	164,146

Total proved	5,316,203	3,956,804	3,165,507	2,650,596	2,289,106

Proved plus probable	7,188,158	5,027,440	3,875,088	3,164,429	2,682,877

*  Prior to provision for income taxes, interest, debt service charges and general and administrative expenses.
GLJ’s price forecast is shown below:

		Edmonton light	Natural gas
	WTI crude oil	crude oil	at AECO
Year	($U.S./bbl)	($Cdn/bbl)	($Cdn/mmbtu)

2007	62.00	70.25	7.20
2008	60.00	68.00	7.45
2009	58.00	65.75	7.75
2010	57.00	64.50	7.80
2011	57.00	64.50	7.85
2012	57.50	65.00	8.15
2013	58.50	66.25	8.30
2014	59.75	67.75	8.50
2015	61.00	69.00	8.70
2016	62.25	70.50	8.90
2017	63.50	71.75	9.10
escalate thereafter	+2.0%/yr	+2.0%/yr	+2.0%/yr

Constant Prices at December 31, 2006

		Edmonton light	Natural gas
	WTI crude oil	crude oil	at AECO
Year	($U.S./bbl)	($Cdn/bbl)	($Cdn/mmbtu)

2007	60.85	67.58	6.07

pengrowth 2006 | 45

Operations Statistical Review
NET ASSET VALUE AT DECEMBER 31, 2006
In the following table, Pengrowth’s net asset value is measured with reference to the present value of future net cash flows from reserves, as estimated by GLJ. The calculation is shown using both the GLJ escalated price forecast, and constant (year end 2006) prices.

	GLJ 2007-01	Constant
($ thousands, except per unit amount)	Price Forecast	Price Forecast

Value of proved plus probable reserves discounted at 10%	4,433,372	3,875,088
Undeveloped lands (1)	220,125	220,125
Working capital (2)	(65,829)	(65,829)
Remediation trust fund	11,144	11,144
Long term debt and note payable	(621,025)	(621,025)
Convertible debt	(75,127)	(75,127)
Asset retirement obligation (3)	(139,932)	(104,795)

Net asset value	3,762,728	3,239,581
Units outstanding (000’s)	244,017	244,017

Net asset value per trust unit	$15.42	$13.28

(1)	Pengrowth’s internal estimate.

(2)	Working capital excludes distributions payable.

(3)	The Asset Retirement Obligation is based on the same methodology used to calculate the ARO on Pengrowth’s year end financial statements, except that the future expected ARO costs were inflated at two percent and discounted at ten percent and well abandonment costs included in the GLJ report were deducted.
RESERVE LIFE INDEX
Pengrowth’s proved reserve life index (RLI) decreased to 8.0 years from 8.6 years last year. The proved plus probable RLI of 10.1 years can be compared to last year’s value of 10.5 years. The decrease is mainly due to the shorter life reserves acquired and Pengrowth’s efforts to maximize production and present value.

Reserve Life Index (years)	2006	2005	2004

Total proved	8.0	8.6	8.6
Proved plus probable	10.1	10.5	10.4

FINDING, DEVELOPMENT AND ACQUISITION COSTS
FINDING AND DEVELOPMENT COSTS
During 2006, Pengrowth spent $300.8 million on development and optimization activities, which added 14.2 mmboe of proved and 22.7 mmboe of proved plus probable reserves including revisions. The largest additions were from infill drilling and drilling extensions for Horseshoe Canyon CBM, infill drilling and increased CO2 miscible flood recovery in the Weyburn Unit, an exploration discovery at Quirk Creek and infill drilling at Tangleflags and Monogram.
In total, Pengrowth participated in drilling 298 gross wells (162.9 net wells) during 2006 with a 96 percent success rate.
46 | pengrowth 2006

Operations Statistical Review
FUTURE DEVELOPMENT CAPITAL
If a company chooses to disclose finding and development costs, NI 51-101 requires that the calculation include changes in forecasted future development costs relating to the reserves. Future development costs (FDC) reflect the amount of capital estimated by the independent evaluator that will be required to bring non-producing, undeveloped or probable reserves onstream. These forecasts of FDC will change with time due to ongoing development activity, inflationary changes in capital costs and acquisition or disposition of assets. Pengrowth provides the calculation of finding and development costs both with and without change in FDC.

	Total	Total proved
Finding, development & acquisition costs excluding FDC	proved	plus probable

Exploration and development capital expenditures (thousands)	$300,800	$300,800
Exploration and development reserve additions including revisions (mboe)	14,155	22,706

Finding and development cost ($ per boe)	$21.25	$13.25

Net acquisition capital (thousands)*	$1,839,900	$1,839,900
Net acquisition reserve additions (mboe)	59,051	78,602

Net acquisition cost ($ per boe)	$31.16	$23.41

Total capital expenditures including net acquisitions (thousands)	$2,140,700	$2,140,700
Reserve additions including net acquisitions (mboe)	73,206	101,307

Finding, development and acquisition cost ($ per boe)	$29.24	$21.13

	Total	Total proved
Finding, development & acquisition costs including FDC	proved	plus probable

Exploration and development capital expenditures (thousands)	$300,800	$300,800
Exploration and development change in FDC (thousands)	$6,000	$93,100
Exploration and development capital including change in FDC (thousands)	$306,800	$393,900
Exploration and development reserve additions including revisions (mboe)	14,155	22,706

Finding and development cost ($ per boe)	$21.67	$17.35

Net acquisition capital (thousands)*	$1,839,900	$1,839,900
Net acquisition FDC (thousands)	$101,600	$158,900
Net acquisition capital including FDC (thousands)	$1,941,500	$1,998,800
Net acquisition reserve additions (mboe)	59,051	78,602

Net acquisition cost ($ per boe)	$32.88	$25.43

Total capital expenditures including net acquisitions (thousands)	$2,140,700	$2,140,700
Total change in FDC (thousands)	$107,600	$252,000
Total capital including change in FDC (thousands)	$2,248,300	$2,392,700
Reserve additions including net acquisitions (mboe)	73,206	101,307

Finding, development and acquisition cost including change in FDC ($ per boe)	$30.71	$23.62

*	includes all assumed debt and working capital deficiencies from Esprit Trust acquisition.
pengrowth 2006 | 47

Operations Statistical Review
TOTAL FUTURE NET REVENUE (UNDISCOUNTED)
GLJ January 1, 2007 escalated pricing:

						Future net
			Operating	Development	Abandonment	revenue before
($ thousands)	Revenue	Royalties	costs	costs	costs*	income tax

Proved producing	10,898,910	1,954,030	3,462,128	162,320	155,078	5,165,355
Proved developed non producing	404,027	85,212	89,141	21,920	4,470	203,284
Proved undeveloped	1,954,012	297,673	592,827	258,977	10,025	794,510

Total proved	13,256,949	2,336,915	4,144,096	443,216	169,574	6,163,149
Total probable	4,792,511	875,266	1,266,118	210,793	21,576	2,418,758

Proved plus probable	18,049,460	3,212,181	5,410,213	654,009	191,150	8,581,907

Constant Price at December 31, 2006:

						Future net
			Operating	Development	Abandonment	revenue before
($ thousands)	Revenue	Royalties	costs	costs	costs*	income tax

Proved producing	9,183,921	1,643,607	2,860,330	145,573	117,283	4,417,128
Proved developed non producing	324,716	67,222	79,441	21,610	3,549	152,894
Proved undeveloped	1,826,149	280,122	545,328	248,067	6,451	746,181

Total proved	11,334,786	1,990,951	3,485,099	415,250	127,283	5,316,203
Total probable	3,544,535	673,554	797,936	195,706	5,384	1,871,955

Proved plus probable	14,879,321	2,664,505	4,283,035	610,956	132,667	7,188,158

*	Downhole abandonment costs.
RESERVES SUMMARY 2006 PRO FORMA CONOCOPHILLIPS PROPERTIES ACQUISITION
On January 22, 2007 Pengrowth closed the acquisition of four subsidiaries of Burlington Resources Canada Ltd., a subsidiary of ConocoPhillips, holding Canadian oil and natural gas producing properties and undeveloped lands (the “CP properties”), including 65.1 mmboe of proved plus probable oil and gas reserves. The following tables are presented on a pro forma basis of what our results would be if the CP properties were included at December 31, 2006.
Company Interest (Company Gross Interest* plus Royalty Interest Reserves, escalated pricing)

	Light and medium	Heavy		Natural	Oil equivalent	Oil equivalent
	crude oil	oil	NGLs	gas	2006	2005
	(mbbl)	(mbbl)	(mbbl)	(bcf)	(mboe)	(mboe)

Proved producing	79,647	17,037	23,314	683.0	233,839	143,741
Proved developed non producing	696	990	685	39.1	8,881	5,113
Proved undeveloped	18,819	2,232	1,569	70.2	34,326	26,745

Total proved	99,162	20,258	25,569	792.3	277,046	175,599

Total proved plus probable	131,518	25,892	32,991	1,035.1	362,915	219,396

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Operations Statistical Review
Net Interest (Company Net Interest* which is the Company Interest Reserves less Royalties Payable, escalated pricing)

	Light and medium	Heavy		Natural	Oil equivalent	Oil equivalent
	crude oil	oil	NGLs	gas	2006	2005
	(mbbl)	(mbbl)	(mbbl)	(bcf)	(mboe)	(mboe)

Proved producing	69,055	15,292	16,640	549.7	192,601	116,877
Proved developed non producing	571	836	485	29.6	6,830	3,893
Proved undeveloped	15,882	1,931	1,162	58.4	28,703	22,200

Total proved	85,508	18,058	18,287	637.7	228,133	142,970

Total proved plus probable	113,175	22,921	23,657	830.5	298,177	178,246

(*)	Company Gross Interest and Company Net Interest as defined in the Canadian Oil and Gas Evaluation Handbook (COGEH), Volume 2, Section 5.2, November 1, 2005.
RESERVE LIFE INDEX 2006 PRO FORMA CONOCOPHILLIPS PROPERTIES ACQUISITION

Reserve Life Index (years)	2006	2005	2004

Total proved	7.9	8.6	8.6
Proved plus probable	9.9	10.5	10.4

FINDING, DEVELOPMENT AND ACQUISITION COSTS 2006 PRO FORMA CONOCOPHILLIPS PROPERTIES ACQUISITION

		Total proved
Finding, development & acquisition costs excluding FDC	Total proved	plus probable

Net acquisition capital (thousands)*	$2,869,221	$2,869,221
Net acquisition reserve additions (mboe)	110,222	143,744

Net acquisition cost ($ per boe)	$26.03	$19.96

Total capital expenditures including net acquisitions (thousands)	$3,170,021	$3,170,021
Reserve additions including net acquisitions (mboe)	124,377	166,450

Finding, development and acquisition cost ($ per boe)	$25.49	$19.04

		Total proved
Finding, development & acquisition costs including FDC	Total proved	plus probable

Net acquisition capital (thousands)*	$2,869,221	$2,869,221
Net acquisition FDC (thousands)	$216,919	$303,541
Net acquisition capital including FDC (thousands)	$3,086,140	$3,172,762
Net acquisition reserve additions (mboe)	110,222	143,744

Net acquisition cost including FDC ($ per boe)	$28.00	$22.07

Total capital expenditures including net acquisitions (thousands)	$3,170,021	$3,170,021
Total change in FDC (thousands)	$222,919	$396,641
Total capital including change in FDC (thousands)	$3,392,940	$3,566,662
Reserve additions including net acquisitions (mboe)	124,377	166,450

Finding, development and acquisition cost including change in FDC ($ per boe)	$27.28	$21.43

*  includes all assumed debt and working capital deficiencies from Esprit Trust acquisition.
pengrowth 2006 | 49

Pengrowth in the Community
Sam Binfet, Blackfoot Adam Eagles
In addition to being home to the Calgary Flames, Calgary Hitmen and the Calgary Roughnecks, the Pengrowth Saddledome has become Calgary’s leading sports and entertainment facility and our sponsorship benefits countless charities and minor sporting organizations.
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Pengrowth in the Community
PENGROWTH: INVESTING IN
COMMUNITY ENERGY
As one of Canada’s largest and most successful energy trusts, Pengrowth is designed to deliver outstanding value for its unitholders by making strategic oil and gas investments, improving the quality of maturing assets and allowing our team members to find new ways to improve performance through their creativity and ingenuity.
The same principles apply to our community investment strategy. We partner with associations, charitable organizations, community groups, governments and not-for-profit agencies to support important projects that enhance the quality of life for our neighbours.
As Pengrowth grows, our community investment program evolves. Our goal is to establish and nurture meaningful partnerships with a few key organizations that align with our corporate goals and values. Today, Pengrowth provides funding for community partners in the areas of education, health, leadership development, significant community needs, youth and sports. It is our goal to partner with organizations that develop life-long skills, including character development, leadership training and mentoring and attitudes and values of sportsmanship, honesty, fair play and hard work.
Nova Scotia Energy Scholarship Ceremony
From left to right: Malcolm Gillis (2006 scholarship recipient), Premier Rodney MacDonald, Jim Kinnear, Amy Ingram (2006 scholarship recipient), Minister Bill Dooks (Minister of Energy), Mark Staples (2006 scholarship recipient)
pengrowth 2006 | 51

Pengrowth in the Community

Here is an overview of some of the major partnerships that Pengrowth Management Limited or Pengrowth Corporation funded in 2006:
•	Calgary Health Trust: for the past 15 years, we have partnered with Calgary’s Glencoe Golf and Country Club to host the Pengrowth Rockyview Invitational Golf Tournament – Canada’s largest, single day fundraising golf event. Funding from this event is invested in leading-edge health care equipment that improves the delivery of service and diagnosis for people throughout southern Alberta. To date, this event has raised more than $5 million for the Rockyview General Hospital.

•	Canadian Open: the Canadian Open is the second oldest stop on the PGA Tour and the third oldest national championship in the world. Pengrowth Management Limited has been involved with the Open since 2001, and was proud to be a Premier Partner of this event in 2006 to help ensure the ongoing success of this wonderful national tournament.

•	Duke of Edinburgh Awards: the Duke of Edinburgh Award began in 1956 and is given to young people between the ages of 14 and 25 to foster self-discipline, enterprise and perseverance. With the assistance of many friends of Pengrowth, we were able to raise $450,000 towards this program which operates in 80 countries around the world.

•	Mazankowski Alberta Heart Institute: named after former Deputy Prime Minister Don Mazankowski, the Mazankowsi Alberta Health Institute is being built in Edmonton and is scheduled to open in 2007. This Institute will bring together world-class cardiologists, cardiovascular surgeons and cardiac care professionals, including therapists, nurses, researchers and educators to serve patients in the prairie provinces and Canada’s north.

•	Government of Nova Scotia Scholarship Program: this unique scholarship fund was created in partnership with the Government of Nova Scotia to award scholarships to students who pursue careers in the energy sector. To date, Pengrowth has invested a total of $2 million and the province has donated an additional $1 million to the fund. This program awards as many as 19 scholarships a year and approximately 40 students have benefited since its inception.

•	Pengrowth Saddledome: Since 2000, Pengrowth Management Limited has been the naming sponsor of this unique landmark. In addition to being home to the Calgary Flames, Calgary Hitmen and the Calgary Roughnecks, the Pengrowth Saddledome has become Calgary’s leading sports and entertainment facility and our sponsorship benefits countless charities and minor sporting organizations.

52 | pengrowth 2006

•	President’s Cup: Hosted at the Royal Montreal Golf Club, this event gives non-European PGA players an opportunity to compete in an international match-play format where charity is the ultimate winner. The players and captains donate all proceeds to charities or golf-related projects, and to date, $10.05 million has been donated worldwide.
Pengrowth has a substantial investment in our community. Although many of the costs are attributed to Pengrowth Management Limited, Pengrowth Energy Trust unitholders benefit through the visibility associated with these vital partnerships. At Pengrowth, we work hard to be a good neighbour. We work hard to build meaningful and lasting relationships with community groups and agencies. In the coming year, we will continue to evaluate and prioritize existing and new opportunities that reflect out corporate culture and Pengrowth’s spirit of entrepreneurship and community involvement.
At Pengrowth, we are committed to working with our neighbours and partners to ensure that the footprints we leave foster strong communities.
pengrowth 2006 | 53

Corporate Governance

Back row (from left to right): Michael Stewart, Kirby Hedrick, Wayne Foo, Terry Poole, Michael Parrett
Seated (from left to right): Tom Cumming, Jim Kinnear, Stan Wong, John Zaozirny

Pengrowth's corporate governance practices enhance our competitive position and enable us to effectively employ the talents of our board members.

54 | pengrowth 2006

BOARD OF DIRECTORS
James S. Kinnear, Chairman, President and Chief Executive Officer
Mr. Kinnear graduated from the University of Toronto in 1969 with a B.Sc. degree and received a C.F.A. designation in 1979. In 1982 he founded Pengrowth Management Limited and in 1988 created Pengrowth Energy Trust. Prior to 1982, he worked in the securities sector in Montreal, Toronto and London, England. In March 2007, Mr. Kinnear received the prestigious Pinnacle Award for his community service and entrepreneurial endeavors. In 2001, he was awarded the Ernst & Young, Prairies Region Entrepreneur of the Year award. In 2007, he will serve as a Governor for the Canadian Association of Petroleum Producers, a Director of the Calgary Chamber of Commerce and a Director of the National Arts Centre Foundation Board. Mr. Kinnear is Chairman of the Pengrowth Rockyview General Hospital Invitational Golf Tournament, a member of the Calgary Health Trust Development Council and a member of the Canadian Council of Chief Executives.
Thomas A. Cumming, B.A.Sc., P. Eng.
Thomas Cumming joined the Corporation’s board of directors in April 2000. He held the position of President and Chief Executive Officer of the Alberta Stock Exchange from 1988 to 1999. His career also includes 25 years with a major Canadian bank both nationally and internationally. He is currently Chairman of Alberta’s Electricity Balancing Pool, and serves as a Director of the Canadian Investor Protection Fund and the Alberta Capital Market Foundation. He is also a past president of the Calgary Chamber of Commerce.
Wayne K. Foo, B.Sc., M.Sc.
Wayne Foo is a geologist with extensive oil and gas industry experience and joined the Corporation’s board of directors in June 2006. He received a Bachelor of Science in Geology from the University of Calgary in 1977 and a Masters of Science in Geology from Queen’s University in 1979. Mr. Foo has had a varied 27-year career in the energy sector, including: a geologist at Chevron Canada Resources (1979 – 1981); a geologist at Corexcana Ltd. (1981 – 1983); Geologist, Supervisor and Manager at Chevron Canada and International (1983 – 1996); President, Chief Operating Officer and Vice President of Archer Resources Ltd. (1996 – 1998); and President and Chief Executive Officer of Dominion Energy Canada Ltd. (1998 – 2002). At present, Mr. Foo is President of Petro Andina Resources Inc. and Chairman of Brigantine Energy Inc.
Kirby L. Hedrick, B.Sc., P.Eng.
Kirby Hedrick joined the Corporation’s board of directors in April 2005. Mr. Hedrick received a Bachelor of Science and Mechanical Engineering degree from the University of Evansville, Indiana in 1975. He completed the Stanford Executive Program in 1997 and the Stanford Corporate Governance Program in 2003. Mr. Hedrick has extensive engineering and senior management experience in the United States and internationally, retiring in 2000 as Executive Vice-President, Upstream of Phillips Petroleum. Mr. Hedrick also serves on the board of directors of Noble Energy Inc. and has recently been appointed to the Wyoming Environmental Quality Council.
Michael S. Parrett, B.A. Econ., CA
     Michael Parrett, appointed to the Corporation’s board of directors in April 2004, is currently an independent consultant providing advisory service to various companies in Canada and the United States. Mr. Parrett is Chairman of Gabriel Resources Limited, a member of the board of Fording Inc. and is serving as a Trustee for Fording Canadian Coal Trust. He was formerly President of Rio Algom Limited and prior to that Chief Financial Officer of Rio Algom and Falconbridge Limited. He has participated as an instructor, panel member and guest speaker at various mining conferences, as well as the Law Society of Upper Canada, the Insurance Institute of Ontario and the Canadian School of Management.
A. Terence Poole, B.Comm, CA
     Terry Poole joined the Corporation’s board of directors in April 2005. Mr. Poole received a Bachelor of Commerce degree from Dalhousie University and holds a Chartered Accountant designation. Mr. Poole brings extensive senior financial management, accounting, capital and debt market experience to Pengrowth. Mr. Poole retired from Nova Chemicals Corporation
pengrowth 2006 | 55

Corporate Governance
“The board of directors, the Manager and senior management consider good corporate goverance to be central to the effective and efficient operation of Pengrowth Energy Trust and the Corporation.”
     in 2006 where he had held various senior management positions including Executive Vice-President, Corporate Strategy and Development. Mr. Poole currently serves on the board of directors for Methanex Corporation and Synenco Energy Inc.
D. Michael G. Stewart, B.Sc., P.Eng.
     Michael Stewart, appointed to the Corporation’s board of directors in October 2006, is the principal of the Ballinacurra Group, a privately held group of companies involved in private equity investments in the western Canadian energy sector and energy infrastructure project consulting. He also serves on the boards of directors of TransCanada Corporation, Canadian Energy Services Inc., the general partner of Canadian Energy Services LP and Northpoint Energy Ltd. Mr. Stewart is a native Albertan and graduated from Queen’s University in Kingston, Ontario in 1973 with a Bachelor of Science degree in Geological Sciences. He is a member of the Institute of Corporate Directors and the Association of Professional Engineers, Geologists and Geophysicists of Alberta.
Stanley H. Wong, B.Sc., P.Eng.
     Stanley Wong joined the Corporation’s board of directors in 1988. Mr. Wong is President of Carbine Resources Ltd., a private oil and gas producing and engineering consulting company. He is also a director of Adamant Energy Inc. a private oil and gas exploration and production company. Mr. Wong was a senior engineer with Hudson’s Bay Oil & Gas for 10 years and employed by Total Petroleum for 15 years where he was Chief Engineer and later became Manager of Special Projects.
John B. Zaozirny, Q.C., B.Comm., LL.B., LL.M.
     John Zaozirny joined the Corporation’s board of directors in 1988. Mr. Zaozirny is Counsel to McCarthy Tetrault and Vice Chairman of Canaccord Capital Corporation. He was Minister of Energy and Natural Resources for the Province of Alberta from 1982 to 1986. Mr. Zaozirny currently serves on the boards of numerous Canadian and international corporations. He is also a Governor of the Business Council of British Columbia. Mr. Zaozirny acts as Pengrowth’s Lead Director.
CORPORATE GOVERNANCE
     The board of directors, the Manager and senior management consider good corporate governance to be central to the effective and efficient operation of Pengrowth Energy Trust and the Corporation. The board of directors has general authority over the business and affairs of the Corporation and derives its authority in respect to Pengrowth Energy Trust by virtue of the delegation of powers by the Trustee to the Corporation as “Administrator” in accordance with the Trust Indenture. In accordance with the Royalty Indenture, Trust Indenture and Unanimous Shareholder Agreement, the Trust Unitholders and Royalty Unitholders also empowered the Trustee and the Corporation to delegate authority to the Manager. The Manager derives its authority from the Management Agreement with both the Corporation and Pengrowth Energy Trust. In practice, the Manager defers to the board of directors on all matters material to the Corporation and Pengrowth Energy Trust.
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Corporate Goverance
The board of directors of the Corporation currently has the following standing committees:
Audit Committee
Corporate Governance Committee
Compensation Committee
Reserves, Operations and Environmental Health and Safety Committee
Each committee has Terms of Reference or a Charter, which sets out the duties and responsibilities of such committee. These duties and responsibilities are reviewed annually and any changes are submitted to the board of directors for approval. At the organizational meeting following Pengrowth’s Annual Meeting of Unitholders, committee members are appointed or re-appointed based on the particular skills of each director. Each committee makes regular reports to the entire board of directors. The board of directors is responsible for nominating any new directors on the recommendation of the corporate governance committee and invitations to join the board are made by the Lead Director.
AUDIT COMMITTEE
The Audit Committee is comprised of four members of the board: Tom Cumming (Chairman), Michael Parrett, Kirby Hedrick and Terry Poole. All members are considered independent and financially literate for the purposes of applicable United States and Canadian regulatory requirements relating to audit committee composition. The committee includes at least one person that would be considered an “audit committee financial expert” as defined in the applicable rules of the U.S. Exchange Act of 1934. The primary purposes of the Audit Committee are to: monitor the performance of the Corporation’s internal audit function and the integrity of the Corporation’s financial reporting process and systems of internal controls regarding finance, accounting and legal compliance; monitor the independence and performance of the Corporation’s external auditors; and provide an avenue of communication among the external auditors, the internal auditors, management and the board of directors. The Audit Committee also has the authority to conduct any investigation appropriate to fulfilling its responsibilities and it has direct access to the Corporation’s internal and external auditors. The Audit Committee’s charter is reviewed annually and any changes are then submitted to the board of directors for approval. A whistle blower policy has been incorporated into the Corporation’s code of business conduct and ethics (the “Code”) and sets out the procedures for submitting complaints or concerns to the chair of the Audit Committee regarding accounting, internal accounting controls, financial reporting or auditing matters. Members of the Audit Committee meet with the auditor independently from members of management. The Audit Committee also has an in camera session at the end of each meeting.
CORPORATE GOVERNANCE COMMITTEE
The Corporate Governance Committee is comprised of four members of the board: John Zaozirny (Chairman), Michael Parrett, Tom Cumming and Terry Poole. Each member of the Corporate Governance Committee is considered to be independent for the purposes of applicable United States and Canadian regulatory requirements relating to corporate governance committee composition. The primary function of the Corporate Governance Committee is to assist the board of directors in carrying out its responsibilities by reviewing corporate governance and nomination issues and making recommendations to the board of directors as appropriate. The Corporate Governance Committee acknowledges the formal guidelines relating to corporate governance in Canada as provided for by National Policy 58-101 Disclosure of Corporate Governance Practices and National Policy 58-201 Corporate Governance Guidelines and the overriding objective of promoting appropriate behaviour with respect to all aspects of Pengrowth’s business. The purpose of the Corporate Governance Committee is: (a) to review and report to the board of directors on matters of corporate governance and board composition; and (b) to provide oversight review of the Corporation’s systems for achieving compliance with legal and regulatory requirements.
pengrowth 2006 | 57

Corporate Governance
Duties of the Corporate Governance Committee include: bringing to the attention of the board of directors such corporate governance issues necessary for the proper governance of Pengrowth and to develop the approach of the Corporation in matters of corporate governance; assessing and reporting to the board in respect of matters relating to the ongoing composition of the board; in conjunction with the Compensation Committee, overseeing and reporting to the board on, the performance and compensation of management of the Corporation; recommending board committees and their composition, reviewing the need for, and the performance and suitability of those committees and making such adjustments as are deemed necessary from time to time; considering the adequacy and the nature of the compensation to be paid to the members of the board; assessing and reporting to the board with respect to the new director orientation program of the Corporation; overseeing the development, implementation and disclosure of the ongoing director education program; taking a lead role in monitoring and assessing the effectiveness of the corporate governance structure of Pengrowth; monitoring the appropriate sharing of duties and responsibilities between the Manager and the Corporation; monitoring, evaluating and reporting to the board with respect to, the performance and accountability of the Chief Executive Officer; in conjunction with the Manager, within the context of an overall corporate budget approved by the board of directors, recommending to the board the appointment of officers on behalf of the Corporation and other key employees; in consultation with the Manager and the Chief Executive Officer, developing a succession plan for senior management of the Corporation; establishing structures and procedures to permit the Board to function independently of management and the Manager; reviewing and periodically reassessing a position description for the chairman of the board; ensuring that the Corporation’s governance practices are fully disclosed in the management information circular or annual information form, as appropriate; and reviewing and approving, if considered appropriate, all proposed exceptions to the Code which are presented to the committee by the Chief Executive Officer. The Corporate Governance Committee’s Terms of Reference are reviewed annually and any changes are recommended to the board of directors for approval. The committee reviews policies such as the Corporate Disclosure Policy, the policy in respect to Insider Trading and Self-Dealing, the Code, and the Privacy Policy on an annual basis and recommends to the board any necessary changes. In camera sessions are held at the end of each meeting.
COMPENSATION COMMITTEE
The Compensation Committee is comprised of four members of the board: Michael Parrett (Chairman), Tom Cumming, Michael Stewart and John Zaozirny. Each member of this committee is considered to be independent. The committee’s responsibilities include: acting in an advisory capacity to the board of directors; in consultation with the Manager, setting general compensation guidelines for the employees of Pengrowth and recommending for approval by the board of directors specific compensation guidelines for senior employees, officers and consultants of Pengrowth; reviewing Pengrowth’s key human resource’s policies; reviewing and recommending to the board of directors any significant changes to the overall compensation program and Pengrowth’s objectives related to executive compensation; in conjunction with the Corporate Governance Committee, overseeing and reporting to the board of directors on, the performance and compensation of the management of the Corporation; reviewing and approving all public disclosure on compensation, including a report on executive compensation for inclusion in Pengrowth’s proxy statement and information circular; the consideration of matters relating to the performance and compensation of the Manager, including receiving reports from the auditors with respect to compensation of the Manager, the performance of the Manager in accordance with the Management Agreement and matters in relation to the extension or termination of the Management Agreement; and reviewing and recommending to the board of directors the approval of “assumed expenses” under the Management Agreement. The committee’s Terms of Reference sets out its duties and responsibilities and is reviewed on an annual basis with any changes approved by the board. The committee holds in camera sessions as part of its meetings.
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Corporate Goverance
RESERVES, OPERATIONS AND ENVIRONMENTAL, HEALTH AND SAFETY COMMITTEE
The Reserves, Operations and Environmental, Health and Safety Committee is comprised of four members of the board: Kirby Hedrick (Chairman), Michael Stewart, Wayne Foo and Stan Wong. The committee’s responsibilities include: the oil and natural gas reserves evaluation process and the public disclosure of reserves data and related information required by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities, the operations of Pengrowth, including any matters relating to Pengrowth’s operating activities and its operating expense and capital expenditures budget; and the environmental, health and safety issues affecting Pengrowth, including the evaluation of Pengrowth’s programs, controls and reporting systems and its compliance with applicable laws, rules and regulations. To carry out its oversight responsibilities, the committee will: review at least annually, Pengrowth’s processes and procedures relating to the disclosure of information with respect to the oil and gas activities of Pengrowth; review annually the qualifications and independence of the independent engineers to be appointed or reappointed by the board of directors; make a recommendation to the board of directors regarding the content and filing of Pengrowth’s reserves data; ensure Pengrowth is in compliance with all applicable operational compliance, guidelines and regulations; review the nature and extent of Pengrowth’s compliance with environmental policies, standards and applicable laws; review the appropriativeness of Pengrowth’s emergency response plan; review annually the adequacy of any reclamation fund established by Pengrowth; and review the nature and extent of compliance with occupational, health and safety policy standards and applicable laws. The Mandate and Terms of Reference of the committee is reviewed annually and changes are brought to the board of directors for approval.
BOARD OF DIRECTORS
The board of directors is comprised of nine members and seven of those are considered independent. Two members are considered related to the Corporation and/or Pengrowth Energy Trust by virtue of their appointment by the Manager and other factors. The Corporation has appointed a Lead Director who is considered to be independent. An in camera session chaired by the Lead Director is held at the end of each board meeting. The board of directors of the Corporation has adopted a Corporate Governance Policy to formalize guidelines pursuant to which the board will fulfill its obligations to the Corporation. The board has adopted a strategic planning process and has approved a strategic plan that will be reviewed and updated on an annual basis. It will also review and approve the annual budget for the Corporation. On recommendations from the Compensation Committee, the board of directors is responsible for any amendments to the Management Agreement. The board reviews the Corporation’s policies on the recommendation of the Corporate Governance Committee such as the Corporate Disclosure Policy as well as other relevant policies such as the policy on authority levels. The Code is reviewed and updated annually and all directors, officers and employees are required to sign an acknowledgement confirming they have read and understand its contents. There is an annual requirement for employees to affirm their acknowledgement to comply with the code.
THE MANAGER
The Manager is empowered to undertake on behalf of the Corporation and Pengrowth Energy Trust, all matters pertaining to the properties of the Corporation. These matters include a requirement to keep the Corporation fully informed with respect to the acquisition, development, operation and disposition of, and other dealings with, the properties held by the Corporation, a review of opportunities to acquire properties, the conduct of negotiations for the acquisition of properties and the operating, administration and retention of consultants, legal and accounting advisors in respect to the foregoing. The Manager is also given broad responsibility for unitholder services in relation to Pengrowth Energy Trust. The general authority delegated to the Manager by the Management Agreement is subject to the approval of the board of directors in respect of certain matters.
pengrowth 2006 | 59

Management Team

Back row (from left to right): Chris Webster, Chief Financial Officer; Doug Bowles, Vice President and Controller; Larry Strong, Vice President, Geosciences; Wendy Noonan, Director of Human Resources; Jim Causgrove, Vice President, Production and Operations. Seated (from left to right): Peter Cheung, Treasurer; Charles Selby, Vice President and Corporate Secretary; Jim Kinnear, Chairman, President and Chief Executive Officer; Bill Christensen, Vice President, Strategic Planning and Reservoir Exploitation; Jim MacDonald, Director of East Coast Operations. Absent: Gordon Anderson, Vice President.

Pengrowth has a well-balanced leadership team with a broad range of technical, financial and management skills and experience.

60 | pengrowth 2006

Management’s Discussion
and Analysis
The following Management’s Discussion and Analysis (MD&A) of financial results should be read in conjunction with the audited consolidated Financial Statements for the year ended December 31, 2006 of Pengrowth Energy Trust and is based on information available to February 26, 2007.
FREQUENTLY RECURRING TERMS
For the purposes of this MD&A, we use certain frequently recurring terms as follows: the “Trust” refers to Pengrowth Energy Trust, the “Corporation” refers to Pengrowth Corporation, “Pengrowth” refers to the Trust and its subsidiaries and the Corporation on a consolidated basis and the “Manager” refers to Pengrowth Management Limited.
Pengrowth uses the following frequently recurring industry terms in this MD&A: “bbls” refers to barrels, “boe” refers to barrels of oil equivalent, “mboe” refers to a thousand barrels of oil equivalent, “mcf” refers to thousand cubic feet, “gj” refers to gigajoule and “mmbtu” refers to million British thermal units.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance” “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: reserves, 2007 production, production additions from Pengrowth’s 2007 development program, the impact on production of divestitures in 2007, royalty obligations, 2007 operating expenses, future income taxes, asset retirement obligations, taxability of distributions, remediation and abandonment expenses, capital expenditures, new head office expenses, general and administration expenses and the impact of the proposed changes to the Canadian tax legislation. Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies, regulatory developments future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates, the proceeds of anticipated divestitures, the amount of future cash distributions paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers, the impact of increasing competition, our ability to obtain
PENGROWTH 2006 | 61

Management’s Discussion
and Analysis
financing on acceptable terms, and our ability to add production and reserves through our development and exploitation activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
HISTORICAL AVERAGE ANNUAL TOTAL COMPOUND RETURNS BY YEAR(%)
TSX trading
Note: Assumes reinvestment of distributions.
TRUST UNIT CLOSING PRICE AND HISTORICAL CASH DISTRIBUTIONS
TSX trading
Note: Pengrowth consolidated the Class A and Class B trust units into a single class of trust units on July 27, 2006 which now trade on the TSX under the symbol PGF.UN and on the NYSE under the symbol PGH.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; compliance with environmental laws and regulations; changes in tax laws; the failure to qualify as a mutual fund trust; and Pengrowth’s ability to access external sources of debt and equity capital. Further information regarding these factors may be found under the heading “Business Risks” herein and under “Risk Factors” in Pengrowth’s most recent Annual Information Form (AIF), and in Pengrowth’s most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. Copies of the Trust’s Canadian public filings are available on SEDAR at www.sedar.com. The Trust’s U.S. public filings, including the Trust’s most recent annual report Form 40-F as supplemented by its filings on Form 6-K, are available at www.sec.gov.
Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this MD&A and Pengrowth
62 | PENGROWTH 2006

Management’s Discussion
and Analysis
does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.
CRITICAL ACCOUNTING ESTIMATES
As discussed in Note 2 to the financial statements, the financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the year ended.
The amounts recorded for depletion, depreciation and amortization of injectants and the provision for asset retirement obligations are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. As required by National Instrument 51-101 (NI 51-101) Disclosure for Oil and Gas Activities, Pengrowth uses independent qualified reserve evaluators in the preparation of reserve evaluations. By their nature, these estimates are subject to measurement uncertainty and changes in these estimates may impact the consolidated financial statements of future periods.
NON-GAAP FINANCIAL MEASURES
This discussion refers to certain financial measures that are not determined in accordance with GAAP in Canada or the United States. These measures do not have standardized meanings and may not be comparable to similar measures presented by other trusts or corporations. Measures such as funds generated from operations, distributable cash, distributable cash per trust unit, payout ratio and operating netbacks do not have standardized meanings prescribed by GAAP. We discuss these measures because we believe that they facilitate the understanding of the results of our operations and financial position.
CONVERSION AND CURRENCY
When converting natural gas to equivalent barrels of oil within this discussion, Pengrowth uses the international standard of six thousand cubic feet to one barrel of oil equivalent. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Production volumes, revenues and reserves are reported on a company interest gross basis (before royalties) in accordance with Canadian practice. All amounts are stated in Canadian dollars unless otherwise specified.
PENGROWTH 2006 | 63

Management’s Discussion
and Analysis
YEAR 2006 OVERVIEW
2006 was a very strong year for Pengrowth. During the year, Pengrowth enjoyed success on two fronts. Firstly, our internal drilling and development activities replaced the reserves depleted through production in the year, a significant achievement for Pengrowth. Secondly, Pengrowth completed two significant value-adding acquisitions, including the business combination with Esprit Energy Trust (Esprit Trust) and the acquisition of oil and natural gas assets in the Carson Creek area of Alberta (Carson Creek). A $103.8 million deposit was made late in 2006 on the acquisition of Canadian oil and natural gas producing properties from four subsidiaries of Burlington Resources Limited, a subsidiary of ConocoPhillips (the CP Properties).
At the close of the year, Pengrowth had a balanced portfolio of high-quality oil and natural gas properties with a large inventory of development opportunities.
HIGHLIGHTS
•	Oil and gas sales increased five percent to $1.2 billion dollars in 2006 reflecting higher volumes produced during the year, partially offset by lower average realized prices. In the fourth quarter, oil and gas sales were $351 million, an increase of 22 percent from the third quarter and virtually unchanged from the same quarter in 2005.

•	Production for 2006 averaged 62,821 barrels of oil equivalent (boe) per day, a six percent increase over 2005. Fourth quarter production averaged 77,614 boe per day, up 33 percent from the third quarter and 26 percent from the fourth quarter in 2005. The higher production levels reflect volumes added through the Carson Creek and Esprit Trust acquisitions and through ongoing development activities.

•	Distributable cash totaled $576 million in 2006 and $140 million in the fourth quarter. This represents a decrease of five percent from 2005 and one percent from the previous quarter. The decreases are mainly as a result of higher operating, royalty, administrative and interest costs incurred. The 26 percent decrease in the fourth quarter of 2006 from the fourth quarter in 2005 is primarily due to higher production volumes which were largely offset by lower commodity prices, higher operating, royalty, administrative and interest costs incurred.

•	Distributions remained stable during the fourth quarter and for the full year of 2006, at $0.25 per unit per month. For the full year, distributions of $3.00 per unit or $559 million were paid or declared to unitholders, an increase of 25 percent from the previous year.

•	In 2006, Pengrowth paid out or declared 97 percent of its distributable cash as distributions to unitholders and 132 percent in the fourth quarter. The payout ratio in the fourth quarter reflects distributions paid out or declared on units issued for the acquisition of Esprit Trust and for the acquisition of the CP Properties. However, due to the usual delays in receiving cash flow from production as well as the early 2007 closing of the CP Properties acquisition, the corresponding cash flow is not reflected in operating results.

•	During 2006, Pengrowth issued $1.9 billion in equity to fund strategic acquisitions announced in 2006. This included the acquisition of the Carson Creek assets, the business combination with Esprit Trust and most recently, the acquisition of the CP Properties where $461 million in equity was raised at the end of 2006 and the acquisition was completed in early 2007.
64 | PENGROWTH 2006

Management’s Discussion
and Analysis
•	Net income decreased almost 20 percent for 2006 from 2005 as a result of higher operating expenses, royalties and depletion and depreciation. Net income decreased approximately 97 percent in the fourth quarter of 2006 compared to the fourth quarter of 2005 primarily due to higher depletion and depreciation expenses, lower commodity prices, higher operating, royalty, administrative and interest costs incurred, partly offset by higher production volumes.

•	During the year, Pengrowth’s average realized price was $52.88 per boe (after hedging) compared to an average price of $53.02 per boe in 2005. A decrease in natural gas prices during the year was largely offset by a combination of higher oil and natural gas liquids prices and lower hedging losses. For the fourth quarter, average realized prices were $49.24 per boe (after hedging) down eight percent from the third quarter and 21 percent from the same quarter last year. These decreases reflect a lower commodity price environment for oil and natural gas in the fourth quarter of 2006.

•	Operating netbacks (after hedging) decreased nine percent in 2006 to $29.59 per boe, largely driven by higher operating and royalty costs. For the fourth quarter, operating netbacks were $24.17 per boe down from the previous quarter and fourth quarter of 2005 by 22 percent and 38 percent, respectively. The fourth quarter netbacks were lower largely due to lower realized prices and higher operating costs.

•	Pengrowth’s development capital in 2006 totaled $301 million, an increase of 71 percent from the previous year. This year’s capital program was one of Pengrowth’s most successful and resulted in reserve replacement of 99 percent on a proved plus probable basis. Development capital for the fourth quarter was $122 million compared to $57 million in the third quarter and $60 million in the fourth quarter of 2005. During the year, Pengrowth participated in 298 gross (162.9 net) wells with a 96 percent success rate.

•	On July 27, 2006 Pengrowth consolidated its Class A trust units and Class B trust units into one class of trust units. The Class A trust units were delisted from the Toronto Stock Exchange and converted into Class B trust units (with the exception of Class A trust units held by residents of Canada who elected to retain their Class A trust units), the Class B trust units were renamed as “trust units” and their trading symbol was changed from PGF.B to PGF.UN.

•	On March 30, 2006, Pengrowth closed the acquisition of an additional working interest in the Dunvegan Unit as well as some minor oil and gas properties in central Alberta for approximately $48 million.

•	On January 12, 2006, Pengrowth divested non-core oil and gas properties for consideration of $22 million of cash, prior to adjustments, and approximately eight million shares in Monterey Exploration Ltd. (Monterey). Pengrowth holds approximately 34 percent of the common shares of Monterey.
PENGROWTH 2006 | 65

SUMMARY OF FINANCIAL AND OPERATING RESULTS

	Three Months ended December 31			Twelve Months ended December 31
(thousands, except per unit amounts)	2006	2005	% Change	2006	2005	% Change

INCOME STATEMENT
Oil and gas sales	$350,908	$353,923	(1)	$1,214,093	$1,151,510	5
Net income	$3,310	$116,663	(97)	$262,303	$326,326	(20)
Net income per trust unit	$0.01	$0.73	(99)	$1.49	$2.08	(28)

CASH FLOW
Cash flows from operating activities	$91,237	$196,588	(54)	$554,368	$618,070	(10)
Cash flows from operating activities per trust unit	$0.41	$1.23	(67)	$3.15	$3.93	(20)
Distributable cash*	$140,405	$189,379	(26)	$575,884	$608,217	(5)
Distributable cash per trust unit*	$0.64	$1.19	(46)	$3.27	$3.87	(16)
Distributions paid or declared	$185,651	$119,858	55	$559,063	$445,977	25
Distributions paid or declared per trust unit	$0.75	$0.75	—	$3.00	$2.82	6
Payout ratio*	132%	63%		97%	73%
Capital expenditures	$121,781	$60,093	103	$300,809	$175,693	71
Capital expenditures per trust unit	$0.55	$0.38	45	$1.71	$1.12	53
Weighted average number of trust units outstanding	220,734	159,528	38	175,871	157,127	12

BALANCE SHEET
Working capital				$(149,937)	$(112,205)	34
Property, plant and equipment				$3,741,602	$2,067,988	81
Long term debt				$604,200	$368,089	64
Trust unitholders’ equity				$3,049,677	$1,475,996	107
Trust unitholders’ equity per trust unit				$12.50	$9.23	35
Number of trust units outstanding at year end				244,017	159,864	53

DAILY PRODUCTION
Crude oil (bbls)	25,000	21,179	18	21,821	20,799	5
Heavy oil (bbls)	4,695	5,410	(13)	4,964	5,623	(12)
Natural gas (mcf)	234,050	168,862	39	175,578	161,056	9
Natural gas liquids (bbls)	8,910	6,710	33	6,774	6,093	11
Total production (boe)	77,614	61,442	26	62,821	59,357	6

TOTAL PRODUCTION (mboe)	7,141	5,653	26	22,930	21,665	6

PRODUCTION PROFILE
Crude oil	32%	34%		35%	35%
Heavy oil	6%	9%		8%	10%
Natural gas	50%	46%		46%	45%
Natural gas liquids	12%	11%		11%	10%

AVERAGE REALIZED PRICES
(after hedging)
Crude oil (per bbl)	$60.35	$59.40	2	$66.85	$58.59	14
Heavy oil (per bbl)	$37.61	$31.77	18	$42.26	$33.32	27
Natural gas (per mcf)	$7.12	$11.97	(41)	$7.22	$8.76	(18)
Natural gas liquids (per bbl)	$52.69	$58.46	(10)	$57.11	$54.22	5
Average realized price per boe	$49.24	$62.55	(21)	$52.88	$53.02	—

PROVED PLUS PROBABLE RESERVES
Crude oil (mbbls)				112,388	98,684	14
Heavy oil (mbbls)				18,336	15,790	16
Natural gas (bcf)				827	516	60
Natural gas liquids (mbbls)				29,142	18,985	54
Total oil equivalent (mboe)				297,774	219,396	36

*	See the section entitled “Non-GAAP Financial Measures”. Prior year restated to conform to presentation adopted in current year.
66 | PENGROWTH 2006

Management’s Discussion
and Analysis
RESULTS OF OPERATIONS
PRODUCTION
Average daily production increased six percent in 2006, compared to 2005 and 33 percent in the fourth quarter of 2006 from the third quarter of 2006. This increase is attributable primarily to the Carson Creek and Esprit Trust acquisitions which were completed late in the third quarter and in the fourth quarter of 2006, respectively and contributions from ongoing development activities.
At this time, Pengrowth anticipates 2007 full year production of 83,000 to 87,500 boe per day. This estimate incorporates production from the CP properties acquisition disclosed in the Subsequent Events section of the MD&A. It also includes expected divestitures during the first half of 2007 of approximately 7,700 boe per day of current production. The above estimate excludes the impact from any future acquisitions, if they were to occur.
Daily Production

	Three months ended			Twelve months ended
	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Light crude oil (bbls)	25,000	20,651	21,179	21,821	20,799
Heavy oil (bbls)	4,695	5,272	5,410	4,964	5,623
Natural gas (mcf)	234,050	158,757	168,862	175,578	161,056
Natural gas liquids (bbls)	8,910	5,961	6,710	6,774	6,093

Total boe per day	77,614	58,344	61,442	62,821	59,357

Light crude oil production volumes increased five percent year-over-year, 21 percent in the fourth quarter of 2006 compared to the third quarter and 18 percent when compared to the fourth quarter of 2005. The additional volumes from the Esprit Trust and Carson Creek acquisitions had a positive impact on production that more than offset natural production declines.
Heavy oil production decreased 12 percent year-over-year and 13 percent when comparing the fourth quarter of 2006 to the same quarter of 2005 due to natural production declines. Production was temporarily shut-in during the fourth quarter of 2006 at Tangleflags to facilitate a new drilling program and natural production declines were responsible for the 11 percent decrease in the fourth quarter of 2006 compared to the third quarter of 2006.
Natural gas production increased nine percent year-over-year. Additional production volumes from acquisitions, development activities, particularly at Prespatou, Princess and Cutbank/Tupper and increased gas sales at Judy Creek due to lower gas solvent utilization, combined to more than offset the Monterey divestiture and the operational downtime at the Sable Offshore Energy Project (SOEP) during the second and fourth quarters of 2006. The 47 percent increase in volumes in the fourth quarter of 2006 compared to the third quarter of 2006 is due to acquisitions and the drilling results from the Cutbank/Tupper area which more than offset the downtime at SOEP for the compression program. The 39 percent increase in production volumes for the fourth quarter of 2006 compared to the same period of 2005 was due to acquisitions, drilling results from the Cutbank/Tupper area which more than offset the downtime at SOEP in 2006, the Monterey divestiture and natural production declines.
PENGROWTH 2006 | 67

Management’s Discussion
and Analysis
Natural gas liquids (NGLs) production increased 11 percent year-over-year primarily due to acquisitions. Production volumes nearly doubled in the fourth quarter of 2006 in comparison to the third quarter of 2006 due to acquisitions and additional condensate at SOEP partially offset by natural production declines. The 33 percent increase in production volumes for the fourth quarter of 2006 compared to the same period of 2005 was due to acquisitions, which more than offset the Monterey divestiture and natural production declines.
PRICING AND COMMODITY PRICE HEDGING
On a year-over-year basis, the nearly 17 percent increase in U.S. based prices for North American crude oil and improved differentials for heavy oil during 2006 were partially offset by the negative impact of lower gas prices.
AVERAGE REALIZED PRICES

	Three months ended			Twelve months ended
(Cdn$)	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Light crude oil (per bbl)	60.94	75.53	67.00	68.83	65.47
after hedging	60.35	72.61	59.40	66.85	58.59
Heavy oil (per bbl)	37.61	51.47	31.77	42.26	33.32
Natural gas (per mcf)	6.82	6.22	12.80	7.08	8.99
after hedging	7.12	6.29	11.97	7.22	8.76
Natural gas liquids (per bbl)	52.69	60.76	58.46	57.11	54.22

Total per boe	48.52	54.51	67.43	53.18	56.06
after hedging	49.24	53.67	62.55	52.88	53.02

Benchmark prices
WTI oil (U.S. $ per bbl)	60.17	70.54	60.05	66.25	56.70
AECO spot gas (Cdn $ per gj)	6.36	5.72	11.08	6.70	8.04
NYMEX gas (U.S. $ per mmbtu)	6.56	6.66	12.97	7.24	8.62
Currency (U.S. $ per Cdn $)	0.88	0.89	0.85	0.88	0.83

As part of our financial management strategy, Pengrowth uses forward price swap and option contracts to manage its exposure to commodity price fluctuations, to provide a measure of stability to monthly cash distributions and to partially secure returns on significant new acquisitions. Pengrowth has committed approximately 40 percent of its production to commodity price contracts in 2007.
HEDGING LOSSES (GAINS)

($ millions)	Three months ended			Twelve months ended
Realized	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Light crude oil	1.4	5.5	14.8	15.8	52.2
Light crude oil ($ per bbl)	0.59	2.92	7.60	1.98	6.88

Natural gas	(6.5)	(1.0)	12.9	(8.8)	13.6
Natural gas ($ per mcf)	(0.30)	(0.07)	0.83	(0.14)	0.23

Combined	(5.1)	4.5	27.7	7.0	65.8
Combined ($ per boe)	(0.72)	0.84	4.88	0.30	3.04

68 | PENGROWTH 2006

Management’s Discussion
and Analysis
Effective May 1, 2006, Pengrowth no longer designates new commodity price contracts as hedges. Pengrowth has recognized any changes to the fair value of commodity contracts entered into after May 1, 2006 on the income statement.
Commodity price contracts in place at December 31, 2006 are detailed in Note 20 to the financial statements. At December 31, 2006, the mark-to-market value of the outstanding commodity contracts represented an unrealized potential gain of $37.1 million, which includes a $26.5 million gain on a year to date basis that has been recognized on the income statement. The $26.5 million unrealized gain is a non-cash item and is not reflected in oil and gas sales. The balance of the gain of $10.6 million was capitalized as part of the purchase price allocation for Esprit Trust. Compared to December 31, 2005, the mark-to-market value of the commodity contracts represented a potential loss of $18.4 million, none of which was recognized on the income statement at that time.
In conjunction with an acquisition, which closed in 2004, Pengrowth assumed certain fixed price natural gas sales contracts and firm pipeline demand charge contracts. Under the fixed price natural gas sales contracts, Pengrowth is obligated to sell 3,886 mmbtu per day until April 30, 2009 at an average remaining contract price of Cdn $2.34 per mmbtu. As required by Canadian GAAP, the fair value of the natural gas sales contract was recognized as a liability based on the mark-to-market value at May 31, 2004. The liability at December 31, 2006 of $12.9 million for the contracts will continue to be drawn down and recognized in income as the contracts are settled. As this is a non-cash component of income, it is not included in the calculation of distributable cash. As at December 31, 2006, Pengrowth would be required to pay $17.0 million to terminate the fixed price physical sales contract. This amount is not included above in hedging losses (gains).
OIL AND GAS SALES — CONTRIBUTION ANALYSIS

($ millions)	Three months ended						Twelve months ended
	Dec. 31,	% of	Sept. 30,	% of	Dec. 31,	% of	Dec 31,	% of	Dec. 31,	% of
Sales Revenue	2006	total	2006	total	2005	total	2006	total	2005	total

Light crude oil	138.8	40	137.9	48	115.7	33	532.4	44	444.8	39
Natural gas	153.3	44	91.9	32	186.0	53	462.4	38	514.9	45
Natural gas liquids	43.2	12	33.3	11	36.1	10	141.2	12	120.6	10
Heavy oil	16.3	4	24.9	9	15.8	4	76.6	6	68.4	6
Brokered sales/sulphur	(0.7)	—	(0.2)	—	0.3	—	1.5	—	2.8	—

Total oil and gas sales	350.9		287.8		353.9		1,214.1		1,151.5

OIL AND GAS SALES — PRICE AND VOLUME ANALYSIS
The following table illustrates the effect of changes in prices and volumes, on a year-over-year basis, on the components of oil and gas sales, including the impact of hedging.

($ millions)	Light oil	Natural gas	NGL	Heavy oil	Other	Total

Year ended December 31, 2005	444.8	514.9	120.6	68.4	2.8	1,151.5
Effect of change in product prices	26.8	(122.5)	7.1	16.2	—	(72.4)
Effect of change in sales volumes	24.4	47.6	13.5	(8.0)	—	77.5
Effect of change in hedging losses/gains	36.4	22.4	—	—	—	58.8
Other	—	—	—	—	(1.3)	(1.3)

Year ended December 31, 2006	532.4	462.4	141.2	76.6	1.5	1,214.1

PENGROWTH 2006 | 69

Management’s Discussion
and Analysis
PROCESSING, INTEREST AND OTHER INCOME

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Processing, interest & other income	6.2	4.7	4.0	18.8	17.7
$ per boe	0.86	0.88	0.71	0.82	0.82

Processing, interest and other income is primarily derived from fees charged for processing and gathering third party gas, road use and oil and water processing. This income represents the partial recovery of operating expenses reported separately.
ROYALTIES

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Royalty expense	73.1	57.8	68.0	241.5	213.9
$ per boe	10.23	10.77	12.03	10.53	9.87

Royalties as a percent of sales	20.8%	20.1%	19.2%	19.9%	18.6%

Royalties include Crown, freehold and overriding royalties as well as mineral taxes. The increase in the royalty rate for 2006 is primarily due to the change in royalties at SOEP. SOEP has a five tier royalty regime based on gross revenue for the first three tiers and net revenue for the final two tiers. During 2005, the royalty obligation at SOEP was approximately two percent of gross revenue (Tier II) but progressed to five percent of gross revenue (Tier III) starting with October 2005 production. The increase to five percent was recognized in March 2006 when the 2005 royalty submission was filed. Commencing with March 2006 production, Pengrowth forecasted, the royalty obligation to be in Tier IV which is 30 percent of net revenue (gross revenue less certain capital and other specified costs associated with producing the gas and natural gas liquids).
The outlook for 2007 is approximately 21 percent royalty as a percentage of Pengrowth’s sales.
OPERATING EXPENSES

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Operating expenses	99.7	58.8	61.2	270.5	218.1
$ per boe	13.97	10.94	10.83	11.80	10.07

Operating expenses increased $41 million or $3.03 per boe in the fourth quarter of 2006 in comparison to the third quarter of 2006. Increased utility costs and higher maintenance ($12 million), the Esprit Trust ($18 million or $10.96 per boe) and Carson Creek ($6 million or $16.54 per boe) acquisitions were the most significant reasons for the increase in expenses. Carson Creek has operating costs per boe that are generally higher than Pengrowth’s average due to its high utility requirements, but are expected to improve as utility costs decline and operating synergies are captured. Operating expenses increased almost $39 million in the fourth quarter of 2006 in comparison to the fourth quarter of 2005. Increased utility costs and higher maintenance ($9 million), the Esprit Trust ($18 million) and Carson Creek ($7 million) acquisitions were the most significant reasons for the increase in operating expenses. In
70 | PENGROWTH 2006

Management’s Discussion
and Analysis
comparing year-over-year, operating expenses increased by approximately $53 million. Increased utility costs and higher maintenance ($17 million), the Esprit Trust ($18 million) and Carson Creek ($7 million) acquisitions and higher salaries and employee retention programs were the primary reasons for the increase.
Operating expenses include costs incurred to earn processing and other income which are reported separately.
Pengrowth expects total operating expenses for 2007 to increase when compared to 2006 and are anticipated to total approximately $405 million or $13.00 per boe. Pengrowth expects to spend approximately $14.5 million per year, prior to inflation, excluding contributions to remediation trust funds, over the next ten years on remediation and abandonment.
TRANSPORTATION COSTS

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Light oil transportation	0.5	0.5	0.5	2.0	2.2
$ per bbl	0.21	0.26	0.27	0.25	0.29
Natural gas transportation	1.8	1.3	1.8	5.6	5.7
$ per mcf	0.09	0.09	0.12	0.09	0.10

Pengrowth incurs transportation costs for its product once the product enters a feeder or main pipeline to the title transfer point. The transportation cost is dependant upon industry rates and distance the product flows on the pipeline prior to changing ownership or custody. Pengrowth has the option to sell some of its natural gas directly to premium markets outside of Alberta by incurring additional transportation costs. Prior to December 31, 2006, Pengrowth sold most of its natural gas without incurring significant additional transportation costs. Similarly, Pengrowth has elected to sell approximately 75 percent of its crude oil at market points beyond the wellhead, but at the first major trading point, requiring minimal transportation costs.
AMORTIZATION OF INJECTANTS FOR MISCIBLE FLOODS

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Purchased and capitalized	9.4	7.9	14.5	34.6	34.7
Amortization	9.3	8.8	7.1	34.6	24.4

The cost of injectants (primarily natural gas and ethane) purchased for injection in miscible flood programs is amortized equally over the period of expected future economic benefit. Prior to 2005, the expected future economic benefit from injection was estimated at 30 months, based on the results of previous flood patterns. Commencing in 2005, the response period for additional new patterns being developed is expected to be somewhat shorter relative to the historical miscible patterns in the project. Accordingly, the cost of injectants purchased in 2005 and 2006 is amortized over a 24 month period while costs incurred for the purchase of injectants in prior periods is amortized over 30 months. As of December 31, 2006, the balance of unamortized injectant costs was $35.3 million.
The value of Pengrowth’s proprietary injectants is not recorded until reproduced from the flood and sold, although the cost of producing these injectants is included in operating expenses. The cost of purchased injectants decreased minimally year-over year as the increased injectant volume of natural gas liquids offset the lower price paid for gas volumes injected.
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Management’s Discussion
and Analysis
OPERATING NET BACKS
There is no standardized measure of operating netbacks and therefore operating netbacks, as presented below may not be comparable to similar measures presented by other companies. Certain assumptions have been made in allocating operating expenses, other production income, other income and royalty injection credits between light crude, heavy oil, natural gas and natural gas liquids production.
Pengrowth recorded an operating netback of $29.59 per boe (after hedging) in 2006 compared to $32.54 per boe (after hedging) in 2005, mainly due to higher operating and royalty expenses.

	Three months ended			Twelve months ended
Combined Netbacks ($ per boe)	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Sales price	49.24	53.67	62.55	52.88	53.02
Other production income	(0.09)	(0.06)	0.06	0.06	0.13

	49.15	53.61	62.61	52.94	53.15
Processing, interest and other income	0.86	0.88	0.71	0.82	0.82
Royalties	(10.23)	(10.77)	(12.02)	(10.53)	(9.87)
Operating expenses	(13.97)	(10.94)	(10.83)	(11.80)	(10.07)
Transportation costs	(0.33)	(0.33)	(0.41)	(0.33)	(0.36)
Amortization of injectants	(1.31)	(1.63)	(1.25)	(1.51)	(1.13)

Operating netback	24.17	30.82	38.81	29.59	32.54

	Three months ended			Twelve months ended
Light Crude Netbacks ($ per bbl)	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Sales price	60.35	72.61	59.40	66.85	58.59
Other production income	(0.31)	(0.19)	0.17	0.13	0.37

	60.04	72.42	59.57	66.98	58.96
Processing, interest and other income	0.64	0.60	0.34	0.58	0.47
Royalties	(11.65)	(12.19)	(6.47)	(10.63)	(8.64)
Operating expenses	(17.95)	(13.20)	(14.32)	(13.78)	(12.28)
Transportation costs	(0.21)	(0.26)	(0.27)	(0.25)	(0.29)
Amortization of injectants	(4.08)	(4.61)	(3.63)	(4.35)	(3.21)

Operating netback	26.79	42.76	35.22	38.55	35.01

	Three months ended			Twelve months ended
Heavy Oil Netbacks ($ per bbl)	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Sales price	37.61	51.47	31.77	42.26	33.32
Processing, interest and other income	0.80	0.38	0.74	0.43	0.36
Royalties	(5.44)	(6.27)	(2.98)	(4.53)	(4.53)
Operating expenses	(14.06)	(16.28)	(11.60)	(15.16)	(15.65)

Operating netback	18.91	29.30	17.93	23.00	13.50

72 | PENGROWTH 2006

Management’s Discussion
and Analysis

	Three months ended			Twelve months ended
Natural Gas Netbacks ($ per mcf)	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Sales price	7.12	6.29	11.97	7.22	8.76
Other production income	—	—	—	0.01	—

	7.12	6.29	11.97	7.23	8.76
Processing, interest and other income	0.20	0.23	0.19	0.21	0.23
Royalties	(1.41)	(1.34)	(2.62)	(1.54)	(1.70)
Operating expenses	(1.90)	(1.38)	(1.38)	(1.65)	(1.24)
Transportation costs	(0.09)	(0.09)	(0.12)	(0.09)	(0.10)

Operating netback	3.92	3.71	8.04	4.16	5.95

	Three months ended			Twelve months ended
NGLs Netbacks ($ per bbl)	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Sales price	52.69	60.76	58.46	57.11	54.22
Royalties	(16.61)	(21.84)	(21.29)	(20.17)	(17.66)
Operating expenses	(14.00)	(10.26)	(10.05)	(11.12)	(9.04)

Operating netback	22.08	28.66	27.12	25.82	27.52

INTEREST
Interest expense increased approximately 49 percent to $32.1 million in 2006 from $21.6 million in 2005, reflecting a higher average debt level combined with higher interest rates and higher standby fees in 2006. Approximately 39 percent of Pengrowth’s outstanding long term debt as at December 31, 2006 incurs interest expense payable in U.S. dollars and therefore remains subject to fluctuations in the U.S. dollar exchange rate.
GENERAL AND ADMINISTRATIVE (G&A)

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Cash G&A expense	11.7	6.8	7.7	34.1	27.4
$ per boe	1.63	1.27	1.36	1.49	1.27
Non-cash G&A expense	(0.3)	0.9	0.8	2.5	2.9
$ per boe	(0.04)	0.17	0.14	0.11	0.13

Total G&A	11.4	7.7	8.5	36.6	30.3
Total G&A ($ per boe)	1.59	1.44	1.50	1.60	1.40

The cash component of G&A for the fourth quarter of 2006 compared to the third quarter of 2006 increased $4.9 million due to the increase in salaries resulting from the Esprit Trust business combination and employee retention programs ($1.8 million), increased office rent ($0.7 million), year-end reserves report ($0.6 million) and $1.0 million for estimated reimbursement of G&A expenses incurred by the Manager, pursuant to the management agreement. Employee retention programs and additional expenses relating to the Esprit Trust business combination were the main reasons for the $6.3 million increase year-over-year.
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Management’s Discussion
and Analysis
MANAGEMENT FEES

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Management Fee	0.9	0.8	2.2	7.0	9.1
Performance Fee	(1.6)	2.2	2.2	2.9	6.9

Total	(0.7)	3.0	4.4	9.9	16.0
Total ($ per boe)	(0.09)	0.56	0.77	0.43	0.74

Under the current management agreement, which came into effect July 1, 2003, the Manager will earn a performance fee if the Trust’s total returns exceed eight percent per annum on a three year rolling average basis. The maximum fees payable until June 30, 2006, including the performance fee, were limited to 80 percent of the fees plus expenses that would otherwise have been payable under the original management agreement that was effective prior to July 1, 2003. Commencing July 1, 2006, for the remaining three year term, the maximum fees payable are limited to 60 percent of the fees that would have been payable under the original agreement or $12 million, whichever is lower. The current agreement expires on June 30, 2009 and does not contain a further right of renewal.
RELATED PARTY TRANSACTIONS
Details of related party transactions incurred in 2006 and 2005 are provided in Note 18 to the financial statements. These transactions include the management fees paid to the Manager. The Manager is controlled by James S. Kinnear, the Chairman, President and Chief Executive Officer of the Corporation. The management fees paid to the Manager are pursuant to a management agreement which has been approved by the trust unitholders. Mr. Kinnear does not receive any salary or bonus in his capacity as a director and officer of the Corporation and has not received any new trust unit options or rights since November 2002.
Related party transactions in 2006 also include $1.0 million (2005 — $0.7 million) paid to a law firm controlled by the Vice President and Corporate Secretary of the Corporation, Charles V. Selby. These fees are paid in respect of legal and advisory services provided by the Vice President and Corporate Secretary of the Corporation. Mr. Selby has been granted 12,507 trust unit rights and 2,085 deferred entitlement units in 2006.
On January 12, 2006, Pengrowth divested non-core oil and gas properties for consideration of $22 million of cash, prior to adjustments, and approximately eight million shares in Monterey. Pengrowth holds approximately 34 percent of the common shares of Monterey. In December 2006, two senior officers of the Corporation directly and indirectly purchased a total of 30,000 shares of Monterey for a total consideration of $150,000 in a new share offering marketed by an independent broker.
TAXES
In determining its taxable income, the Corporation deducts payments made to the Trust, effectively transferring the income tax liability to unitholders thus reducing the Corporation’s taxable income to nil. Under the Corporation’s current distribution policy, at the discretion of the Board, funds can be withheld from distributable cash to fund future capital expenditures, repay debt or other corporate purposes. In the event withholdings increased sufficiently, the Corporation could become subject to taxation on a portion of its income in the future. This can be mitigated through various options including the issuance of additional trust units, increased tax pools from additional capital spending, modifications to the distribution policy or potential changes to the corporate structure. As a result, none of the Trust’s subsidiaries anticipate the payment of any cash income taxes in the foreseeable future.
74 | PENGROWTH 2006

Management’s Discussion
and Analysis
Effective January 1, 2006, the federal government eliminated the Large Corporations tax. Large Corporations tax in 2005 amounted to $2.2 million.
The acquisition of Esprit Trust resulted in Pengrowth recording an additional future tax liability of $110.6 million. Additionally, the acquisition of Carson Creek resulted in an additional future tax liability of $121.4 million. In 2005, the acquisition of Crispin Energy Inc. (Crispin) resulted in Pengrowth recording an additional tax liability of $22.2 million. The future tax liabilities represent the difference between the tax basis and the fair values assigned to the acquired assets. A comparison of the fair value and tax basis at the end of the year reduced the future tax liability by $14.3 million to $327.8 million.
On October 31, 2006, the Minister of Finance (Canada) announced tax proposals which, if enacted, would modify the taxation of certain flow-through entities including mutual fund trusts and their unitholders (the “October 31 Proposals”). The October 31 Proposals will apply to a specified investment flow-through (SIFT) trust and will apply a tax at the trust level on distributions of certain income from such a SIFT trust at a rate of tax comparable to the combined federal and provincial corporate tax rate. These distributions will be treated as dividends to the trust unitholders.
On December 21, 2006, the Department of Finance (Canada) released draft legislation to implement the October 31 Proposals discussed above. The draft legislation appears to be generally consistent with details included in the October 31 announcement.
It is expected that Pengrowth will be characterized as a SIFT trust and as a result would be subject to the October 31 Proposals. The October 31 Proposals are to apply commencing January 1, 2007 for all SIFT trusts that begin to be publicly traded after October 31, 2006 and commencing January 1, 2011 for all SIFT trusts that were publicly traded on or before October 31, 2006. Subject to the qualification below regarding the possible loss of the four year grandfathering period in the case of undue expansion, it is expected that Pengrowth will not be subject to the October 31 Proposals until January 1, 2011.
Under the existing provisions of the Tax Act, Pengrowth can generally deduct in computing its income for a taxation year any amount of income that it distributes to unitholders in the year and, on that basis, Pengrowth is generally not liable for any material amount of tax.
Pursuant to the October 31 Proposals, commencing January 1, 2011, (subject to the qualification below regarding the possible loss of the four year grandfathering period in the case of undue expansion), Pengrowth will not be able to deduct certain portions of its distributed income (referred to as specified income). Pengrowth will become subject to a distribution tax on this specified income at a special rate estimated to be 31.5 percent.
Pengrowth may lose the benefit of the four year grandfathering period if Pengrowth exceeds the limits on the issuance of new trust units and convertible debt that constitute normal growth during the grandfathering period (subject to certain exceptions). The normal growth limits are calculated as a percentage of Pengrowth’s market capitalization of approximately $4.8 billion on October 31, 2006 as follows: 40 percent for the period November 1, 2006 to December 31, 2007, 20 percent for each of 2008, 2009 and 2010. Unused portions may be carried forward until December 31, 2010. It is anticipated that the issuance of 24,265,000 trust units on December 8, 2006 for gross proceeds of $461 million will constitute a portion of the 40 percent normal growth limit for the period ending on December 31, 2007.
PENGROWTH 2006 | 75

Management’s Discussion
and Analysis
Pursuant to the draft legislation, the distribution tax will only apply in respect of distributions of income and will not apply to returns of capital. If the October 31 Proposals are implemented, the trust would be required to recognize, on a prospective basis, future income taxes on temporary differences in Trust.
If the October 31 Proposals are implemented, it is expected that the imposition of tax at the Pengrowth trust level under the October 31 Proposals will materially reduce the amount of cash available for distributions to unitholders.
FOREIGN CURRENCY GAINS AND LOSSES
Pengrowth recorded an immaterial net foreign exchange loss in 2006, compared to a foreign exchange gain of $7.0 million in 2005. Included in the 2006 loss is a $0.5 million unrealized foreign exchange loss compared to a $7.8 million unrealized foreign exchange gain related to the translation of the U.S. dollar denominated debt using the closing exchange rate at the end of each year. Revenues are recorded at the average exchange rate for the production month in which they accrue, with payment being received on or about the 25th of the following month. As a result of the changes in the Canadian dollar relative to the U.S. dollar over the course of the year, a foreign exchange gain was recorded to the extent that there was a difference between the average exchange rate for the month of production and the exchange rate at the date the payments were received on that portion of production sales that are received in U.S. dollars. Pengrowth has arranged a portion of its long term debt in U.S. dollars as a natural hedge against changes in the Canadian dollar, as the negative impact on oil and gas sales is somewhat offset by a reduction in the U.S. dollar denominated interest cost. (See note 16 to the financial statements for further detail).
Pengrowth has mitigated the foreign exchange risk on the interest and principal payments related to the U.K. denominated notes (see Note 10 of the financial statements) by using foreign exchange swaps. As a result of applying hedge accounting to this transaction, an unrealized foreign exchange loss of $13.6 million has been included in Other Assets as at December 31, 2006.
DEPLETION, DEPRECIATION AND ACCRETION

	Three months ended		Twelve months ended
($ millions)	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Depletion and Depreciation	129.2	83.5	71.4	351.6	285.0
$ per boe	18.09	15.56	12.63	15.33	13.15
Accretion	4.9	4.5	3.6	16.6	14.2
$ per boe	0.68	0.84	0.64	0.72	0.65

Depletion and depreciation of property, plant and equipment is provided on the unit of production method based on total proved reserves. The increase in 2006 rates for both depletion and depreciation and accretion is due to the inclusion of the property, plant and equipment from the Carson Creek and Esprit Trust acquisitions.
Pengrowth’s Asset Retirement Obligations (ARO) liability increases by the amount of accretion, which is a charge to net income as a result of the passage of time. The accretion expense is based on a credit adjusted risk-free rate of eight percent per year.
CEILING TEST
Under Canadian GAAP, a ceiling test is applied to the carrying value of the property, plant and equipment and other assets. The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves; the lower of cost and market of unproved properties; and the cost of major development projects exceeds the carrying value. When the
76 | PENGROWTH 2006

Management’s Discussion
and Analysis
carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves; the lower of cost and market of unproved properties; and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate. There was a significant surplus in the ceiling test at year-end 2006.
ASSET RETIREMENT OBLIGATIONS
The total future ARO is estimated by management based on estimated costs to remediate, reclaim and abandon wells and facilities based on Pengrowth’s working interest and the estimated timing of the costs to be incurred in future periods. Pengrowth has estimated the net present value of its total ARO to be $255 million as at December 31, 2006 (2005 — $185 million), based on a total escalated future liability of $1,530 million (2005 — $1,041 million). These costs are expected to be incurred over 50 years with the majority of the costs incurred between 2035 and 2054. Pengrowth’s credit adjusted risk free rate of eight percent (2005 — eight percent) and an inflation rate of two percent (2005 — two percent) were used to calculate the net present value of the ARO.
REMEDIATION TRUST FUNDS & REMEDIATION AND ABANDONMENT EXPENSES
During 2006, Pengrowth contributed $3.2 million into trust funds established to fund certain abandonment and reclamation costs associated with Judy Creek and SOEP. The balance in these remediation trust funds was $11.1 million at December 31, 2006.
Pengrowth takes a proactive approach to managing its well abandonment and site restoration obligations. There is an on-going program to abandon wells and reclaim well and facility sites. In 2006, Pengrowth spent $9.1 million on abandonment and reclamation (2005 — $7.4 million). Pengrowth expects to spend approximately $14.5 million per year, prior to inflation, excluding contributions to remediation trust funds, over the next ten years on remediation and abandonment.
OTHER EXPENSES
On a year-over-year basis, other expenses increased $6.2 million primarily due to costs related to the consolidation of Class A and Class B trust units ($2.7 million) completed in July 2006 and one time legal fees from a predecessor company ($2.7 million).
GOODWILL
As at December 31, 2006, Pengrowth recorded goodwill of $598.3 million, an increase of $415.5 million from December 31, 2005. In accordance with Canadian GAAP, Pengrowth recorded goodwill of $129.7 million and $285.7 million upon the Carson Creek area acquisition and the Esprit Trust business combination, respectively, in 2006. The goodwill value was determined based on the excess of total consideration paid less the net value assigned to other identifiable assets and liabilities, including the future income tax liability. Details of the acquisitions are provided in Note 3 of the financial statements. Management has assessed goodwill for impairment and determined there is no impairment at December 31, 2006.
CAPITAL EXPENDITURES
During 2006, Pengrowth spent $300.8 million on development and optimization activities. This year’s capital program was one of Pengrowth’s most successful to date and resulted in the replacement of approximately 99 percent of production through internal development. The largest expenditures were at Judy Creek ($42.5 million), SOEP ($22.4 million), Weyburn ($20.2 million), Twining ($18.2 million), Bodo ($14.2 million), Three Hills Creek ($13.8 million), Quirk Creek ($13.0 million), West Pembina ($9.7 million), Olds ($8.5 million) and Prespatou ($6.6 million). Pengrowth engages in limited exploration activities and in 2006 most of the capital spent on development was directed towards increasing production and improving reserve recovery through infill drilling. An additional $1,449.3 million was incurred in 2006 to complete the Esprit Trust, Carson Creek, Dunvegan Unit and other acquisitions compared to $180.5 million to complete the Crispin and Swan Hills acquisitions in 2005.
PENGROWTH 2006 | 77

Management’s Discussion
and Analysis

	Three months ended		Twelve months ended
($ millions)	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Geological and geophysical	6.1	0.5	—	8.9	1.4
Drilling and completions	83.6	42.2	41.1	217.1	130.3
Plant and facilities	26.6	9.4	10.2	56.9	34.1
Land purchases	5.5	4.7	8.8	17.9	9.9

Development capital	121.8	56.8	60.1	300.8	175.7

Cash costs for business acquisitions	4.8	475.6	(0.6)	500.5	0.9
Cash costs for property acquisitions	0.5	(1.7)	(1.3)	52.9	91.6
Value of trust units issued for acquisitions	895.9	—	—	895.9	88.0

Total value of cash and trust units issued for acquisitions	901.2	473.9	(1.9)	1,449.3	180.5

Total capital expenditures and acquisitions	1,023.0	530.7	58.2	1,750.1	356.2

Pengrowth currently anticipates capital expenditures for maintenance and development opportunities at existing properties of approximately $275 million for 2007. Two thirds of the 2007 capital program is expected to be spent on the drilling program and the remainder of the budget is expected to be spent on facility maintenance and optimization and land and seismic purchases.
In addition to the 2007 capital development program, Pengrowth expects to invest $25 million to prepare its new head office building.
RESERVES
Pengrowth reported year-end proved reserves of 225.9 mmboe and proved plus probable reserves of 297.8 mmboe compared to 175.6 mmboe and 219.4 mmboe at year end 2005. Further details of Pengrowth’s 2006 year-end reserves are provided in this annual report and the AIF.
ACQUISITIONS AND DISPOSITIONS
On October 2, 2006 Pengrowth completed a business combination with Esprit Trust (“the Combination”). Under the terms of the Combination agreement, each Esprit Trust unit was exchanged for 0.53 of a Pengrowth trust unit. As a result of the Combination, approximately 34,725,157 Pengrowth trust units were issued to Esprit Trust unitholders. (See Note 3 of the financial statements).
On September 28, 2006, Pengrowth acquired from ExxonMobil Canada all of the issued and outstanding shares of a company which had interests in oil and natural gas assets in the Carson Creek area of Alberta and the adjacent Carson Creek Gas Plant for $475 million.
On March 30, 2006, Pengrowth closed the acquisition of an additional working interest in the Dunvegan Unit as well as some minor oil and gas properties in central Alberta for approximately $48 million.
On January 12, 2006, Pengrowth divested non-core oil and gas properties for consideration of $22 million of cash, prior to adjustments, and approximately eight million shares in Monterey. Pengrowth holds approximately 34 percent of the common shares of Monterey.
78 | PENGROWTH 2006

Management’s Discussion
and Analysis
WORKING CAPITAL
Working capital declined $37.7 million from a working capital deficiency of $112.2 million at December 31, 2005 to a working capital deficiency of $149.9 million as at December 31, 2006. Most of the increased working capital deficiency is attributable to an increase in accounts payable and accrued liabilities and distributions payable to unitholders, offset by an increase in accounts receivable as at December 31, 2006.
Pengrowth frequently operates with a working capital deficiency as a result of the fact that distributions related to two production months of operating income are payable to unitholders at the end of any month, but only one month of production is still receivable. For example, at the end of December, distributions related to November and December production months were payable on January 15 and February 15, respectively. November’s production revenue, received on December 25, is temporarily applied against Pengrowth’s term credit facility until the distribution payment on January 15.
FINANCIAL RESOURCES AND LIQUIDITY
Pengrowth’s capitalization is as follows:

As at December 31
($ thousands)	2006	2005

Term credit facilities	257,000	35,000
Senior unsecured notes	347,200	333,089
Working capital deficit	140,563	77,638
Note payable	—	20,000
Bank indebtedness	9,374	14,567

Net debt excluding convertible debentures	754,137	480,294

Convertible debentures	75,127	—

Net debt including convertible debentures	829,264	480,294

Trust unitholders’ equity	3,049,677	1,475,996

Net debt excluding convertible debentures as a percentage of total book capitalization	19.8%	24.6%
Net debt including convertible debentures as a percentage of total book capitalization	21.4%	24.6%

Cash flow from operating activities	554,368	618,070

Net debt excluding convertible debentures to cash flow from operating activities	1.4	0.8
Net debt including convertible debentures to cash flow from operating activities	1.5	0.8

The $222 million increase in the term credit facilities as at December 31, 2006 from December 31, 2005 is primarily due to capital expenditures, acquisitions including assumed debt, deposit on the CP Properties acquisition, repayment of the SOEP note payable and redemption of convertible debentures all of which exceeds cash withheld, proceeds from the Monterey transaction and net proceeds from the equity offerings that closed September 28, 2006 and December 8, 2006.
PENGROWTH 2006 | 79

Management’s Discussion
and Analysis
Pengrowth funds its capital expenditures through a combination of cash withholdings, available credit from its bank credit facilities and proceeds from exercise of trust unit rights and the distribution reinvestment plan. The credit facility and other sources of cash are expected to be sufficient to meet Pengrowth’s near term capital requirements and provide the flexibility to pursue profitable growth opportunities. A significant decline in oil and natural gas prices could impact our access to bank credit facilities and our ability to fund operations and maintain distributions.
At December 31, 2006, Pengrowth maintained a $950 million term credit facility and a $35 million demand operating line of credit. These facilities were reduced by drawings of $257 million and by $18 million in letters of credit outstanding at year end. Pengrowth remains well positioned to fund its 2007 development program and to take advantage of acquisition opportunities as they arise. At December 31, 2006, Pengrowth had approximately $700 million available to draw from its credit facilities.
Pengrowth does not have any off balance sheet financing arrangements.
Pengrowth’s U.S. $200 million senior unsecured notes, Pound sterling denominated 50 million senior unsecured notes, and the term credit facilities have certain financial covenants which may restrict the total amount of Pengrowth’s borrowings. The calculation for each ratio is based on specific definitions, is not in accordance with GAAP and cannot be readily replicated by referring to Pengrowth’s financial statements. The financial covenants are different between the term credit facilities and the senior unsecured notes and some of the covenants are summarized below:
1.	Total senior debt should not be greater than three times Earnings Before Income Taxes Depreciation and Amortization (EBITDA) for the last four fiscal quarters.
2.	Total debt should not be greater than 3.5 times EBITDA for the last four fiscal quarters.
3.	Total senior debt should be less than 50 percent of total book capitalization.
4.	EBITDA should not be less than four times interest expense.
In the event that Pengrowth enters into a significant acquisition, certain credit facility financial covenants are relaxed for two fiscal quarters after the close of the acquisition. Pengrowth may also make certain pro forma adjustments in calculating the financial covenant ratios.
The actual loan documents are filed on SEDAR as Other Material Contracts. As at December 31, 2006, Pengrowth was in compliance with all its financial covenants. Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan may result in other loans to also be in default. In the event that Pengrowth was not in compliance with any of the financial covenants in its credit facility or senior unsecured notes, Pengrowth would be in default of one or more of its loans and would have to repay the debt, refinance the debt or negotiate new terms with the debt holders and may have to suspend distributions to unitholders.
As a result of the October 2, 2006 business combination with Esprit Trust, Pengrowth assumed all of Esprit Trust’s 6.5 percent convertible unsecured subordinated debentures (the “debentures”). The debentures were originally issued on July 28, 2005 for a $100 million principal amount with interest paid semi-annually in arrears on June 30 and December 31 of each year. At October 2, 2006, $95.8 million principal amount of debentures was outstanding. Each $1,000 principal amount of debentures is convertible at the option of the holder at any time into fully paid Pengrowth trust units at a conversion price of $25.54 per trust unit. The debentures
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Management’s Discussion
and Analysis
mature on December 31, 2010. After December 31, 2008, Pengrowth may elect to redeem all or a portion of the outstanding debentures at a price of $1,050 per debenture or $1,025 per debenture after December 31, 2009. Pursuant to a change of control provision in the Debenture Indenture, Pengrowth was required to make an offer to purchase all of the outstanding debentures at a price equal to 101 percent of the principal amount, plus any accrued and unpaid interest. The amount of accrued interest paid on the redemption was $0.6 million. On December 12, 2006, Pengrowth redeemed the tendered debentures for cash proceeds of $21.8 million (including accrued interest and offer premium). As at December 31, 2006, the principal amount of debentures outstanding was $74.7 million.
DISTRIBUTABLE CASH AND DISTRIBUTIONS
There is no standardized measure of distributable cash and therefore distributable cash, as reported by Pengrowth, may not be comparable to similar measures presented by other trusts. The following table provides a reconciliation of distributable cash and payout ratio:

	Three months ended		Twelve months ended
($ thousands, except per trust unit amounts)	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Cash flows from operating activities	91,237	179,971	196,588	554,368	618,070
Change in non-cash operating working capital	50,714	(37,028)	(7,993)	24,331	(9,833)

Funds generated from operations	141,951	142,943	188,595	578,699	608,237
Change in remediation trust funds	(1,546)	(599)	784	(2,815)	(20)

Distributable cash (2)	140,405	142,344	189,379	575,884	608,217

Distributions paid or declared	185,651	132,513	119,858	559,063	445,977
Distributable cash per trust unit (2)	0.64	0.88	1.19	3.27	3.87
Distributions paid or declared per trust unit	0.75	0.75	0.75	3.00	2.82
Payout ratio (1) (2)	132%	93%	63%	97%	73%

(1)	Payout ratio is calculated as distributions paid or declared divided by distributable cash.

(2)	Prior year restated to conform to presentation adopted in the current year.
Pengrowth does not deduct capital expenditures when calculating distributable cash (2006 — $300.8 million, 2005 — $175.7 million). As a result of the depleting nature of Pengrowth’s oil and natural gas assets, some level of capital expenditures is required to minimize production declines while other capital is required to optimize facilities. While Pengrowth does deduct actual expenditures on ARO and contributions to remediation trust funds, no deduction is made for future remediation commitments or accretion expense charged to the ARO reported on the balance sheet as those obligations will be funded out of cash flow generated in the future. Pengrowth’s calculation of distributable cash also adds back changes in operating working capital. In times of commodity price volatility, including working capital changes results in cash flows from operations and payout ratios which may be inconsistent with actual results. Pengrowth calculates and presents distributable cash to provide investors with a measure of the changes in cash available to be distributed to unitholders. As a result of the volatility in commodity prices and changes in production levels, Pengrowth may not report the same amount of distributable cash in each period and may temporarily borrow funds to maintain distributions.
Distributable cash is derived from producing and selling oil, natural gas and related products. As such, distributable cash is highly dependent on commodity prices. Pengrowth enters into forward commodity contracts to fix the commodity price and mitigate price volatility on a portion of its 2007 and 2008 sales volumes. Details of commodity contracts are contained in Note 20 to the financial statements.
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Management’s Discussion
and Analysis
The Board of Directors and Management regularly monitor forecasted distributable cash and payout ratio. The Board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements, and the availability of debt and equity capital. Pursuant to the Royalty Indenture, the Board can establish a reserve for certain items including up to 20 percent of the Corporation’s gross revenue to fund various costs including future capital expenditures, royalty income in any future period and future abandonment costs.
In 2006, Pengrowth paid out or declared 97 percent of its distributable cash as distributions to unitholders and 132 percent in the fourth quarter. The payout ratio in the fourth quarter reflects distributions paid out or declared on trust units issued for the acquisition of Esprit Trust and for the acquisition the CP Properties. However, due to the usual delays in receiving cash flow from production as well as the early 2007 closing of the CP Properties acquisition, the corresponding cash flow is not reflected in operating results.
Cash distributions are paid to unitholders on the 15th day of the second month following the month of production. Pengrowth paid $0.75 per trust unit as cash distributions during the fourth quarter of 2006 and $3.00 for the full year of 2006.
TAXABILITY OF DISTRIBUTIONS
The following discussion relates to the taxation of Canadian unitholders only. For detailed tax information relating to non-residents, please refer to our website www.pengrowth.com. Cash distributions are comprised of a return of capital portion, which is tax deferred, and return on capital portion which is taxable income. The return of capital portion reduces the cost base of a unitholders trust units for purposes of calculating a capital gain or loss upon ultimate disposition.
At this time, Pengrowth anticipates that approximately 90 to 95 percent of 2007 distributions will be taxable to Canadian residents. This estimate is subject to change depending on a number of factors including, but not limited to, the level of commodity prices, acquisitions, dispositions, and new equity offerings.
Unitholders can find additional tax information in the summary of Canadian and United States Federal Income Tax Considerations contained in Pengrowth’s AIF available on SEDAR at www.sedar.com. For U.S. readers, the AIF forms part of Pengrowth’s Form 40-F available at www.sec.gov. Unitholders are encouraged to consult their individual financial advisors to discuss their specific situation.
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Management’s Discussion
and Analysis
COMMITMENTS AND CONTRACTUAL OBLIGATIONS

($ thousands)	2007	2008	2009	2010	2011	thereafter	Total

Long term debt (1)	—	—	257,000	174,810	—	158,759	590,569
Interest payments on long term debt (2)	30,172	30,172	23,202	11,585	8,704	25,538	129,373
Convertible debentures (3)	—	—	—	74,741	—	—	74,741
Interest payments on convertible debentures (4)	4,858	4,858	4,858	4,858	—	—	19,432
Other (5)	7,350	7,387	6,494	6,019	5,790	35,923	68,963

	42,380	42,417	291,554	272,013	14,494	220,220	883,078

Purchase obligations
Pipeline transportation	47,959	42,215	33,317	18,758	18,207	59,589	220,045
CO2 purchases (6)	7,651	5,845	4,232	4,267	3,772	14,876	40,643

	55,610	48,060	37,549	23,025	21,979	74,465	260,688
Remediation trust fund payments	250	250	250	250	250	11,750	13,000

	98,240	90,727	329,353	295,288	36,723	306,435	1,156,766

(1)	The debt repayment includes the principal owing at maturity on foreign denominated fixed rate debt. (see Note 10 of the financial statements)

(2)	Interest payments relate to the interest payable on foreign denominated fixed rate debt using the year-end exchange rate.

(3)	Includes repayment of convertible debentures on maturity (see Note 9 of the financial statements), and assumes no conversion of convertible debentures to trust units.

(4)	Includes annual interest on convertible debentures outstanding at year-end and assumes no conversion of convertible debentures prior to maturity.

(5)	Includes office rent and vehicle leases.

(6)	For the Weyburn CO2 project, prices are denominated in U.S. dollars and have been translated at the year-end exchange rate. For the Judy Creek CO2 pilot project, prices are denominated in Canadian dollars.
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Management’s Discussion
and Analysis
SUMMARY OF TRUST UNIT TRADING DATA

	High	Low	Close	Volume	Value
				(000's)	($ millions)

TSX — PGF.A ($ Cdn)
2006 1st quarter	28.96	24.96	26.88	1,244	33.8
2nd quarter	28.50	24.20	26.70	1,810	47.6
3rd quarter *	28.25	24.95	25.30	4,297	110.6
4th quarter	—	—	—	—	—
Year	28.96	24.20	25.30	7,351	192.0

2005 1st quarter	28.29	22.15	24.03	2,049	53.3
2nd quarter	27.90	23.95	27.20	1,798	46.4
3rd quarter	30.10	26.30	29.50	2,047	58.0
4th quarter	29.80	23.64	27.41	1,324	35.2
Year	30.10	22.15	27.41	7,218	192.9

TSX — PGF.B ($ Cdn)
2006 1st quarter	24.50	20.71	23.32	18,338	420.1
2nd quarter	26.05	22.41	26.05	18,982	459.6
3rd quarter *	27.25	24.84	25.31	14,226	364.0
4th quarter	—	—	—	—	—
Year	27.25	20.71	25.31	51,546	1,243.7

2005 1st quarter	19.90	16.10	17.05	29,219	543.7
2nd quarter	19.01	16.37	18.40	19,370	342.5
3rd quarter	21.26	18.25	20.58	22,738	441.0
4th quarter	23.38	17.27	22.65	19,747	411.0
Year	23.38	16.10	22.65	91,074	1,738.2

TSX — PGF.UN ($ Cdn)
2006 1st quarter	—	—	—	—	—
2nd quarter	—	—	—	—	—
3rd quarter *	26.11	21.02	21.94	29,262	708.0
4th quarter	22.69	16.81	19.94	75,576	1,505.0
Year	26.11	16.81	19.94	104,838	2,213.0

NYSE — PGH ($ U.S.)
2006 1st quarter	25.15	21.50	23.10	13,421	316.2
2nd quarter	25.00	21.85	24.09	14,277	337.0
3rd quarter	24.95	18.90	19.62	27,359	604.0
4th quarter	20.25	14.78	17.21	55,108	955.6
Year	25.15	14.78	17.21	110,165	2,212.8

2005 1st quarter	22.94	18.11	20.00	24,621	515.1
2nd quarter	22.74	19.05	22.25	16,153	335.0
3rd quarter	25.75	21.55	25.42	14,502	340.3
4th quarter	25.56	20.00	23.53	17,808	399.7
Year	25.75	18.11	23.53	73,084	1,590.1

*	On July 27, 2006, Pengrowth’s Class A trust units and Class B trust units were consolidated into a single class of trust units pursuant to which the Class A trust units were delisted from the Toronto Stock Exchange, Class A trust units were converted into Class B trust units (with the exception of Class A trust units held by residents of Canada who elected to retain their Class A trust units) and the Class B trust units were renamed as trust units and their trading symbol changed to PGF.UN.
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Management’s Discussion
and Analysis
SUMMARY OF QUARTERLY RESULTS
The following table is a summary of quarterly results for 2006 and 2005.

2006	Q1	Q2	Q3	Q4

Oil and gas sales ($000’s)	291,896	283,532	287,757	350,908
Net income ($000’s)	66,335	110,116	82,542	3,310
Net income per trust unit ($)	0.41	0.69	0.51	0.01
Net income per trust unit — diluted ($)	0.41	0.68	0.51	0.01
Distributable cash ($000’s) (1)	140,869	152,266	142,344	140,405
Actual distributions paid or declared per trust unit ($)	0.75	0.75	0.75	0.75
Daily production (boe)	58,845	56,325	58,344	77,614
Total production (mboe)	5,296	5,126	5,368	7,141
Average realized price ($ per boe)	55.04	54.91	53.67	49.24
Operating netback ($ per boe)	31.44	33.94	30.82	24.17

2005	Q1	Q2	Q3	Q4

Oil and gas sales ($000’s)	239,913	253,189	304,484	353,923
Net income ($000’s)	56,314	53,106	100,243	116,663
Net income per trust unit ($)	0.37	0.34	0.63	0.73
Net income per trust unit — diluted ($)	0.37	0.34	0.63	0.73
Distributable cash ($000’s)(1)	126,144	134,779	157,915	189,379
Actual distributions paid or declared per trust unit ($)	0.69	0.69	0.69	0.75
Daily production (boe)	59,082	57,988	58,894	61,442
Total production (mboe)	5,317	5,277	5,418	5,653
Average realized price ($ per boe)	44.97	47.79	56.07	62.55
Operating netback ($ per boe)	27.70	29.26	33.94	38.81

(1)	Prior year restated to conform to presentation adopted in the current year.
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Management’s Discussion
and Analysis
SELECTED ANNUAL INFORMATION FINANCIAL RESULTS
Oil and gas sales increased in 2005 due to a full year of production from the Murphy acquisition which was completed May 31, 2004. Oil and gas sales for 2006 increased due to the Carson Creek and Esprit Trust acquisitions completed late in the third quarter and fourth quarter 2006.

	Twelve months ended December 31
($ thousands)	2006	2005	2004

Oil and gas sales	1,214,093	1,151,510	815,751
Net income	262,303	326,326	153,745
Net income per trust unit ($)	1.49	2.08	1.15
Net income per trust unit — diluted ($)	1.49	2.07	1.15
Distributable cash (1)	575,884	608,217	402,077
Actual distributions paid or declared per trust unit ($)	3.00	2.82	2.63
Total assets	4,669,972	2,391,432	2,276,534
Long term debt (2)	679,327	368,089	365,400
Trust unitholders’ equity	3,049,677	1,475,996	1,462,211
Number of trust units outstanding at year end (thousands)	244,017	159,864	152,973

(1)	Prior years restated to conform to presentation adopted in the current year.

(2)	Includes long term debt, long term portion of note payable and convertible debentures.
BUSINESS RISKS
The amount of distributable cash available to unitholders and the value of Pengrowth trust units are subject to numerous risk factors. As the trust units allow investors to participate in the net cash flow from Pengrowth’s portfolio of producing oil and natural gas properties, the principal risk factors that are associated with the oil and gas business include, but are not limited to, the following influences:
•	The prices of Pengrowth’s products (crude oil, natural gas, and NGLs) fluctuate due to many factors including local and global market supply and demand, weather patterns, pipeline transportation and political stability.
•	The marketability of our production depends in part upon the availability, proximity and capacity of gathering systems, pipelines and processing facilities. Operational or economic factors may result in the inability to deliver our products to market.
•	Geological and operational risks affect the quantity and quality of reserves and the costs of recovering those reserves. Our actual results will vary from our reserve estimates and those variations could be material.
•	Government royalties, income taxes, commodity taxes and other taxes, levies and fees have a significant economic impact on Pengrowth’s financial results. Changes to federal and provincial legislation including implementation of the October 31 Proposals governing such royalties, taxes and fees and other changes to federal and provincial legislation could have a material adverse impact on Pengrowth’s financial results and the value of Pengrowth’s trust units.
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Management’s Discussion
and Analysis
•	Oil and natural gas operations carry the risk of damaging the local environment in the event of equipment or operational failure. The cost to remediate any environmental damage could be significant.
•	Environmental laws and regulatory initiatives impact Pengrowth financially and operationally. We may incur substantial capital and operating expenses to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, we may be required to incur significant costs to comply with future regulations to reduce greenhouse gas and other emissions.
•	Pengrowth’s oil and gas reserves will be depleted over time and our level of distributable cash and the value of our trust units could be reduced if reserves and production are not replaced. The ability to replace production depends on Pengrowth’s success in developing existing reserves, acquiring new reserves and financing this development and acquisition activity within the context of the capital markets. Additional uncertainty with new legislation may limit access to capital or increase the cost of raising capital.
•	Increased competition for properties will drive the cost of acquisitions up and expected returns from the properties down.
•	A significant portion of our properties are operated by third parties. If these operators fail to perform their duties properly, or become insolvent, we may experience interruptions in production and revenues from these properties or incur additional liabilities and expenses as a result of the default of these third party operators.
•	Increased activity within the oil and gas sector has increased the cost of goods and services and makes it more difficult to hire and retain professional staff.
•	Changing interest rates influence borrowing costs and the availability of capital.
•	Investors’ interest in the oil and gas sector may change over time which would affect the availability of capital and the value of Pengrowth trust units.
•	Inflation may result in escalating costs which could impact unitholder distributions and the value of Pengrowth trust units.
•	Canadian/U.S. exchange rates influence revenues and, to a lesser extent, operating and capital costs.
•	The value of Pengrowth trust units is impacted directly by the related tax treatment of the trust units and the trust unit distributions, and indirectly by the tax treatment of alternative equity investments. Changes in Canadian or U.S. tax legislation could adversely affect the value of our trust units.
These factors should not be considered to be exhaustive. Additional risks are outlined in the AIF of the Trust available on SEDAR at www.sedar.com on or before March 31, 2007.
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Management’s Discussion
and Analysis
SUBSEQUENT EVENTS
On January 22, 2007 Pengrowth closed the acquisition of four subsidiaries of Burlington Resources Canada Ltd., a subsidiary of ConocoPhillips, holding Canadian oil and natural gas producing properties and undeveloped lands (the “CP Properties”) for a purchase price of $1.0375 billion, prior to adjustments. The acquisition of the CP Properties was funded in part by the December 8, 2006 equity offering of approximately $461 million with the remainder supported by a $600 million bank credit facility maturing January 22, 2008.
Subsequent to December 31, 2006, Pengrowth has entered into a series of fixed price commodity sales contracts with third parties that are detailed in Note 22 to the financial statements.
OUTLOOK
At this time, Pengrowth is forecasting average 2007 production of 83,000 to 87,500 boe per day from our existing properties. This estimate incorporates production from the CP properties acquisition disclosed in the Subsequent Events section of this MD&A. This estimate takes into account the expected divestiture during 2007 of approximately 7,700 boe per day of current production. The above estimate excludes the impact from other future acquisitions or divestitures.
Pengrowth’s total operating expenses for 2007 are expected to increase when compared to 2006 and are anticipated to total approximately $405 million or $13.00 per boe.
General and administrative expenses per boe are expected to decrease in 2007 when compared to 2006. This per boe decrease is mainly attributable to a higher production base and lower management fees. On a per boe basis, G&A is anticipated to be approximately $1.95, which includes management fees of approximately $0.40 per boe.
The Board of Directors and Management regularly monitor forecasted distributable cash and payout ratio. The Board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements and the availability of debt and equity capital. Pursuant to the Royalty Indenture, the Board can establish a reserve for certain items including up to 20 percent of the Corporation’s gross revenue to fund various costs including future capital expenditures, royalty income in any future period and future abandonment costs.
Pengrowth currently anticipates capital expenditures for maintenance and development opportunities at existing properties of approximately $275 million for 2007. Two thirds of the 2007 capital program is expected to be spent on the drilling program and the remainder of the budget is expected to be spent on facility maintenance and optimization and land and seismic purchases. In addition to the 2007 capital development program, Pengrowth expects to invest $25 million to prepare its new head office building.
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Management’s Discussion
and Analysis
RECENT ACCOUNTING PRONOUNCEMENT
Effective January 1, 2007, Pengrowth will be required to adopt several new and revised standards issued by the Canadian Institute of Chartered Accountants in January 2005 related to Financial Instruments. Under the new standards, a Statement of Comprehensive Income has been introduced that will provide for certain gains and losses and other amounts arising from changes in fair value to be temporarily recorded outside the income statement. In addition, all financial instruments including derivatives are to be included on the balance sheet and measured at fair values in most instances. The requirements for hedge accounting have also been further clarified under the revised standards. Pengrowth is currently evaluating the impact of the new standards. Management does not anticipate the new and revised standards to have a material impact on its consolidated financial statements as Pengrowth currently uses fair value accounting for derivative instruments that do not qualify or are not designated as hedges.
DISCLOSURE CONTROLS AND PROCEDURES
As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act (SOX) enacted in the United States. Both the Canadian and U.S. certification rules include similar requirements where both the Chief Executive Officer and the Chief Financial Officer must assess and certify as to the effectiveness of our disclosure controls and procedures as defined in Canada by Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and in the United States by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), as amended.
The Chief Executive Officer, James S. Kinnear, and the Chief Financial Officer, Christopher Webster, evaluated the effectiveness of Pengrowth’s “disclosure controls and procedures” as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act for the period ending December 31, 2006. This evaluation considered the functions performed by its Disclosure Committee, the review and oversight of all executive officers and the board, as well as the process and systems in place for filing regulatory and public information. Pengrowth’s established review process and disclosure controls are designed to ensure that all required information, reports and filings required under Canadian securities legislation and United States securities laws are properly submitted and recorded in accordance with those requirements.
DISTRIBUTION TRACK RECORD
($  per trust unit)
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Management’s Discussion
and Analysis
Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as at December 31, 2006 to ensure that information required to be disclosed by us in reports that we file under Canadian and U.S. securities laws is gathered, recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws and is accumulated and communicated to the management of Pengrowth Corporation, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure as required under Canadian and U.S. securities laws.
It should be noted that while Pengrowth’s Chief Executive Officer and Chief Financial Officer believe that Pengrowth’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Pengrowth’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended and in Canada as defined in Multilateral Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of our financial reporting and preparation of our financial statements for external purposes in accordance with accounting principles generally accepted in Canada. Our internal control over financial reporting includes those policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and disposition of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. Internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
90 | PENGROWTH 2006

Management’s Discussion
and Analysis
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. During the year ended December 31, 2006, Pengrowth enhanced its internal control over financial reporting to comply with the SOX legislation. None of the changes and enhancements materially affected Pengrowth’s internal control over financial reporting or their effectiveness. Management’s evaluation specifically excluded the controls and procedures of the recently acquired Esprit Trust and Esprit subsidiaries’ of Pengrowth Energy Trust. The acquisition and the accounting of the acquisition of Esprit Trust were included in our evaluation.
Based on our evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2006. We excluded from our assessment the effectiveness of internal control over financial reporting at Esprit Trust, which we completed a business combination with effective October 2nd, 2006. Esprit Trust’s financial statements reflect total assets and oil and gas sales constituting 33 percent and six percent of our consolidated total assets and oil and gas sales respectively, as at and for the year ended December 31, 2006.
Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included in our audited consolidated financial statements for the year ended December 31, 2006.
PENGROWTH 2006 | 91

MANAGEMENT’S REPORT TO UNITHOLDERS
MANAGEMENTS’ RESPONSIBILITY TO UNITHOLDERS
The financial statements are the responsibility of the management of Pengrowth Energy Trust. They have been prepared in accordance with generally accepted accounting principles, using management’s best estimates and judgments, where appropriate.
Management is responsible for the reliability and integrity of the financial statements, the notes to the financial statements, and other financial information contained in this report. In the preparation of these statements, estimates are sometimes necessary because a precise determination of certain assets and liabilities is dependent on future events. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.
Management is also responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board is assisted in exercising its responsibilities through the Audit Committee of the Board, which is composed of four non-management directors. The Committee meets periodically with management and the auditors to satisfy itself that management’s responsibilities are properly discharged, to review the financial statements and to recommend approval of the financial statements to the Board.
KPMG LLP, the independent auditors appointed by the unitholders, have audited Pengrowth Energy Trust’s consolidated financial statements in accordance with generally accepted auditing standards and provided an independent professional opinion. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and their related findings as to the integrity of the financial reporting process.

[signed]	[signed]
James S. Kinnear	Christopher G. Webster
Chairman, President and	Chief Financial Officer
Chief Executive Officer
February 26, 2007
92 | PENGROWTH 2006

AUDITORS’ REPORT
TO THE UNITHOLDERS OF PENGROWTH ENERGY TRUST
We have audited the consolidated balance sheets of Pengrowth Energy Trust as at December 31, 2006 and 2005 and the consolidated statements of income and deficit and cash flow for the years then ended. These consolidated financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2006, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2006 and 2005 and the results of its operations and its cash flow for each of the years then ended in accordance with Canadian generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Trust’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 26, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.
[KPMG LLP signed]
Chartered Accountants
Calgary, Canada
February 26, 2007
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS OF PENGROWTH CORPORATION, AS ADMINISTRATOR OF PENGROWTH ENERGY TRUST AND THE UNITHOLDERS OF PENGROWTH ENERGY TRUST
We have audited management’s assessment, included in the accompanying management’s report, that Pengrowth Energy Trust (“the Trust”) maintained effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Trust’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Trust’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over
PENGROWTH 2006 | 93

financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that the Trust maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also, in our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
The Trust acquired Esprit Energy Trust during 2006, and management excluded from its assessment of the effectiveness of the Trust’s internal control over financial reporting as of December 31, 2006, Esprit Energy Trust’s internal control over financial reporting associated with total assets of $1,532 million and total oil and gas sales of $71 million included in the consolidated financial statements of the Trust as of and for the year ended December 31, 2006. Our audit of internal control over financial reporting of the Trust also excluded an evaluation of the internal control over financial reporting of Esprit Energy Trust.
We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the year ended December 31, 2006, we also have conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated February 26, 2007, expressed an unqualified opinion on those consolidated financial statements.
[KPMG LLP signed]
Chartered Accountants
Calgary, Canada
February 26, 2007
94 | PENGROWTH 2006

Consolidated
Financial Statements
CONSOLIDATED BALANCE SHEETS
Stated in thousands of dollars

As at December 31	2006	2005

ASSETS
Current Assets
Accounts receivable	$151,719	$127,394
Fair value of commodity contracts (Note 20)	37,972	—

	189,691	127,394
Fair value of commodity contracts (Note 20)	495	—
Deposit on acquisition (Note 22)	103,750	—
Other assets (Note 4)	29,097	13,215
Equity investment (Note 5)	7,035	—
Property, plant and equipment (Note 6)	3,741,602	2,067,988
Goodwill (Note 3)	598,302	182,835

	$4,669,972	$2,391,432

LIABILITIES AND UNITHOLDERS’ EQUITY
Current Liabilities
Bank indebtedness	$9,374	$14,567
Accounts payable and accrued liabilities	201,056	111,493
Distributions payable to unitholders	122,080	79,983
Due to Pengrowth Management Limited	2,101	8,277
Other liabilities (Notes 7 and 8)	5,017	25,279

	339,628	239,599
Fair value of commodity contracts (Note 20)	1,367	—
Contract liabilities (Note 8)	16,825	12,937
Convertible debentures (Note 9)	75,127	—
Long term debt (Note 10)	604,200	368,089
Asset retirement obligations (Note 11)	255,331	184,699
Future income taxes (Note 12)	327,817	110,112
Trust unitholders’ equity (Note 13)
Trust unitholders’ capital	4,383,993	2,514,997
Equity portion of convertible debentures	160	—
Contributed surplus	4,931	3,646
Deficit (Note 15)	(1,339,407)	(1,042,647)

	3,049,677	1,475,996

Commitments (Note 21)
Subsequent events (Note 22)

	$4,669,972	$2,391,432

See accompanying notes to the consolidated financial statements.
Approved on behalf of Pengrowth Energy Trust by Pengrowth Corporation, as Administrator.

[signed] Director	[signed] Director
PENGROWTH 2006 | 95

Consolidated
Financial Statements
CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT
Stated in thousands of dollars

Years ended December 31	2006	2005

REVENUES
Oil and gas sales	$1,214,093	$1,151,510
Processing and other income	15,639	15,091
Royalties, net of incentives	(241,494)	(213,863)

	988,238	952,738
Interest and other income	3,129	2,596

Net Revenue	991,367	955,334
EXPENSES
Operating	270,519	218,115
Transportation	7,621	7,891
Amortization of injectants for miscible floods	34,644	24,393
Interest	32,109	21,642
General and administrative	36,613	30,272
Management fee	9,941	15,961
Foreign exchange (gain) loss (Note 16)	22	(6,966)
Depletion and depreciation	351,575	284,989
Accretion (Note 11)	16,591	14,162
Unrealized gain on commodity contracts (Note 20)	(26,499)	—
Other expenses	10,183	4,029

	743,319	614,488

Income Before Taxes	248,048	340,846
Income Tax Expense (Reduction) (Note 12)
Capital	14	2,244
Future	(14,269)	12,276

	(14,255)	14,520

NET INCOME	$262,303	$326,326
Deficit, beginning of year	(1,042,647)	(922,996)
Distributions paid or declared	(559,063)	(445,977)

Deficit, end of year	$(1,339,407)	$(1,042,647)

Net Income per Trust Unit (Note 19)
Basic	$1.49	$2.08
Diluted	$1.49	$2.07

See accompanying notes to the consolidated financial statements.
96 | PENGROWTH 2006

Consolidated
Financial Statements
CONSOLIDATED STATEMENTS OF CASH FLOW
Stated in thousands of dollars

Years ended December 31	2006	2005
CASH PROVIDED BY (USED FOR):
OPERATING
Net income	$262,303	$326,326
Depletion, depreciation and accretion	368,166	299,151
Future income taxes (reduction)	(14,269)	12,276
Contract liability amortization	(5,447)	(5,795)
Amortization of injectants	34,644	24,393
Purchase of injectants	(34,630)	(34,658)
Expenditures on remediation	(9,093)	(7,353)
Other non-cash items	(66)	—
Unrealized foreign exchange (gain) loss (Note 16)	480	(7,800)
Unrealized gain on commodity contracts (Note 20)	(26,499)	—
Trust unit based compensation (Note 14)	2,546	2,932
Deferred charges	(5,081)	(4,961)
Amortization of deferred charges	5,645	3,726
Changes in non-cash operating working capital (Note 17)	(24,331)	9,833

	554,368	618,070

FINANCING
Distributions paid	(516,966)	(436,450)
Bank indebtedness	9,374	—
Change in long term debt, net	(54,870)	10,030
Redemption of convertible debentures (Note 9)	(21,184)	—
Repayment of note payable (Note 7)	(20,000)	(15,000)
Proceeds from issue of trust units	971,791	42,544

	368,145	(398,876)

INVESTING
Business acquisitions (Note 3)	(500,451)	(935)
Property acquisitions	(52,880)	(91,633)
Expenditures on property, plant and equipment	(300,809)	(175,693)
Proceeds on property dispositions	15,230	37,617
Deposit on acquisition (Note 22)	(103,750)	—
Change in remediation trust funds (Note 11)	(2,815)	(20)
Change in non-cash investing working capital (Note 17)	37,529	1,117

	(907,946)	(229,547)

Change in cash (bank indebtedness)	14,567	(10,353)
Bank indebtedness at beginning of year	(14,567)	(4,214)

Cash (bank indebtedness) at end of year	$—	$(14,567)

See accompanying notes to the consolidated financial statements.
PENGROWTH 2006 | 97

Notes to Consolidated
Financial Statements
(Tabular amounts are stated in thousands of dollars except per trust unit amounts.)
1. STRUCTURE OF THE TRUST
Pengrowth Energy Trust (the “Trust”) is a closed-end investment trust created under the laws of the Province of Alberta pursuant to a Trust Indenture dated December 2, 1988 (as amended) between Pengrowth Corporation (Corporation) and Computershare Trust Company of Canada (Computershare). Operations commenced on December 30, 1988. The beneficiaries of the Trust are the holders of trust units (the “unitholders”).
The purpose of the Trust is to directly and indirectly explore for, develop and hold interests in petroleum and natural gas properties, through investments in securities, royalty units, net profits interests and notes issued by subsidiaries of the Trust. The activities of the Corporation and its subsidiaries are financed by issuance of royalty units and interest bearing notes to the Trust and third party debt. The Trust owns approximately 99.99 percent of the royalty units and 91 percent of the common shares of the Corporation. The Trust, through the royalty ownership, obtains substantially all the economic benefits of Corporation. Under the terms of the Royalty Indenture, the Corporation is entitled to retain a one percent share of royalty income and all miscellaneous income (the “Residual Interest”) to the extent this amount exceeds the aggregate of debt service charges, general and administrative expenses, and management fees. In 2006 and 2005, this Residual Interest, as computed, did not result in any income retained by the Corporation.
The royalty units and notes of the Corporation held by the Trust entitle it to the net income generated by the Corporation and its subsidiaries’ petroleum and natural gas properties less amounts withheld in accordance with prudent business practices to provide for future operating costs and asset retirement obligations, as defined in the Royalty Indenture. In addition, unitholders are entitled to receive the net income from other investments that are held directly by the Trust. Pursuant to the Royalty Indenture, the Board of Directors of the Corporation can establish a reserve for certain items including up to 20 percent of gross revenue to fund future capital expenditures or for the payment of royalty income in any future period.
Pursuant to the Trust Indenture, trust unitholders are entitled to monthly distributions from interest income on the notes, royalty income under the Royalty Indenture and from other investments held directly by the Trust, less any reserves and certain expenses of the Trust including general and administrative costs as defined in the Trust Indenture.
The Board of Directors has general authority over the business and affairs of the Corporation and derives its authority in respect to the Trust by virtue of the delegation of powers by the trustee to the Corporation as Administrator in accordance with the Trust Indenture.
The Trust acquired notes receivable and a Net Profits Interest (the “NPI agreement”) in Esprit Exploration Ltd. (Esprit) as a result of a business combination with Esprit Energy Trust (Esprit Trust). The NPI agreement entitles the Trust to monthly distributions from Esprit, a wholly owned subsidiary of the Trust. The monthly distribution is equal to the amount by which 99 percent of the gross revenue exceeds 99 percent of certain deductible expenditures as defined in the NPI agreement.
Pengrowth Management Limited (the “Manager”) has certain responsibilities for the business affairs of the Corporation, Esprit and the administration of the Trust under the terms of the management agreement and defers to the Board of Directors on all matters material to the Corporation and the Trust. Corporate governance practices are consistent with corporations and trusts that do not have a management agreement. The management agreement terminates on July 1, 2009. The Manager owns nine percent of the common shares of Corporation, and the Manager is controlled by an officer and a director of the Corporation and Esprit.
98 | PENGROWTH 2006

Notes to Consolidated
Financial Statements
2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The Trust’s consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles (GAAP) in Canada. The consolidated financial statements include the accounts of the Trust, the Corporation and its subsidiaries and as of October 2, 2006, the accounts of Esprit Trust, Esprit and its subsidiaries, collectively referred to as Pengrowth. All inter-entity transactions have been eliminated. These financial statements do not contain the accounts of the Manager.
The Trust owns 91 percent of the shares of Corporation and, through the royalty and notes, obtains substantially all the economic benefits of Corporation. The Trust owns all the shares of Esprit and, through the net profits interest and notes, obtains substantially all the economic benefits of Esprit. In addition, the unitholders of the Trust have the right to elect the majority of the Board of Directors of Corporation.
Joint Interest Operations
A significant proportion of Pengrowth’s petroleum and natural gas development and production activities are conducted with others and accordingly the accounts reflect only Pengrowth’s proportionate interest in such activities.
Property, Plant and Equipment
Pengrowth follows the full cost method of accounting for oil and gas properties and facilities whereby all costs of developing and acquiring oil and gas properties are capitalized and depleted on the unit of production method based on proved reserves before royalties as estimated by independent engineers. The cost of unproven properties are included in the calculation of depletion. The fair value of future estimated asset retirement obligations associated with properties and facilities are also capitalized and depleted on the unit of production method. The associated asset retirement obligations on future development capital costs are also included in the cost base subject to depletion. Natural gas production and reserves are converted to equivalent units of crude oil using their relative energy content.
General and administrative costs are not capitalized other than to the extent they are directly related to a successful acquisition, or to the extent of Pengrowth’s working interest in capital expenditure programs to which overhead fees can be recovered from partners. Overhead fees are not charged on 100 percent owned projects.
Proceeds from disposals of oil and gas properties and equipment are credited against capitalized costs unless the disposal would alter the rate of depletion and depreciation by more than 20 percent, in which case a gain or loss on disposal is recorded.
There is a limit on the carrying value of property, plant and equipment and other assets, which may be depleted against revenues of future periods (the “ceiling test”). The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate. The carrying value of property, plant and equipment and other assets subject to the ceiling test includes asset retirement costs.
Repairs and maintenance costs are expensed as incurred.
PENGROWTH 2006 | 99

Notes to Consolidated
Financial Statements
Goodwill
Goodwill, which represents the excess of the total purchase price over the estimated fair value of the net identifiable assets and liabilities acquired, is not amortized but instead is assessed for impairment annually or as events occur that could suggest an impairment exists. Impairment is assessed by determining the fair value of the reporting entity and comparing this fair value to the book value of the reporting entity. If the fair value of the reporting entity is less than the book value, impairment is measured by allocating the fair value of the reporting entity to the identifiable assets and liabilities of the reporting entity as if the reporting entity had been acquired in a business combination for a purchase price equal to its fair value. The excess of the fair value of the reporting entity over the assigned values of the identifiable assets and liabilities is the fair value of the goodwill. Any excess of the book value of goodwill over this implied fair value is the impairment amount. Impairment is charged to earnings in the period in which it occurs. Goodwill is stated at cost less impairment.
Injectant Costs
Injectants (mostly natural gas and ethane) are used in miscible flood programs to stimulate incremental oil recovery. The cost of hydrocarbon injectants purchased from third parties for miscible flood projects is deferred and amortized over the period of expected future economic benefit which is estimated as 24 to 30 months.
Asset Retirement Obligations
Pengrowth recognizes the fair value of an Asset Retirement Obligation (ARO) in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit of production method based on proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO.
Pengrowth has placed cash in segregated remediation trust accounts to fund certain ARO for the Judy Creek properties and the Sable Offshore Energy Project (SOEP). Contributions to these remediation trust accounts and expenditures on ARO not funded by the trust accounts are charged against actual cash distributions in the period incurred.
Income Taxes
The Trust is a taxable trust under the Canadian Income Tax Act. As income taxes are the responsibility of the individual unitholders and the Trust distributes all of its taxable income to its unitholders, no provision has been made for income taxes by the Trust in these financial statements. During 2006 the taxation authorities have released for comment draft legislation which would result in a tax structure for trusts similar to that of corporate entities. If the proposed legislation is implemented the Trust would be required to recognize, on a prospective basis, future income taxes on temporary differences in the Trust.
The Corporation, Esprit and their subsidiaries follow the tax liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.
Trust Unit Compensation Plans
Pengrowth has trust unit based compensation plans, which are described in Note 14. Compensation expense associated with trust unit based compensation plans is recognized in income over the vesting period of the plan with a corresponding increase in contributed
100 | PENGROWTH 2006

Notes to Consolidated
Financial Statements
surplus. For grants after January 1, 2006, Pengrowth estimates the forfeiture rate of trust unit rights and deferred entitlement trust units (DEUs) at the date of grant. For grants prior to December 31, 2005, Pengrowth did not estimate the forfeiture rate of trust unit rights and DEUs, forfeitures were accounted for as they occur. Any consideration received upon the exercise of trust unit based compensation together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in trust unitholders’ capital. Compensation expense is based on the estimated fair value of the trust unit based compensation at the date of grant, as further described in Note 14.
Pengrowth does not have any outstanding trust unit compensation plans that call for settlement in cash or other assets. Grants of such items, if any, will be recorded as liabilities, with changes in the liabilities charged to net income, based on the intrinsic value.
Risk Management
Financial instruments are utilized by Pengrowth to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes.
Effective May 1, 2006, Pengrowth discontinued designating new commodity contracts as hedges. Prior to May 1, 2006, any contracts previously designated as hedges continued to be designated as hedges and Pengrowth formally documented the relationships between hedging instruments and the hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process included linking derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Pengrowth also formally assessed, both at the hedge’s inception and on an ongoing basis, whether the derivatives that were used in hedging transactions were highly effective in offsetting changes in fair value or cash flows of hedged items.
Pengrowth uses forward, futures and swap contracts to manage its exposure to commodity price fluctuations. The net receipts or payments arising from these contracts are recognized in income as a component of oil and gas sales during the same period as the corresponding sales are recognized.
Pengrowth is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices. Pengrowth has mitigated some of this exchange risk by entering into commodity price swaps whereby the Canadian dollar price in the swap is fixed. Foreign exchange gains and losses realized on the settlement of the commodity price swaps are recognized in income as a component of oil and gas sales during the same period as the corresponding sales are recognized.
Foreign exchange swaps were used to fix the foreign exchange rate on the interest and principal of the Pounds Sterling 50 million ten year senior unsecured notes (see Note 20). Pengrowth has formally documented this relationship as a hedge as well as the risk management objective and strategy for undertaking the hedge. As a result of applying hedge accounting to this transaction, any unrealized foreign exchange gains (losses) on the translation of the debt are deferred and recorded in other asset (other liabilities).
Measurement Uncertainty
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period then ended.
PENGROWTH 2006 | 101

Notes to Consolidated
Financial Statements
The amounts recorded for depletion, depreciation, amortization of injectants, goodwill and ARO are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.
Net Income Per Trust Unit
Basic net income per unit amounts are calculated using the weighted average number of units outstanding for the year. Diluted net income per unit amounts include the dilutive effect of trust unit options, trust unit rights and DEUs using the treasury stock method. The treasury stock method assumes that any proceeds obtained on the exercise of in-the-money trust unit options and trust unit rights would be used to purchase trust units at the average price during the period. Diluted net income per unit amounts also includes the dilutive effect of convertible debentures using the “if-converted” method which assumes that the convertible debentures were converted at the beginning of the period.
Revenue Recognition
Revenue from the sale of oil and natural gas is recognized when the product is delivered and collection is reasonably assured. Revenue from processing and other miscellaneous sources is recognized upon completion of the relevant service.
Comparative Figures
Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.
102 | PENGROWTH 2006

Notes to Consolidated
Financial Statements
3. ACQUISITIONS
2006 Acquisitions

	Carson Creek	Esprit
	Properties	Energy Trust	Total

ALLOCATION OF PURCHASE PRICE:
Property, plant and equipment	$495,806	$1,207,121	$1,702,927
Goodwill	129,745	285,722	415,467
Fair value of commodity contracts	—	10,601	10,601
Bank debt	—	(276,870)	(276,870)
Convertible debentures (Note 9)	—	(96,500)	(96,500)
Contract liabilities (Note 8)	(9,073)	—	(9,073)
Asset retirement obligations	(20,668)	(51,651)	(72,319)
Future income taxes	(121,384)	(110,590)	(231,974)
Working capital deficiency	—	(45,864)	(45,864)

	$474,426	$921,969	$1,396,395

CONSIDERATION:
Cash	$474,089	$19,990	$494,079
Pengrowth trust units issued	—	895,944	895,944
Acquisition costs	337	6,035	6,372

	$474,426	$921,969	$1,396,395

Property, plant and equipment represents the fair value of the assets acquired determined in part by an independent reserve evaluation. Goodwill, which is not deductible for tax purposes, was determined based on the excess of the total consideration paid less the value assigned to the identifiable assets and liabilities including the future tax liability.
The future income tax liability was determined based on the enacted income tax rate of approximately 29 percent. The asset retirement obligations were determined using Pengrowth’s estimated costs to remediate, reclaim and abandon the wells and facilities, the estimated timing of the costs to be incurred in future periods, an inflation rate of two percent, and a discount rate of eight percent.
Carson Creek Properties
On September 28, 2006, Pengrowth acquired all of the issued and outstanding shares of a company which has interests in oil and natural gas assets in the Carson Creek area of Alberta (the “Carson Creek” acquisition). The transaction was accounted for using the purchase method of accounting.
Pengrowth assumed a firm pipeline transportation contract liability. The fair value of the contract was determined at the date of acquisition. Results of operations from the Carson Creek acquisition subsequent to the acquisition date are included in the consolidated financial statements. Final determination of the cost of the acquisition and the allocation thereof to the fair values of the Carson Creek assets is still pending.
PENGROWTH 2006 | 103

Notes to Consolidated
Financial Statements
Esprit Energy Trust
On October 2, 2006, Pengrowth and Esprit Trust completed a business combination (the “Combination”). Under the terms of the Combination agreement, each Esprit trust unit was exchanged for 0.53 of a Pengrowth trust unit and a one time special distribution of $0.30 per Esprit trust unit that was paid to Esprit unitholders prior to the closing date of the Combination.
As a result of the Combination, 34,725,157 Pengrowth trust units were issued to Esprit unitholders. The value assigned to each Pengrowth trust unit issued was approximately $25.80 per unit based on the weighted average market price of the trust units on the five days surrounding the announcement of the Combination. The Combination was accounted for as an acquisition of Esprit Trust by Pengrowth using the purchase method of accounting.
The consolidated financial statements include the results of operations and cash flows of Esprit Trust and Esprit subsequent to October 2, 2006. Final determination of the cost of the acquisition and the allocation thereof to the fair values of the Esprit Trust and Esprit assets is still pending.
2005 Acquisitions

	Crispin	Swan Hills
	Energy Inc	Properties	Total

ALLOCATION OF PURCHASE PRICE:
Working capital	$1,655	$—	$1,655
Property, plant and equipment	121,729	87,170	208,899
Goodwill	12,216	—	12,216
Bank debt	(20,459)	—	(20,459)
Asset retirement obligations	(4,038)	—	(4,038)
Future income taxes	(22,208)	—	(22,208)

	$88,895	$87,170	$176,065

CONSIDERATION:
Cash	$—	$87,170	$87,170
Pengrowth trust units issued	87,960	—	87,960
Acquisition costs	935	—	935

	$88,895	$87,170	$176,065

Property, plant and equipment represents the fair value of the assets acquired determined in part by an independent reserve evaluation. Goodwill, which is not deductible for tax purposes, was determined based on the excess of the total consideration paid less the value assigned to the identifiable assets and liabilities including the future tax liability.
The future income tax liability was determined based on the enacted income tax rate of approximately 34 percent. The asset retirement obligations were determined using Pengrowth’s estimated costs to remediate, reclaim and abandon the wells and facilities, the estimated timing of the costs to be incurred in future periods, an inflation rate of one and one half percent, and a discount rate of eight percent.
104 | PENGROWTH 2006

Notes to Consolidated
Financial Statements
Crispin Energy Inc.
On April 29, 2005, Pengrowth acquired all of the issued and outstanding shares of Crispin Energy Inc. (Crispin) which held interests in oil and natural gas assets mainly in Alberta. The shares were acquired on the basis of exchanging 0.0725 Class B trust units of the Trust for each share held by Canadian resident shareholders of Crispin and 0.0512 Class A trust units of the Trust for each share held by non-Canadian resident shareholders of Crispin. The average value assigned to each trust unit issued was $20.80 based on the weighted average trading price of the Class A and Class B trust units for a period before and after the acquisition was announced. The Trust issued 3,538,581 Class B trust units and 686,732 Class A trust units valued at $88 million. The transaction was accounted for using the purchase method of accounting.
Results from operations of the acquired assets of Crispin subsequent to April 29, 2005 are included in the consolidated financial statements.
Swan Hills Properties
In February 2005, Pengrowth acquired an additional 11.9 percent working interest in Swan Hills for a purchase price of $87 million before adjustments. The acquisition increased Pengrowth’s working interest in the Swan Hills Unit No. 1 to approximately 22 percent.
4. OTHER ASSETS

	2006	2005

Deferred compensation expense (net of accumulated amortization of $2,381, 2005 — $2,143)	$2,696	$2,141
Debt issue costs (net of accumulated Amortization of $1,192, 2005 - $821)	1,626	1,997
Imputed interest on note payable (net of accumulated amortization of $3,607, 2005 — $2,859)	—	748

	4,322	4,886
Deferred foreign exchange loss on translation of U.K. debt	13,631	—
Remediation trust funds (Note 11)	11,144	8,329

	$29,097	$13,215

5. EQUITY INVESTMENT

	2006	2005

Investment in Monterey	$7,035	—

On January 12, 2006 Pengrowth closed certain transactions with Monterey Exploration Ltd. (“Monterey”) under which Pengrowth has sold certain oil and gas properties for $22 million in cash, less closing adjustments, and 8,048,132 common shares of Monterey. As of December 31, 2006, Pengrowth held approximately 34 percent of the common shares of Monterey.
Pengrowth utilizes the equity method of accounting for the investment in Monterey. The investment is initially recorded at cost and adjusted thereafter to include Pengrowth’s pro rata share of post-acquisition earnings of Monterey. Any dividends received or receivable from Monterey would reduce the carrying value of the investment.
PENGROWTH 2006 | 105

Notes to Consolidated
Financial Statements
6. PROPERTY, PLANT AND EQUIPMENT

	2006	2005

Property, plant and equipment, at cost	$5,365,309	$3,340,106
Accumulated depletion and depreciation	(1,658,999)	(1,307,424)

Net book value of property, plant and equipment	3,706,310	2,032,682
Net book value of deferred injectant costs	35,292	35,306

Net book value of property, plant and equipment and deferred injectants	$3,741,602	$2,067,988

Property, plant and equipment includes $56.0 million (2005 — $77.3 million) related to ARO, net of accumulated depletion.
Pengrowth performed a ceiling test calculation at December 31, 2006 to assess the recoverable value of the property, plant and equipment. The oil and gas future prices are based on the January 1, 2007 commodity price forecast of our independent reserve evaluators. These prices have been adjusted for commodity price differentials specific to Pengrowth. The following table summarizes the benchmark prices used in the ceiling test calculation. Based on these assumptions, the undiscounted value of future net revenues from Pengrowth’s proved reserves exceeded the carrying value of property, plant and equipment at December 31, 2006.

			Edmonton
		Foreign	Light
	WTI Oil	Exchange Rate	Crude Oil	AECO Gas
Year	(U.S.$/bbl)	(U.S.$/Cdn$)	(Cdn$/bbl)	(Cdn$/mmbtu)

2007	$62.00	0.87	$70.25	$7.20
2008	$60.00	0.87	$68.00	$7.45
2009	$58.00	0.87	$65.75	$7.75
2010	$57.00	0.87	$64.50	$7.80
2011	$57.00	0.87	$64.50	$7.85
2012	$57.50	0.87	$65.00	$8.15
2013	$58.50	0.87	$66.25	$8.30
2014	$59.75	0.87	$67.75	$8.50
2015	$61.00	0.87	$69.00	$8.70
2016	$62.25	0.87	$70.50	$8.90
2017	$63.50	0.87	$71.75	$9.10
Escalate thereafter	+ 2.0 percent/yr		+ 2.0 percent/yr	+ 2.0 percent/yr

7. OTHER LIABILITIES

	2006	2005

Current portion of contract liabilities	$5,017	$5,279
Note payable	—	20,000

	$5,017	$25,279

The note payable was secured by Pengrowth’s working interest in SOEP, was non-interest bearing and was paid on December 31, 2006.
106 | PENGROWTH 2006

Notes to Consolidated
Financial Statements
8. CONTRACT LIABILITIES
Contract liabilities are comprised of the following amounts:

	2006	2005

Fixed price commodity contract	$7,800	$12,318
Firm transportation contracts	14,042	5,898

	21,842	18,216
Less current portion	(5,017)	(5,279)

	$16,825	$12,937

Pengrowth assumed a natural gas fixed price sales contract and firm transportation commitments in conjunction with certain acquisitions. The fair values of the contracts was estimated on the date of acquisition and the amount recorded is reduced as the contracts settle.
9. CONVERTIBLE DEBENTURES
As a result of the Combination (see Note 3), Pengrowth assumed all of Esprit Trust’s 6.5 percent convertible unsecured subordinated debentures (the “Debentures”). The Debentures were originally issued by Esprit Trust on July 28, 2005 for a $100 million principal amount with interest paid semi-annually in arrears on June 30 and December 31 of each year. At October 2, 2006, $95.8 million principal amount of Debentures was outstanding. Each $1,000 principal amount of Debentures is convertible at the option of the holder at any time into Pengrowth trust units at a conversion price of $25.54 per unit. The Debentures mature on December 31, 2010. After December 31, 2008, Pengrowth may elect to redeem all or a portion of the outstanding Debentures at a price of $1,050 per debenture or $1,025 per debenture after December 31, 2009.
Pursuant to a change of control provision in the Debenture Indenture, Pengrowth was required to make an offer to purchase all of the outstanding Debentures at a price equal to 101 percent of the principal amount, plus any accrued and unpaid interest. On December 12, 2006 Pengrowth redeemed a portion of the Debentures, pursuant to the change of control provision, for cash proceeds of $21.8 million (including accrued interest of $0.6 million and offer premium of $0.2 million).
The Debentures were recorded on the consolidated financial statements at the estimated fair value on October 2, 2006, the date of the Combination. The estimated fair value of the Debentures was higher than the book (or “recorded”) value based on the market trading price of the Debentures on the date of the Combination. The Debentures have been classified as debt, net of the fair value of the conversion feature at the date of the Combination, which has been classified as part of Trust Unitholders’ Equity. The fair value of the conversion feature was calculated using an option pricing model. The debt premium will be amortized over the term of the Debentures. The amortization of the debt premium and the interest paid are recorded as interest. If the Debentures are converted into trust units, the portion of the value of the conversion feature within Trust Unitholders’ Equity will be reclassified to trust units along with the principal amount converted. As of December 31, 2006, Debentures with a face value of $74.7 million remain outstanding.
PENGROWTH 2006 | 107

Notes to Consolidated
Financial Statements
The following is a reconciliation of the Debentures balance from October 2, 2006:

	Debt	Equity	Total

Fair value on October 2, 2006 (Note 3)	$96,295	$205	$96,500
Amortization of debt premium	(29)	—	(29)
Redeemed for cash	(21,139)	(45)	(21,184)

Balance, December 31, 2006	$75,127	$160	$75,287

10. LONG TERM DEBT

	2006	2005

U.S. dollar denominated debt:
U.S. $150 million senior unsecured notes at 4.93 percent due April 2010	$174,810	$174,450
U.S. $50 million senior unsecured notes at 5.47 percent due April 2013	58,270	58,150

	233,080	232,600
Pound sterling denominated 50 million unsecured notes at 5.46 percent due December 2015	114,120	100,489
Canadian dollar revolving credit borrowings	257,000	35,000

	$604,200	$368,089

On April 23, 2003, Corporation closed a U.S. $200 million private placement of senior unsecured notes. The notes were offered in two tranches of U.S. $150 million at 4.93 percent due April 2010 and U.S. $50 million at 5.47 percent due in April 2013. The notes contain certain financial maintenance covenants and interest is paid semi-annually. Costs incurred in connection with issuing the notes, in the amount of $2.1 million are being amortized over the term of the notes (see Note 4).
On December 1, 2005, Corporation closed a Pounds Sterling 50 million private placement of senior unsecured notes. In a series of related hedging transactions, Pengrowth fixed the Pound Sterling to Canadian dollar exchange rate for all the semi-annual interest payments and the principal repayments at maturity. The notes have an effective rate of 5.49 percent after the hedging transactions. The notes contain the same financial maintenance covenants as the U.S. dollar denominated notes. Costs incurred in connection with issuing the notes, in the amount of $0.7 million are being amortized over the term on the notes (see Note 4).
Pengrowth has a $950 million extendible revolving term credit facility syndicated among ten financial institutions. The facility is unsecured, covenant based and has a three year term maturing June 16, 2009. Pengrowth has the option to extend the facility each year, subject to the approval of the lenders, or repay the entire balance at the end of the three year term. Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans. This facility carries floating interest rates that are expected to range between 0.65 percent and 1.15 percent over bankers’ acceptance rates depending on Pengrowth’s consolidated ratio of senior debt to earnings before interest, taxes and non-cash items. In addition, Pengrowth has a $35 million demand operating line of credit. The facilities were reduced by drawings of $257 million and by outstanding letters of credit in the amount of approximately $17.6 million at December 31, 2006.
The five year schedule of long term debt repayment based on maturity is as follows: 2007 — nil, 2008 — nil, 2009 — 257.0 million, 2010 — 174.8 million, 2011 — nil.
108 | PENGROWTH 2006

Notes to Consolidated
Financial Statements
11. ASSET RETIREMENT OBLIGATIONS
The ARO were estimated by management based on Pengrowth’s working interest in wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred, considering various information including the annual reserves assessment and evaluation of Pengrowth’s properties from the independent reserve evaluators. Pengrowth has estimated the net present value of its ARO to be $255 million as at December 31, 2006 (2005 — $185 million), based on a total escalated future liability of $1,530 million (2005 — $1,041 million). These costs are expected to be made over 50 years with the majority of the costs incurred between 2035 and 2054. Pengrowth’s credit adjusted risk free rate of eight percent (2005 — eight percent) and an inflation rate of two percent (2005 — two percent) were used to calculate the net present value of the ARO.
The following reconciles Pengrowth’s ARO:

	2006	2005

Asset retirement obligations, beginning of year	$184,699	$171,866
Increase (decrease) in liabilities during the year related to:
Acquisitions	72,680	6,347
Disposals	(1,500)	(3,844)
Additions	1,649	1,972
Revisions	(9,695)	1,549
Accretion expense	16,591	14,162
Liabilities settled during the year	(9,093)	(7,353)

Asset retirement obligations, end of year	$255,331	$184,699

Remediation trust funds
Pengrowth is required to make contributions to a remediation trust fund that is used to cover certain ARO of the Judy Creek properties. Pengrowth makes monthly contributions to the fund of $0.10 per boe of production from the Judy Creek properties and an annual lump sum contribution of $250,000.
Every five years Pengrowth must evaluate the assets in the trust fund and the outstanding ARO, and make recommendations to the former owner of the Judy Creek properties as to whether contribution levels should be changed. The next evaluation is anticipated to occur in 2007. Contributions to the Judy Creek remediation trust fund may change based on future evaluations of the fund.
Pengrowth is required to make contributions to a remediation trust fund that will be used to fund the ARO of the SOEP properties and facilities. Pengrowth currently makes a monthly contribution to the fund of $0.42 per mcf of natural gas production and $0.84 per bbl of natural gas liquids production from SOEP.
PENGROWTH 2006 | 109

Notes to Consolidated
Financial Statements
The following summarizes Pengrowth’s trust fund contributions for 2006 and 2005 and Pengrowth’s expenditures on ARO not covered by the trust funds:

Remediation Trust Funds	2006	2005

Opening balance	$8,329	$8,309
Contributions to Judy Creek Remediation Trust Fund	1,036	778
Contributions to SOEP Environmental Restoration Fund	2,153	556
Remediation funded by Judy Creek Remediation Trust Fund	(374)	(1,314)

	2,815	20

Closing balance	$11,144	$8,329

Expenditures on ARO	2006	2005

Expenditures on ARO not covered by the trust funds	$8,719	$6,039
Expenditures on ARO covered by the trust funds	374	1,314

	$9,093	$7,353

12. INCOME TAXES
The provision for income taxes in the financial statements differs from the result which would have been obtained by applying the combined federal and provincial tax rate to Pengrowth’s income before taxes.

	2006	2005

Income before taxes	$248,048	$340,846
Combined federal and provincial tax rate	34.1%	37.6%

Expected income tax	84,584	128,158
Net income of the Trust	(85,989)	(122,698)
Resource allowance	(8,618)	(10,985)
Non-deductible crown charges	17,586	24,271
Unrealized foreign exchange gain	1	(1,623)
Attributed Canadian royalty income	(6,616)	(3,541)
Effect of proposed tax changes	(19,886)	—
Future tax rate difference	2,491	(1,402)
Other including stock based compensation	2,178	96

Future income taxes	(14,269)	12,276
Capital taxes	14	2,244

	$(14,255)	$14,520

As identified above, changes to the income tax rates have reduced Pengrowth’s future tax rate to approximately 29 percent in 2006 (34 percent in 2005) applied to the temporary differences compared to the federal and provincial statutory rate of approximately 34 percent for the 2006 income tax year (38 percent in 2005).
110 | PENGROWTH 2006

Notes to Consolidated
Financial Statements
The net future income tax liability is comprised of:

	2006	2005

Future income tax liabilities:
Property, plant, equipment and other assets	$339,660	$114,256
Unrealized foreign exchange gain	8,288	9,689
Other	150	110

	348,098	124,055

Future income tax assets:
Attributed Canadian royalty income	(13,947)	(7,819)
Contract liabilities	(6,334)	(6,124)

	$327,817	$110,112

The Trust maintains an income tax status that permits it to deduct distributions to unitholders in addition to other items. Accordingly, no future income tax provision or recovery was made for temporary differences in the Trust. As at December 31, 2006, the tax basis of the Trust’s assets and liabilities exceed their net book value amount by $201 million (2005 — $241 million).
13. TRUST UNITS
The total authorized capital of Pengrowth is 500,000,000 trust units.
Total Trust Units:

Years ended December 31	2006		2005

	Number		Number
Trust units issued	of trust units	Amount	of trust units	Amount

Balance at beginning of year	159,864,083	$2,514,997	152,972,555	$2,383,284
Issued for the Crispin acquisition (non-cash)	—	—	4,225,313	87,960
Issued for the Esprit Trust business combination (non-cash)	34,725,157	895,944	—	—
Issued for cash	47,575,000	987,841	—	—
Issue costs	—	(51,575)	—	—
Issued on redemption of Deferred Entitlement Trust Units (DEUs)	14,523	233	—	—
Issued for cash on exercise of trust unit options and rights	607,766	9,476	1,512,211	21,818
Issued for cash under Distribution Reinvestment Plan (DRIP)	1,226,806	26,049	1,154,004	20,726
Issued on redemption of Royalty Units (non-cash)	3,288	—	—	—
Trust unit rights incentive plan (non-cash exercised)	—	1,028	—	1,209

Balance at end of year	244,016,623	$4,383,993	159,864,083	$2,514,997

PENGROWTH 2006 | 111

Notes to Consolidated
Financial Statements
“Consolidated” Trust Units:

Year ended December 31	2006

	Number
Trust units issued	of trust units	Amount

Balance at beginning of year	—	$—
Issued in trust unit consolidation	160,921,001	2,535,949
Issued on conversion of Class A trust units	3,450	57
Issued for the Esprit Trust business combination (non-cash)	34,725,157	895,944
Issued for cash	47,575,000	987,841
Issue costs	—	(51,575)
Issued on redemption of DEUs	14,523	233
Issued for cash on exercise of trust unit options and rights	99,228	1,579
Issued for cash under DRIP	663,458	13,415
Issued on redemption of Royalty Units (non-cash)	3,288	—
Trust unit rights incentive plan (non-cash exercised)	—	376

Balance at end of year	244,005,105	$4,383,819

Class A Trust Units:

Years ended December 31	2006		2005

	Number		Number
Trust units issued	of trust units	Amount	of trust units	Amount

Balance at beginning of year	77,524,673	$1,196,121	76,792,759	$1,176,427
Issued for the Crispin acquisition (non-cash)	—	—	686,732	19,002
Trust units converted to Class A trust units	2,760	43	45,182	692
Trust units converted to “consolidated” trust units	(77,515,915)	(1,195,990)	—	—

Balance at end of year	11,518	$174	77,524,673	$1,196,121

Class B Trust Units:

Years ended December 31	2006		2005

	Number		Number
Trust units issued	of trust units	Amount	of trust units	Amount

Balance at beginning of year	82,301,443	$1,318,294	76,106,471	$1,205,734
Trust units converted to (from) Class B trust unit	1,095	17	(9,824)	(151)
Issued for the Crispin acquisition (non-cash)	—	—	3,538,581	68,958
Issued for cash on exercise of trust unit options and rights	508,538	7,897	1,512,211	21,818
Issued for cash under DRIP	563,348	12,634	1,154,004	20,726
Trust unit rights incentive plan (non-cash exercised)	—	652	—	1,209
Trust units renamed to become “consolidated” trust units	(83,374,424)	(1,339,494)	—	—

Balance at end of year	—	$—	82,301,443	$1,318,294

112 | PENGROWTH 2006

Notes to Consolidated
Financial Statements
Unclassified Trust Units:

Years ended December 31	2006		2005

	Number		Number
Trust units issued	of trust units	Amount	of trust units	Amount

Balance at beginning of year	37,967	$582	73,325	$1,123
Converted to Class A or Class B trust units	(3,855)	(60)	(35,358)	(541)
Trust units converted to “consolidated” trust units	(34,112)	(522)	—	—

Balance at end of year	—	$—	37,967	$582

Class A Trust Unit and Class B Trust Unit Consolidation
On June 23, 2006 the Pengrowth unitholders voted to consolidate the Class A trust units and Class B trust units into one class of trust units (“consolidated” trust units). As a result:
•	Effective as of 5:00 pm (Mountain Time) on June 27, 2006, the restrictions on the Class B trust units that provided that the Class B trust units may only be held by residents of Canada was eliminated.
•	Effective as of 5:00 p.m. (Mountain Time) on July 27, 2006;
•	the Class A trust units were delisted from the Toronto Stock Exchange (TSX) (effective as of the close of markets);

•	the Class B trust units were renamed as trust units to become the “consolidated” trust units and the trading symbol of the “consolidated” trust units was changed from PGF.B to PGF.UN;

•	all of the issued and outstanding Class A trust units were converted into “consolidated” trust units on the basis of one “consolidated” trust unit for each whole Class A trust unit previously held (with the exception of Class A trust units held by residents of Canada who provided a residency declaration to the Trustee);

•	the “consolidated” trust units were substitutionally listed in place of the Class A trust units on the New York Stock Exchange under the symbol PGH; and

•	the unclassified trust units were converted into consolidated trust units on the basis of one consolidated trust unit for each unclassified trust unit held.
Pursuant to the terms of the Royalty Indenture and the Trust Indenture, there is attached to each royalty unit granted by the Corporation to royalty unitholders other than the Trust, the right to exchange such royalty unit for an equivalent number of trust units. Accordingly, Computershare as Trustee has reserved 14,952 trust units for such future conversion.
Redemption Rights
Trust units are redeemable at the option of the holder. The redemption price is equal to the lesser of 95 percent of the market trading price of the trust units traded on the TSX for the ten trading days after the trust units have been surrendered for redemption and the closing market price of the trust units quoted on the TSX on the date the trust units have been surrendered for redemption. Trust units can be redeemed for cash to a maximum of $25,000 per month. Redemptions in excess of the cash limit must be satisfied by way of a distribution in specie of a pro-rata share of royalty units and other assets, excluding facilities, pipelines or other assets associated with oil and natural gas production, which are held by the Trust at the time the trust units are to be redeemed.
PENGROWTH 2006 | 113

Notes to Consolidated
Financial Statements
Distribution Reinvestment Plan
Canadian resident trust unitholders are eligible to participate in the Distribution Reinvestment Plan (“DRIP”). DRIP entitles the unitholder to reinvest cash distributions in additional units of the Trust. The trust units under the plan are issued from treasury at a five percent discount to the weighted average closing price of all trust units traded on the TSX for the 20 trading days preceding a distribution payment date. Non-resident unitholders are not eligible to participate in DRIP.
Contributed Surplus

	2006	2005

Balance, beginning of year	$3,646	$1,923
Trust unit rights incentive plan (non-cash expensed)	1,298	1,740
Deferred entitlement trust units (non-cash expensed)	1,248	1,192
Trust unit rights incentive plan (non-cash exercised)	(1,028)	(1,209)
Deferred entitlement trust units (non-cash exercised)	(233)	—

Balance, end of year	$4,931	$3,646

14. TRUST UNIT BASED COMPENSATION PLANS
Up to ten percent of the issued and outstanding trust units, to a maximum of 18 million trust units, may be reserved for DEUs, rights and option grants, in aggregate.
In 2005, Pengrowth’s Long Term Incentive Plans were redesigned to incorporate both grants of Trust Unit Rights pursuant to the Trust Unit Rights Incentive Plan, and grants of DEUs pursuant to the Deferred Entitlement Unit Plan.
Deferred Entitlement Unit Plan
The DEUs issued under the plan vest and are converted to trust units on the third anniversary from the date of grant and will receive deemed distributions prior to the vesting date in the form of additional DEUs. However, the number of DEUs actually issued to each participant at the end of the three year vesting period will be subject to an absolute performance test and a relative performance test which compares Pengrowth’s three year average total return to the three year average total return of a peer group of other energy trusts such that upon vesting, the number of trust units issued from treasury may range from zero to one and one-half times the number of DEUs granted plus accrued DEUs through the deemed reinvestment of distributions.
Compensation expense related to DEUs is based on the fair value of the DEUs at the date of grant. The fair value of DEUs is determined using the closing trust unit price on the date of grant. The amount of compensation expense is reduced by the estimated forfeitures at the date of grant, which has been estimated at 25 percent for directors, officers and employees. The number of trust units awarded at the end of the vesting period is subject to certain performance conditions and fluctuations in compensation expense may occur due to changes in estimating the outcome of the performance conditions. A performance multiplier of 125 percent was used for 2006 (2005 — 100 percent) based on Pengrowth’s total return compared to its peer group at year end. Compensation expense is recognized in income over the vesting period with a corresponding increase or decrease to contributed surplus. Upon the issuance of trust units at the end of the vesting period, trust unitholders’ capital is increased and contributed surplus is decreased by the amount of compensation expense related to the DEUs. The trust units are issued from treasury upon vesting.
114 | PENGROWTH 2006

Notes to Consolidated
Financial Statements
Pengrowth recorded compensation expense of $1.3 million in 2006 (2005 — $1.2 million) related to the DEUs. In 2006, the weighted average grant date fair value was $20.65 per DEU (2005 — $18.31 per DEU). As at December 31, 2006, the amount of compensation expense to be recognized over the remaining vesting period was $4.4 million (December 31, 2005 — $3.7 million) or $13.44 per DEU (2005 — $20.03 per DEU). The unrecognized compensation cost will be expensed to net income over the remaining weighted average vesting period of 1.8 years (2005 — 1.2 years).

	2006		2005

	Number	Weighted value	Number	Weighted value
DEUs	of DEUs	average fair	of DEUs	average fair

Outstanding at beginning of year	185,591	$18.32	—	$—
Granted	222,088	$22.28	194,229	$18.31
Forfeited	(33,981)	$20.13	(26,258)	$18.16
Exercised	(14,207)	$20.43	—	$—
Deemed DRIP	40,077	$19.14	17,620	$18.19

Outstanding at end of year	399,568	$20.55	185,591	$18.32

Trust Unit Rights Incentive Plan
Pengrowth has a Trust Unit Rights Incentive Plan, pursuant to which rights to acquire trust units may be granted to the directors, officers, employees, and special consultants of the Corporation and the Manager. Under the Rights Incentive Plan, distributions per trust unit to unitholders in a calendar quarter which represent a return of more than 2.5 percent of the net book value of property, plant and equipment at the beginning of such calendar quarter may result, at the discretion of the holder, in a reduction in the exercise price. Total price reductions calculated for 2006 were $1.79 per trust unit right (2005 — $1.49 per trust unit right). One third of the rights granted under the Rights Incentive Plan vest on the grant date, one third on the first anniversary date of the grant and the remaining on the second anniversary. The rights have an expiry date of five years from the date of grant.
As at December 31, 2006, rights to purchase 1,534,241 trust units were outstanding (2005 — 1,441,737) that expire at various dates to December 2, 2011.

	2006		2005

	Number	Weighted average	Number	Weighted
Trust Unit Rights	of Rights	exercise price	of Rights	exercise price

Outstanding at beginning of year	1,441,737	$14.85	2,011,451	$14.23
Granted (1)	617,409	$22.39	606,575	$18.34
Exercised	(452,468)	$14.75	(953,904)	$12.81
Forfeited	(72,437)	$17.47	(222,385)	$16.19

Outstanding at year-end	1,534,241	$16.06	1,441,737	$14.85

Exercisable at year-end	969,402	$14.22	668,473	$13.73

(1)	Weighted average exercise price of rights granted are based on the exercise price at the date of grant.
PENGROWTH 2006 | 115

Notes to Consolidated
Financial Statements
The following table summarizes information about trust unit rights outstanding and exercisable at December 31, 2006:

		Rights Outstanding		Rights Exercisable

		Weighted average
		remaining	Weighted		Weighted
	Number	contractual life	average	Number	average
Range of Exercise Price	outstanding	(years)	excercise price	exercisable	exercise price

$7.00 to $8.99	130,250	0.9	$7.18	130,250	$7.18
$9.00 to $10.99	2,100	1.4	$10.48	2,100	$10.48
$11.00 to $12.99	345,820	2.1	$12.22	345,820	$12.22
$14.00 to $15.99	378,075	3.0	$15.05	246,317	$15.16
$16.00 to $18.99	241,349	4.4	$17.93	109,059	$17.70
$19.00 to $24.99	436,647	4.2	$21.62	135,856	$21.64

$7.00 to $24.99	1,534,241	3.2	$16.06	969,402	$14.22

Compensation expense associated with the trust unit rights granted during 2006 was based on the estimated fair value of $1.79 per trust unit right (2005 — $2.75). The fair value of trust unit rights granted in 2006 was estimated at eight percent of the exercise price at the date of grant using a binomial lattice option pricing model with the following assumptions: risk-free rate of 4.1 percent, volatility of 19 percent, expected distributions of $3.00 per trust unit and reductions in the exercise price over the life of the trust unit rights. The amount of compensation expense is reduced by the estimated forfeitures at the date of grant which has been estimated at five percent for directors and officers and ten percent for employees.
Compensation expense related to the trust unit rights in 2006 was $1.3 million (2005 — $1.7 million). As at December 31, 2006, the amount of compensation expense to be recognized over the remaining vesting period was $0.6 million (December 31, 2005 — $0.9 million) or $0.64 per trust unit right (2005 — $0.50 per trust unit right). The unrecognized compensation cost will be expensed to net income over the weighted average remaining vesting period of 0.9 year (2005 — 1.0 year). The trust units are issued from treasury upon vesting.
Trust Unit Option Plan
Pengrowth has a trust unit option plan under which directors, officers, employees and special consultants of the Corporation and the Manager are eligible to receive options to purchase trust units. No new grants have been issued under the plan since November 2002. The options expire seven years from the date of grant. One third of the options vest on the grant date, one third on the first anniversary of the date of grant, and the remaining third on the second anniversary.
As at December 31, 2006, options to purchase 98,619 trust units were outstanding (2005 — 259,317) that expire at various dates to June 28, 2009.
116 | PENGROWTH 2006

Notes to Consolidated
Financial Statements

	2006		2005
	Number	Weighted average	Number	Weighted average
Trust Unit Options	of Options	exercise price	of Options	exercise price

Outstanding at beginning of year	259,317	$17.28	845,374	$16.97
Exercised	(155,298)	$18.03	(558,307)	$16.74
Expired	(5,400)	$16.96	(27,750)	$18.63

Outstanding and exercisable at year-end	98,619	$16.12	259,317	$17.28

The following table summarizes information about trust unit options outstanding and exercisable at December 31, 2006:

	Options Outstanding and Exercisable
		Weighted average
Range of	Number outstanding	remaining contractual	Weighted average
exercise prices	and exercisable	life (years)	exercise price

$12.00 to $14.99	24,793	2.0	$13.12
$15.00 to $16.99	22,799	1.8	$15.00
$17.00 to $17.99	29,316	1.3	$17.47
$18.00 to $20.50	21,711	0.9	$18.90

$12.00 to $20.50	98,619	1.5	$16.12

Trust Unit Award Plan
Effective July 13, 2005, Pengrowth established an incentive plan to reward and retain employees whereby trust units and cash were awarded to eligible employees. Pengrowth acquires the trust units to be awarded under the plan on the open market and places them in a trust account established for the benefit of the eligible employees. The cost to acquire the trust units has been recorded as deferred compensation expense and is being charged to net income on a straight-line basis over one year. In addition, the cash portion of the incentive plan is being accrued on a straight-line basis over one year. Any unvested trust units will be sold on the open market. Any change in the market value of the trust units and re-invested distributions over the vesting period accrues to the eligible employees. In 2006, the amount charged to net income related to the July 13, 2005 trust unit award plan including the cash portion of the award, net of any unvested trust units that were sold on the open market was $2.7 million (2005 — $2.9 million).
Effective February 27, 2006, Pengrowth awarded trust units and in some cases trust units and cash to eligible employees under the Trust Unit Award Plan. Eligible employees will receive the trust units and cash on or about July 1, 2007. Pengrowth acquired the trust units to be awarded under the plan on the open market for $5.1 million and placed them in a trust account established for the benefit of the eligible employees. The cost to acquire the trust units has been recorded as deferred compensation expense and is being charged to net income on a straight-line basis over the vesting period. In addition, the cash portion of the incentive plan of approximately $1.1 million is being accrued on a straight line basis over the vesting period. Any unvested trust units will be sold on the open market. In 2006, the amount charged to net income related to the February 27, 2006 trust unit award plan including the cash portion of the award was $3.0 million.
Employee Savings Plans
Pengrowth has savings plans whereby Pengrowth will match contributions by qualifying employees of zero to 11 percent (2005 — zero to ten percent) of their annual basic salary, less any of Pengrowth’s contributions to the Group Registered Retirement Savings Plan (Group RRSP), to purchase trust units in the open market. Participants in the Group RRSP can make contributions from one to 13
PENGROWTH 2006 | 117

Notes to Consolidated
Financial Statements
percent and Pengrowth will match contributions to a maximum of five percent of their annual basic salary. Pengrowth’s share of contributions to the Trust Unit Purchase Plan and Group RRSP were $2.1 million in 2006 (2005 — $1.5 million) and $0.6 million in 2006 (2005 — $0.5 million), respectively.
Trust Unit Margin Purchase Plan
Pengrowth has a plan whereby the employees and certain consultants of Pengrowth and the Manager can purchase trust units and finance up to 75 percent of the purchase price through an investment dealer, subject to certain participation limits and restrictions. Certain officers and directors hold trust units under the Trust Unit Margin Purchase Plan; however, they are prohibited from increasing the number of trust units they can hold under the plan. Participants maintain personal margin accounts with the investment dealer and are responsible for all interest costs and obligations with respect to their margin loans.
Pengrowth has provided a $1 million letter of credit to the investment dealer to guarantee amounts owing with respect to the plan. The amount of the letter of credit may fluctuate depending on the amounts financed pursuant to the plan. At December 31, 2006, 527,482 trust units were deposited under the plan (2005 — 721,334) with a market value of $10.5 million (2005 — $16.3 million) and a corresponding margin loan of $5.8 million (2005 — $2.7 million).
The investment dealer has limited the total margin loan available under the plan to the lesser of $20 million or 75 percent of the market value of the units held under the plan. If the market value of the trust units under the plan declines, Pengrowth may be required to make payments or post additional letters of credit to the investment dealer. Any payments to be made by Pengrowth are to be reduced by proceeds of liquidating the individual’s trust units held under the plan. The maximum amount Pengrowth may be required to pay at December 31, 2006 was $5.8 million (2005 — $2.7 million), however, the individual plan members are primarily responsible for any margin loans and Pengrowth would only be responsible for any unpaid amounts.
15. DEFICIT

	2006	2005

Accumulated earnings	$1,315,686	$1,053,383
Accumulated distributions paid or declared	(2,655,093)	(2,096,030)

	$(1,339,407)	$(1,042,647)

Pengrowth is obligated by virtue of its Royalty and Trust Indentures and NPI agreement to distribute to unitholders a significant portion of its cash flow from operations. Cash flow from operations typically exceeds net income as a result of non-cash expenses such as unrecognized gain (losses) on commodity contracts, depletion, depreciation and accretion. These non-cash expenses result in a deficit being recorded despite Pengrowth distributing less than its cash flow from operations.
118 | PENGROWTH 2006

Notes to Consolidated
Financial Statements
16. FOREIGN EXCHANGE LOSS (GAIN)

	2006	2005

Unrealized foreign exchange loss (gain) on translation of U.S. dollar denominated debt	$480	$(7,800)
Realized foreign exchange (gain) loss	(458)	834

	$22	$(6,966)

The U.S. dollar and U.K. Pound Sterling denominated debt are translated into Canadian dollars at the Bank of Canada exchange rate in effect at the close of business on the balance sheet date. Foreign exchange gains and losses on the U.S. dollar denominated debt are included in income. Foreign exchange gains and losses on translating the U.K. Pound Sterling denominated debt are deferred and included in other assets.
17. OTHER CASH FLOW DISCLOSURES
Change in Non-Cash Operating Working Capital

Cash provided by (used for):	2006	2005

Accounts receivable	$12,819	$(21,072)
Accounts payable and accrued liabilities	(30,974)	29,953
Due to Pengrowth Management Limited	(6,176)	952

	$(24,331)	$9,833

Change in Non-Cash Investing Working Capital

Cash provided by:	2006	2005

Accounts payable for capital accruals	$37,529	$1,117

Cash Payments

	2006	2005

Taxes	$14	$2,123
Interest	$32,183	$21,779

18. RELATED PARTY TRANSACTIONS
The Manager provides certain services pursuant to a management agreement for which Pengrowth was charged $2.9 million (2005 — $6.9 million) for performance fees and $7.0 million (2005 — $9.1 million) for management fees. In addition, Pengrowth was charged $1.0 million (2005 — $0.9 million) for reimbursement of general and administrative expenses incurred by the Manager pursuant to the management agreement. The law firm controlled by the Vice President and Corporate Secretary of the Corporation charged $1.0 million (2005 — $0.7 million) for legal and advisory services provided to Pengrowth. The transactions have been recorded at the exchange amount. Amounts payable to the related parties are unsecured, non-interest bearing and have no set terms of repayment.
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Notes to Consolidated
Financial Statements
A senior officer of the Corporation is a member of the Board of Directors of Monterey, a company that Pengrowth owns approximately 34 percent of the outstanding common shares. In December 2006, two senior officers of the Corporation directly and indirectly purchased a total of 30,000 shares of Monterey for a total consideration of $150,000 in a new share offering marketed by an independent broker.
19. AMOUNTS PER TRUST UNIT
The following reconciles the weighted average number of trust units used in the basic and diluted net income per unit calculations:

	2006	2005

Weighted average number of trust units — basic	175,871	157,127
Dilutive effect of trust unit options, trust unit rights and DEUs	583	787

Weighted average number of trust units — diluted	176,454	157,914

In 2006, 0.8 million (2005 — 0.4 million) trust units from trust unit options, rights and the convertible debentures were excluded from the diluted net income per unit calculation as their effect is anti-dilutive.
20. FINANCIAL INSTRUMENTS
Interest Rate Risk
Pengrowth has mitigated some exposure to interest rate risk by entering into fixed rate term notes (Note 10). Pengrowth is exposed to interest rate risk on the Canadian revolving credit facility as the interest charged on the amount borrowed is based on a floating interest rate.
Foreign Currency Exchange Risk
Pengrowth is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices. Pengrowth has mitigated some of this exchange risk by entering into fixed Canadian dollar crude oil and natural gas price swaps as outlined in the forward and futures contracts section below. Pengrowth is exposed to foreign currency fluctuation on the U.S. dollar denominated notes for both interest and principal payments.
Pengrowth entered into a foreign exchange swap in conjunction with issuing Pounds Sterling 50 million of ten year term notes (Note 10) which fixed the Canadian dollar to Pound Sterling exchange rate on the interest and principal of the Pound Sterling denominated debt at approximately Pounds Sterling 0.4976 per Canadian dollar. The estimated fair value of the foreign exchange swap has been determined based on the amount Pengrowth would receive or pay to terminate the contract at year-end. At December 31, 2006, the amount Pengrowth would receive (pay) to terminate the foreign exchange swap would be approximately $13.9 million (December 31, 2005 — ($2.2) million).
Credit Risk
Pengrowth sells a significant portion of its oil and gas to commodity marketers, refiners and end-users, and the accounts receivable are subject to normal industry credit risks. The use of financial swap agreements involves a degree of credit risk that Pengrowth manages through its credit policies which are designed to limit eligible counterparties to those with “A” credit ratings or better.
120 | PENGROWTH 2006

Notes to Consolidated
Financial Statements
Forward and Futures Contracts
Pengrowth has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. Pengrowth sells forward a portion of its future production through a combination of fixed price sales contracts with customers and commodity swap agreements with financial counterparties. The forward and futures contracts are subject to market risk from fluctuating commodity prices and exchange rates.
As at December 31, 2006, Pengrowth had fixed the price applicable to future production as follows:
Crude Oil:

	Volume	Reference		Price
Remaining Term	(bbl/d)	Point		per bbl

Financial:
Jan 1, 2007 — Dec 31, 2007	13,000	WTI	(1)	$ 76.58 Cdn
Jan 1, 2008 — Oct 31, 2008	1,000	WTI	(1)	$ 74.25 Cdn
Jan 1, 2008 — Dec 31, 2008	1,000	WTI	(1)	$ 78.88 Cdn

Natural Gas:

	Volume	Reference		Price
Remaining Term	(mmbtu/d)	Point		per mmbtu

Financial:
Jan 1, 2007 — Oct 31, 2007	5,000	Transco Z6	(1)	$11.62	Cdn
Jan 1, 2007 — Mar 31, 2007	11,848	AECO		$9.63	Cdn
Apr 1, 2007 — Oct 31, 2007	9,478	AECO		$8.28	Cdn
Jan 1, 2007 — Dec 31, 2007	42,652	AECO		$7.97	Cdn
Jan 1, 2007 — Oct 31, 2007	5,000	Chicago MI	(1)	$9.69	Cdn
Jan 1, 2007 — Dec 31, 2007	10,500	Chicago MI	(1)	$8.89	Cdn
Jan 1, 2007 — Oct 31, 2007	4,739	AECO		$7.39—9.07	Cdn(2)
Jan 1, 2007 — Mar 31, 2007	4,739	AECO		$7.91—10.81	Cdn(2)

(1)	Associated Cdn$ / U.S.$ foreign exchange rate has been fixed.

(2)	Costless collars
The estimated fair value of the financial crude oil and natural gas contracts has been determined based on the amounts Pengrowth would receive or pay to terminate the contracts at year end. At December 31, 2006, the amount Pengrowth would receive to terminate the financial crude oil and natural gas contracts would be $5 million and $32 million, respectively.
PENGROWTH 2006 | 121

Notes to Consolidated
Financial Statements
Natural Gas Fixed Price Sales Contract:
Corporation assumed a natural gas fixed price physical sales contract in conjunction with an acquisition. At December 31, 2006, the amount Corporation would pay to terminate the fixed price sales contract would be $17 million. Details of the physical fixed price sales contract are provided below:

	Volume	Price
Remaining Term	(mmbtu/d)	per mmbtu (1)

2007 to 2009:
Jan 1, 2007 — Oct 31, 2007	3,886	$2.29Cdn
Nov 1, 2007 — Oct 31, 2008	3,886	$2.34Cdn
Nov 1, 2008 — April 30, 2009	3,886	$2.40Cdn

(1)	Reference price based on AECO.
In accordance with GAAP, the fair value of the commodity contracts are allocated to current and non-current assets and liabilities on a contract by contract basis. A summary of the gains (losses) on the fair value of the commodity contracts are provided below:

2006

Current gain on the fair value of commodity contracts	$37,972
Non-current gain on the fair value of commodity contracts	495
Non-current loss on the fair value of commodity contracts	(1,367)

37,100
Fair value of commodity contracts recognized as part of Esprit Trust acquisition	(10,601)

Unrealized gain on fair value of commodity contracts	$26,499

Fair Value of Financial Instruments
The carrying value of financial instruments included in the balance sheet, other than U.S. and U.K. debt, the debentures and remediation trust funds approximate their fair value due to their short maturity. The fair value of the other financial instruments is as follows:

	2006		2005

Years ended December 31	Fair value	Net book value	Fair value	Net book value

Remediation funds	$11,162	$11,144	$9,071	$8,329
U.S. dollar denominated debt	$224,624	$233,080	$220,187	$232,600
Pound Sterling denominated debt	$109,692	$114,120	$101,257	$100,489
Convertible debentures	$75,488	$75,127	$—	$—

122 | PENGROWTH 2006

Notes to Consolidated
Financial Statements
21. COMMITMENTS

	2007	2008	2009	2010	2011	Thereafter	Total

Operating leases	$7,350	$7,387	$6,494	$6,019	$5,790	$35,923	$68,963

(1)	Operating leases include office rent and vehicle leases.
Pengrowth is involved in litigation and claims arising in the normal course of operations, none of which could reasonably be expected to materially affect Pengrowth’s financial position or reported results of operations.
22. SUBSEQUENT EVENTS
On January 22, 2007, Pengrowth acquired four subsidiaries of Burlington Resources Canada Ltd., a subsidiary of ConocoPhillips, which hold Canadian oil and natural gas producing properties and undeveloped lands (the “CP Properties”) for a purchase price of $1.0375 billion, prior to adjustments. The acquisition of the CP Properties was funded in part by the December 1, 2006 equity offering of approximately $461 million with the balance funded by a new credit facility. A deposit of $103.8 million was paid on the acquisition prior to year end.
In conjunction with acquiring the CP Properties, Pengrowth entered into a new $600 million credit facility syndicated among ten financial institutions. The facility is unsecured, covenant based and has a one year term. Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans. The facility carries floating interest rates that are expected to range between 0.65 percent and 1.15 percent over bankers’ acceptance rates, depending on Pengrowth’s consolidated ratio of senior debt to earnings before interest, taxes and non-cash items. Certain net proceeds from any future asset dispositions, equity offerings or debt issuances are required to repay the amount borrowed under this credit facility.
Subsequent to December 31, 2006, Pengrowth has entered into a series of fixed price commodity sales contracts with third parties as follows:
Crude Oil:

	Volume	Reference		Price
Remaining Term	(bbl/d)	Point		per bbl

Financial:
Mar 1, 2007 — Dec 31, 2007	2,000	WTI	(1)	$73.36	Cdn
Jan 1, 2008 — Dec 31, 2008	7,000	WTI	(1)	$75.31	Cdn

PENGROWTH 2006 | 123

Notes to Consolidated
Financial Statements
Natural Gas:

	Volume	Reference		Price
Remaining Term	(mmbtu/d)	Point		per mmbtu

Financial:
Feb 1, 2007 — Dec 31, 2007	7,500	TETCO M3	(1)	$9.00	Cdn
Mar 1, 2007 — Dec 31, 2007	5,000	TETCO M3	(1)	$9.08	Cdn
Feb 1, 2007 — Dec 31, 2007	7,500	NYMEX	(1)	$8.94	Cdn
Jan 1, 2008 — Dec 31, 2008	5,000	Transco Z6	(1)	$10.90	Cdn
Mar 1, 2007 — Dec 31, 2007	4,740	AECO		$8.48	Cdn
Apr 1, 2007 — Dec 31, 2007	2,370	AECO		$7.02	Cdn
Nov 1, 2007 — Dec 31, 2007	2,370	AECO		$8.44	Cdn
Jan 1, 2008 — Mar 31, 2008	2,370	AECO		$8.44	Cdn
Jan 1, 2008 — Dec 31, 2008	42,653	AECO		$8.33	Cdn
Mar 1, 2007 — Dec 31, 2007	2,500	Chicago MI	(1)	$8.21	Cdn
Jan 1, 2008 — Dec 31, 2008	5,000	Chicago MI	(1)	$9.20	Cdn

(1)	Associated Cdn$ / U.S.$ foreign exchange rate has been fixed.
23.	RECONCILIATION OF FINANCIAL STATEMENTS TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
The significant differences between Canadian generally accepted accounting principles (Canadian GAAP) which, in most respects, conforms to United States generally accepted accounting principles (U.S. GAAP), as they apply to Pengrowth, are as follows:
(a)	As required annually under U.S. GAAP, the carrying value of petroleum and natural gas properties and related facilities, net of future or deferred income taxes, is limited to the present value of after tax future net revenue from proven reserves, discounted at ten percent (based on prices and costs at the balance sheet date), plus the lower of cost and fair value of unproven properties. At December 31, 2006, the application of the full cost ceiling test under U.S. GAAP resulted in a write-down of capitalized costs of $114.2 million. The ceiling test did not include the CP Properties discussed in Note 22. The application of the full cost ceiling test under U.S. GAAP did not result in a write-down of capitalized costs at December 31, 2005.
Where the amount of a ceiling test write-down under Canadian GAAP differs from the amount of the write-down under U.S. GAAP, the charge for depletion will differ in subsequent years. Pengrowth had write-downs of capitalized costs in 1998 and 1997 of $328.6 million and $49.8 million respectively. In addition, under U.S. GAAP depletion is calculated based on constant dollar reserves as opposed to escalated dollar reserves required under Canadian GAAP. As such, the depletion rate under U.S. GAAP differs from Canadian GAAP. The effect of ceiling test impairments and a different depletion rate under U.S. GAAP has reduced the 2006 depletion charge by $24.0 million (2005 — $24.7 million).
(b)	Under U.S. GAAP, interest and other income would not be included as a component of Net Revenue.

(c)	Statement of Financial Accounting Standards (SFAS) 130, “Reporting Comprehensive Income” requires the reporting of comprehensive income in addition to net income. Comprehensive income includes net income plus other comprehensive income; specifically, all changes in equity of a company during a period arising from non-owner sources.
124 | PENGROWTH 2006

Notes to Consolidated
Financial Statements
(d)	SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” establishes accounting and reporting standards for derivative instruments and for hedging activities. This statement requires an entity to establish, at the inception of a hedge, the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. Those methods must be consistent with the entity’s approach to managing risk.
Effective May 1, 2006, Pengrowth discontinued designating new commodity contracts as hedges. As at December 31, 2006, there were no financial crude oil and natural gas contracts outstanding for which hedge accounting was applied. The estimated fair value of the financial crude oil and natural gas contracts outstanding at year end have been recorded on the balance sheet with the change in fair value of these contracts from May 1, 2006 to December 31, 2006 recorded in net income. The accounting treatment for financial commodity contracts entered into after May 1, 2006 and where hedge accounting was no longer applied by Pengrowth is consistent with the accounting standards for these contracts under U.S. GAAP.
At December 31, 2005, $18.4 million was recorded as a current liability in respect of the fair value of financial crude oil and natural gas hedges outstanding at year end with a corresponding change in accumulated other comprehensive income. These amounts were recognized against crude oil and natural gas sales over the terms of the related hedges.
At December 31, 2005, $0.3 million was recorded as a current liability with respect to the ineffective portion of crude oil and natural gas hedges outstanding at year end, with a corresponding change in net income.
At December 31, 2005, Pengrowth’s foreign currency swap was not designated as a hedge resulting in the estimated fair value of $2.2 million being recorded as a liability with a corresponding charge to net income. Subsequent to December 31, 2005, Pengrowth designated the foreign currency swap as a cash flow hedge on its U.K. pound denominated debt. Changes in the fair value of the foreign currency swap subsequent to designation as a hedge are charged to other comprehensive income and reclassified to earnings to the extent the amount offsets unrealized gains and losses on the translation of the U.K. denominated debt. Under Canadian GAAP, for the year ended December 31, 2006, a $13.6 million exchange loss on the translation of the U.K. pound denominated debt was deferred and included in other assets on the balance sheet. This deferred exchange loss has been expensed under U.S. GAAP and has been offset by the reclassification of $13.6 million of the unrealized gain on the foreign currency swap from other comprehensive income.
(e)	Under U.S. GAAP the Trust’s equity is classified as redeemable equity as the Trust units are redeemable at the option of the holder. The redemption price is equal to the lesser of 95 percent of the market trading price of the “consolidated” trust units traded on the TSX for the ten trading days after the trust units have been surrendered for redemption and the closing market price of the “consolidated” trust units quoted on the TSX on the date the trust units have been surrendered for redemption. The total amount of trust units that can be redeemed for cash is limited to a maximum of $25,000 per month. Redemptions in excess of the cash limit must be satisfied by way of a distribution in Specie of a pro-rata share of royalty units and other assets, excluding facilities, pipelines or other assets associated with oil and natural gas production, which are held by the Trust at the time the trust units are to be redeemed.

(f)	Under U.S. GAAP, an entity that is subject to income tax in multiple jurisdictions is required to disclose income tax expense in each jurisdiction. Pengrowth is subject to tax at the federal and provincial level. The portion of income tax expense (reduction) taxed at the federal level for the year ended December 31, 2006 is ($9.4 million) (2005 — $12.9 million). The portion of income tax expense (reduction) taxed at the provincial level is ($4.9 million) (2005 — $1.6 million).
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Notes to Consolidated
Financial Statements
(g)	SFAS 123 (revised 2004) (“SFAS 123(R)”), “Share-Based Payment” deals with accounting for transactions in which an entity exchanges its equity instruments for goods or services. SFAS 123(R) also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award —the requisite service period. Since January 1, 2003, Pengrowth has recognized the costs of equity instruments issued in exchange for employee services based on the grant-date fair value of the award, in accordance with Canadian GAAP. Prior to adoption of SFAS 123(R) on January 1, 2006, forfeitures of share-based payments were accounted for as they occurred, as permitted under Canadian GAAP. As of January 1, 2006, forfeitures were estimated at the date of grant for both Canadian GAAP and U.S. GAAP. The effect of the change of estimating forfeitures was not material.
Pengrowth adopted SFAS 123(R) for U.S. reporting purposes on January 1, 2006 using the modified prospective approach. Under the modified prospective approach, the valuation provisions of SFAS 123(R) apply to new awards and to awards that are outstanding on the effective date and subsequently modified or cancelled. Under the modified prospective application, prior periods are not restated for comparative purposes. Upon adoption of SFAS 123(R), Pengrowth began using a binomial lattice model for estimating the fair value of trust unit rights for both Canadian and U.S. GAAP purposes. The impact of the change to a binomial lattice model for estimating fair value of trust unit rights was not material.
Additional disclosures required under U.S. GAAP are provided below. Tabular amounts are stated in thousands of Canadian dollars or in thousands of trust units (expect per unit amounts).
The intrinsic value of the DEUs, trust unit rights and trust unit options exercised was as follows:

	2006			2005

	Number Exercised		Intrinsic Value	Number Exercised	Intrinsic Value

DEUs	14,523	(1)	$334	—	$—
Trust Unit Options	155,298		827	558,307	1,611
Trust Unit Rights	452,468		3,924	953,904	6,023

Total	622,289		$5,085	1,512,211	$7,634

(1)	DEUs exercised relates to trust units issued under the plan for 2006 retirees as DEUs vest immediately upon retirement.
The following table summarizes information about trust unit options, trust unit rights and DEUs vested and expected to vest at December 31, 2006:

	Trust Unit Options	Trust Unit Rights	DEUs

Number vested and expected to vest	98,619	1,521,207	374,595
Weighted average exercise price per unit (1)	$16.12	$16.04	$—
Aggregate intrinsic value	$377	$5,936	$7,469
Weighted average remaining life (years)	1.5	3.2	1.8

(1)	No proceeds on exercise price of DEUs, see Note 14 for details
126 | 2006 PENGROWTH

Notes to Consolidated
Financial Statements
The following table summarizes information about trust unit options and trust unit rights outstanding at December 31, 2006:

	Trust Unit Options	Trust Unit Rights

Number exercisable (1)	98,619	969,402
Weighted average exercise price per unit	$16.12	$14.22
Aggregate intrinsic value	$377	$5,542
Weighted average remaining life (years)	1.5	3.2

(1)	No DEUs were exercisable at December 31, 2006.
(h)	Under US GAAP, the unrealized gain on crude oil and natural gas derivative contracts of $26.5 million for the year ended December 31, 2006 would be combined with realized gains or losses on crude oil and natural gas derivative contracts and recorded in oil and gas sales.

(i)	Under Canadian GAAP, the Trust’s convertible debentures are classified as debt with a portion, representing the estimated fair value of the conversion feature at the date of issue, being allocated to equity. In addition, under Canadian GAAP a non-cash interest expense or income representing the effective yield of the debt component is recorded in the consolidated statements of income with a corresponding credit or debit to the convertible debenture liability balance to accrete or amortize the balance to the principal due on maturity.

Under U.S. GAAP, the convertible debentures, in their entirety, are classified as debt. The non-cash interest expense recorded under Canadian GAAP would not be recorded under U.S. GAAP.

(j)	Under SFAS 141, “Business Combinations”, supplemental pro forma disclosure is required for significant business combinations occurring during the year. On October 2, 2006, Pengrowth and Esprit Trust completed a business combination. The consolidated financial statements include the results of operations and cash flows of Esprit Trust and Esprit subsequent to October 2, 2006.
The following unaudited pro forma information provides an indication of what Pengrowth’s results of operations might have been under U.S. GAAP, had the business combination taken place on January 1 of each of the following years:

(unaudited)	2006 Pro Forma	2005 Pro forma

Oil and gas sales	$1,458,370	$1,441,793
Net income	$182,661	$355,573
Net income per trust unit:
Basic	$0.90	$1.85
Diluted	$0.89	$1.85

(k)	Under U.S. GAAP, the amount shown as bank indebtedness of $14.6 million for the year ended December 31, 2005 on the consolidated statement of cash flows would be shown as cash generated from financing activities.

(l)	New Accounting Pronouncements
In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 provides guidance for recognizing and measuring uncertain tax positions, as defined in SFAS 109, Accounting for Taxes. FIN 48 prescribes a threshold condition that a
PENGROWTH 2006 | 127

Notes to Consolidated
Financial Statements
tax position must meet for any of the benefit of the uncertain tax position to be recognized in the financial statements. Guidance is also provided regarding de-recognition, classification and disclosure of these uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. Pengrowth has not yet determined the impact on the financial position, results of operations or cash flows from FIN 48.
In February 2006, the FASB issued SFAS No. 155, ‘Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140’ (“SFAS 155”). SFAS 155 simplifies the accounting for certain hybrid financial instruments under SFAS 133 by permitting fair value remeasurement for financial instruments containing an embedded derivative that otherwise would require separation of the derivative from the financial instrument. SFAS 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006. Pengrowth does not expect that SFAS 155 will have a material impact on the financial position, results of operations or cash flows.
In September 2006, the FASB issued SFAS No. 157, ‘Fair Value Measurements’ (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP and to expand disclosures about fair value measurements. The statement is effective for fair value measures already required or permitted by other standards for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Pengrowth has not yet determined the impact on the financial position, results of operations or cash flows from SFAS 157.
128 | PENGROWTH 2006

Notes to Consolidated
Financial Statements
Consolidated Statements of Income
The application of U.S. GAAP would have the following effect on net income as reported:
(Stated in thousands of Canadian dollars, except per trust unit amounts)

Years ended December 31	2006	2005

Net income, as reported	$262,303	$326,326
Adjustments:
Depletion and depreciation (a)	23,997	24,723
Ceiling test write down under US GAAP (a)	(114,212)	—
Unrealized gain (loss) on ineffective portion of oil and natural gas hedges (d)	255	(255)
Unrealized loss on foreign exchange contract (d)	—	(2,204)
Reclassification of hedging losses on foreign exchange swap from other comprehensive income (d)	13,631	—
Deferred foreign exchange loss (d)	(13,631)	—
Non-cash interest on convertible debentures (i)	(29)	—

Net income — U.S. GAAP	$172,314	$348,590
Other comprehensive income (c):
Unrealized gain on foreign exchange swap (d)	16,077	—
Unrealized hedging gain (loss) (d)	18,153	(25,470)
Reclassification to net income (d)	(13,631)	—

Comprehensive income — U.S. GAAP	$192,913	$323,120

Net income — U.S. GAAP
Basic	$0.98	$2.22
Diluted	$0.98	$2.21

PENGROWTH 2006 | 129

Notes to Consolidated
Financial Statements
Consolidated Balance Sheets
The application of U.S. GAAP would have the following effect on the balance sheets as reported:
(Stated in thousands of Canadian dollars)

		Increase
As at December 31, 2006	As Reported	(Decrease)	U.S. GAAP

Assets:
Current portion of unrealized foreign exchange gain (d)	$—	$1,559	$1,559
Other assets (d)	29,097	(1,317)	27,780
Capital assets (a)	3,741,602	(282,434)	3,459,168

		$(282,192)

Liabilities
Convertible debentures (i)	$75,127	$189	$75,316
Unitholders’ equity (e):
Accumulated other comprehensive income (c)(d)	$—	$2,446	$2,446
Trust Unitholders’ Equity (a)	3,049,677	(284,827)	2,764,850

		$(282,192)

		Increase
As at December 31, 2005	As Reported	(Decrease)	U.S. GAAP

Assets:
Capital assets (a)	$2,067,988	$(192,219)	$1,875,769

		$(192,219)

Liabilities
Accounts payable (d)	$111,493	$255	$111,748
Current portion of unrealized hedging loss (d)	—	18,153	18,153
Current portion of unrealized foreign currency contract (d)	—	2,204	2,204
Unitholders’ equity (e):
Accumulated other comprehensive income (c)(d)	$—	$(18,153)	$(18,153)
Trust Unitholders’ Equity (a)	1,475,996	(194,678)	1,281,318

		$(192,219)

130 | PENGROWTH 2006

Notes to Consolidated
Financial Statements
ADDITIONAL DISCLOSURES REQUIRED UNDER U.S. GAAP
The components of accounts receivable are as follows:

As at December 31,	2006	2005

Trade	$125,522	$103,619
Prepaids	23,972	20,230
Other	2,225	3,545

	$151,719	$127,394

The components of accounts payable and accrued liabilities are as follows:

As at December 31,	2006	2005

Accounts payable	$73,631	$50,756
Accrued liabilities	127,425	60,737

	$201,056	$111,493

PENGROWTH 2006 | 131

     Historical Distributions and Unit Price

Distribution Date	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992

January 15	0.25	0.23	0.21	0.20	0.13	0.34	0.25	0.11	0.14	0.15	0.08	0.07	0.06	0.19	—
February 15	0.25	0.23	0.21	0.20	0.13	0.40	0.26	0.13	0.22	0.31	0.13	0.18	0.10	0.14	0.12
March 15	0.25	0.23	0.21	0.25	0.13	0.43	0.30	0.13	0.11	0.15	0.08	0.07	0.06	0.05	—
April 15	0.25	0.23	0.21	0.25	0.13	0.38	0.29	0.15	0.11	0.22	0.09	0.07	0.06	0.05	—
May 15	0.25	0.23	0.21	0.25	0.15	0.33	0.32	0.22	0.24	0.24	0.23	0.22	0.16	0.18	0.26
June 15	0.25	0.23	0.21	0.25	0.21	0.29	0.24	0.16	0.11	0.21	0.20	0.16	0.13	0.05	0.04
July 15	0.25	0.23	0.21	0.21	0.17	0.26	0.26	0.19	0.11	0.15	0.20	0.08	0.06	0.05	0.04
August 15	0.25	0.23	0.22	0.21	0.16	0.28	0.30	0.22	0.11	0.15	0.16	0.08	0.07	0.05	0.04
September 15	0.25	0.23	0.22	0.21	0.15	0.21	0.28	0.21	0.11	0.17	0.10	0.08	0.07	0.24	0.04
October 15	0.25	0.23	0.22	0.21	0.17	0.21	0.30	0.22	0.11	0.11	0.16	0.14	0.13	0.06	0.04
November 15	0.25	0.23	0.23	0.21	0.20	0.21	0.38	0.25	0.11	0.11	0.10	0.08	0.07	0.06	0.05
December 15	0.25	0.25	0.23	0.21	0.20	0.15	0.37	0.23	0.17	0.14	0.14	0.12	0.15	0.06	0.05

Total	3.00	2.78	2.59	2.66	1.93	3.49	3.55	2.22	1.65	2.11	1.67	1.35	1.12	1.18	0.68

Cumulative Total	34.03	31.03	28.25	25.66	23.00	21.07	17.58	14.03	11.81	10.16	8.05	6.38	5.03	3.91	2.73

PENGROWTH’S RANKINGS

Publication	Category	Ranking
Report on Business — The Top 1,000	50 Top Income Trusts — by revenue	16th
Canadian Business — The Investor 500	The Top Performing Companies in Canada — total return	182nd
Financial Post — FP 500	Canada’s 500 Largest Corporations
	- Overall rankings by revenue	290th
	- Energy Trust rankings by revenue	9th
	- Return on assets	33rd
	- One year profit margins	15th
The Globe and Mail	Top 1,000 Canadian Corporations — after-tax profit	60th
132 | PENGROWTH 2006

Five Year Review
CONSOLIDATED BALANCE SHEETS
Stated in thousands of dollars

As at December 31,	2006	2005	2004	2003	2002

ASSETS
Current assets
Cash and term deposits	—	—	—	64,154	8,292
Other current assets	189,691	127,394	104,667	66,269	44,633

	189,691	127,394	104,667	130,423	52,925
Goodwill	598,302	182,835	170,619	—	—
Property, plant and equipment	3,741,602	2,067,988	1,989,288	1,530,359	1,493,047
Other long term assets	140,377	13,215	11,960	12,936	6,679

	4,669,972	2,391,432	2,276,534	1,673,718	1,552,651

LIABILITIES AND UNITHOLDERS’ EQUITY
Current liabilities
Bank indebtedness	9,374	14,567	4,214	—	—
Other current liabilities	330,254	225,032	178,999	117,457	89,493

	339,628	239,599	183,213	117,457	89,493
Convertible debentures	75,127	—	—	—	—
Long term debt	604,200	368,089	345,400	259,300	316,501
Asset retirement obligations	255,331	184,699	171,866	102,528	73,493
Future income taxes	327,817	110,112	75,628	—	—
Other long term liabilities	18,192	12,937	38,216	35,000	—
Trust unitholders’ equity
Trust unitholders’ capital	4,383,993	2,514,997	2,383,284	1,872,924	1,662,726
Equity portion of convertible debentures	160	—	—	—	—
Contributed surplus	4,931	3,646	1,923	189	—
Deficit	(1,339,407)	(1,042,647)	(922,996)	(713,680)	(589,562)

	3,049,677	1,475,996	1,462,211	1,159,433	1,073,164

	4,669,972	2,391,432	2,276,534	1,673,718	1,552,651

PENGROWTH 2006 ½ 133

Five Year Review
CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT
Stated in thousands of dollars

Years ended December 31	2006	2005	2004	2003	2002
REVENUES
Oil and gas sales	1,214,093	1,151,510	815,751	702,732	490,472
Processing and other income	15,639	15,091	12,390	9,726	6,936
Royalties, net of incentives	(241,494)	(213,863)	(160,351)	(126,617)	(88,777)

	988,238	952,738	667,790	585,841	408,631
Interest and other income	3,129	2,596	1,770	840	274

Net Revenue	991,367	955,334	669,560	586,681	408,905
EXPENSES
Operating	270,519	218,115	159,742	149,032	129,802
Transportation	7,621	7,891	8,274	8,225	—
Amortization of injectants for miscible floods	34,644	24,393	19,669	32,541	44,330
Interest	32,109	21,642	29,924	18,153	15,213
General and administrative	36,613	30,272	24,448	15,997	10,992
Management fee	9,941	15,961	12,874	10,181	6,567
Foreign exchange loss (gain)	22	(6,966)	(17,300)	(29,911)	182
Depletion and depreciation	351,575	284,989	247,332	185,270	140,775
Accretion	16,591	14,162	10,642	6,039	3,566
Unrealized gain on fair value of commodity contracts	(26,499)	—	—	—	—
Other expenses (1)	10,183	4,029	3,274	1,306	1,128

	743,319	614,488	498,879	396,833	352,555

Income before taxes	248,048	340,846	170,681	189,848	56,350
Income tax expense
Capital (1)	14	2,244	1,320	551	(605)
Future	(14,269)	12,276	15,616	—	—

	(14,255)	14,520	16,936	551	(605)

NET INCOME	262,303	326,326	153,745	189,297	56,955
Deficit, beginning of year	(1,042,647)	(922,996)	(713,680)	(589,562)	(452,059)
Distributions paid or declared	(559,063)	(445,977)	(363,061)	(313,415)	(194,458)

Deficit, end of year	(1,339,407)	(1,042,647)	(922,996)	(713,680)	(589,562)

Net income per trust unit
Basic	1.49	2.08	1.15	1.63	0.63
Diluted	1.49	2.07	1.15	1.63	0.63

(1)	Restated to conform to presentation adopted in the current year
134 ½ PENGROWTH 2006

Five Year Review
CONSOLIDATED STATEMENTS OF CASHFLOW
Stated in thousands of dollars

Years ended December 31	2006	2005	2004	2003	2002

CASH PROVIDED BY (USED FOR):
Operating
Net Income	262,303	326,326	153,745	189,297	56,955
Depletion and depreciation	351,575	284,989	247,332	185,270	140,775
Accretion	16,591	14,162	10,642	6,039	3,566
Future income taxes (reduction)	(14,269)	12,276	15,616	—	—
Amortization of injectants	34,644	24,393	19,669	32,541	44,330
Purchase of injectants	(34,630)	(34,658)	(20,415)	(23,037)	(15,107)
Other non-cash items	(37,515)	(19,251)	(23,595)	(33,696)	(1,783)
Changes in non-cash operating working capital	(24,331)	9,833	1,173	(9,863)	120

	554,368	618,070	404,167	346,551	228,856

Financing
Distributions paid	(516,966)	(436,450)	(344,744)	(306,591)	(171,350)
Bank indebtedness	9,374	—	—	—	—
Changes in long term debt and note payable	(74,870)	(4,970)	95,000	15,132	(28,955)
Redemption of convertible debentures	(21,184)	—	—	—	—
Proceeds from issue of trust units	971,791	42,544	509,830	210,198	382,127

	368,145	(398,876)	260,086	(81,261)	181,822

Investing
Expenditures on business/ property acquisitions	(553,331)	(92,568)	(572,980)	(122,964)	(391,761)
Expenditures on property, plant and equipment	(300,809)	(175,693)	(161,141)	(85,718)	(55,631)
Deposit on acquisition	(103,750)	—	—	—	—
Other items	12,415	37,597	(669)	1,793	41,214
Changes in non-cash operating working capital	37,529	1,117	2,169	(2,539)	(5)

	(907,946)	(229,547)	(732,621)	(209,428)	(406,183)
Change in cash and term deposits	14,567	(10,353)	(68,368)	55,862	4,495
Cash and term deposits (bank indebtedness) at beginning of year	(14,567)	(4,214)	64,154	8,292	3,797

Cash and term deposits (bank indebtedness) at year end	—	(14,567)	(4,214)	64,154	8,292

PENGROWTH 2006 | 135

Five Year Review
OPERATING MEASURES

Years ended December 31	2006	2005	2004	2003	2002

PRODUCTION
Crude Oil (bbl per day)	21,821	20,799	20,817	23,337	19,914
Heavy Oil (bbl per day)	4,964	5,623	3,558	—	—
Natural Gas (mcf per day)	175,578	161,056	144,277	119,842	111,713
Natural gas liquids (bbl per day)	6,774	6,093	5,281	5,722	5,252
Total (boe per day)	62,821	59,357	53,702	49,033	43,785
Annual (mmboe)	22.9	21.7	19.7	17.9	16.0
% natural gas	47	45	45	41	43

Production per weighted average trust unit outstanding (boe)	0.13	0.14	0.15	0.15	0.18

BENCHMARK PRICES
WTI (U.S. per bbl)	66.25	56.70	41.47	30.99	26.08
NYMEX (U.S. per mmbtu)	7.24	8.62	6.16	5.39	3.22
AECO (Cdn $ per mcf)	7.07	8.48	6.79	6.70	4.07
Currency (U.S. $ per Cdn $)	0.88	0.83	0.77	0.71	0.64

AVERAGE REALIZED PRICES
Crude Oil ($ per bbl)	66.85	58.59	43.21	40.85	38.06
Heavy Oil ($ per bbl)	42.26	33.32	32.45	n/a	n/a
Natural Gas ($ per mcf)	7.22	8.76	6.80	6.35	3.85
Natural gas liquids ($ per bbl)	57.11	54.22	42.21	35.54	28.11
Average price per boe	52.88	53.02	41.33	39.12	30.50

AVERAGE NETBACK
Crude Oil netback ($ per bbl)	38.55	35.01	24.38	23.40	n/a
Heavy Oil netback ($ per bbl)	23.00	13.50	17.73	n/a	n/a
Natural Gas netback ($ per mcf)	4.16	5.95	4.47	3.89	n/a
Natural gas liquids netback ($ per bbl)	25.82	27.52	18.74	13.09	n/a
Operating netback ($ per boe)	29.59	32.54	24.51	22.17	14.70

Value of cash and trust units issued for acquisitions ($ millions)	1,449.3	180.5	569.7	126.5	389.3
Capital expenditures ($ millions)	300.8	175.7	161.1	85.7	55.6

Reserves (proved plus probable)
Reserves acquired in the year (mmboe)	81.5	16.7	47.9	n/a	37.7
Reserves at year end (mmboe)	297.8	219.4	218.6	184.4	214.8

Value of cash and trust units issued for acquitions ($ per boe) (1)	17.79	10.81	11.89	n/a	10.33

Reserves per year end trust units outstanding (boe)	1.22	1.37	1.43	1.49	1.94

(1)	Prior years restated to conform to presentation adopted in current year.
136 | PENGROWTH 2006

Five Year Review
FINANCIAL MEASURES
Stated in thousands of dollars, except per trust unit amounts

Years ended December 31	2006	2005	2004	2003	2002

Expenses ($ per boe)
Royalties	10.53	9.87	8.16	7.07	5.56
Operating	11.80	10.07	8.13	8.33	8.12
Transportation	0.33	0.36	0.42	0.46	0.00
Amortization of injectants for miscible floods	1.51	1.13	1.00	1.82	2.77
Interest	1.40	1.00	1.52	1.01	0.95
General and administrative	1.60	1.40	1.24	0.89	0.69
Management fee	0.43	0.74	0.66	0.57	0.41
Depletion and depreciation	15.33	13.15	12.58	10.35	8.81
Accretion	0.72	0.65	0.54	0.34	0.22
Net Income	262,303	326,326	153,745	189,297	56,955
Net income per trust unit	1.49	2.08	1.15	1.63	0.63
Distributable Cash
Cash flows from operating activities	554,368	618,070	404,167	346,551	228,856
Cash flows from operating activities per trust unit	3.15	3.93	3.03	2.99	2.55
Distributable cash (1)	575,884	608,217	402,077	355,701	228,527
Distributable cash per trust unit (1)	3.27	3.87	3.01	3.07	2.54
Actual distributions paid or declared	559,063	445,977	363,061	313,415	194,458
Actual distributions paid or declared per trust unit	3.00	2.82	2.63	2.68	2.07
Payout Ratio (%) (1)	97	73	90	88	85
Number of trust units outstanding
Weighted average	175,871	157,127	133,395	115,912	89,923
Total at year end	244,017	159,864	152,973	123,874	110,562

Total assets	4,669,972	2,391,432	2,276,534	1,673,718	1,552,651
Total assets per trust unit	19.14	14.96	14.88	13.51	14.04
Long term debt	604,200	368,089	345,400	259,300	316,501
Long term debt per trust unit	2.48	2.30	2.26	2.09	2.86
Unitholders’ equity	3,049,677	1,475,996	1,462,211	1,159,433	1,073,164
Unitholders’ equity per trust unit	12.50	9.23	9.56	9.36	9.71
Net asset value at 10%	3,762,728	2,834,663	1,708,012	1,124,433	1,239,322
Net asset value per trust unit	15.42	17.73	11.17	9.08	11.21
Capitalization highlights
Net debt (net of working capital)	754,137	480,294	443,946	281,334	353,069
Unitholders’ equity	3,049,677	1,475,996	1,462,211	1,159,433	1,073,164
Total book capitalization	3,803,814	1,956,290	1,906,157	1,440,767	1,426,233
Equity market capitalization	4,865,691	3,989,939	3,323,770	2,632,315	1,628,583
Enterprise value	5,469,891	4,358,028	3,669,170	2,891,615	1,945,084

Return on average equity (%)	11.6	22.2	11.7	17.0	6.0
Return on average capital employed (%)	8.9	18.6	10.4	13.4	4.4
Cash flow return on average equity	24.7	30.3	27.7	28.1	20.5
Cash flow return on capital employed (%)	14.9	33.5	22.1	23.8	16.5
Average cost of debt capital (%)	5.7	4.6	5.1	5.1	4.6

(1)	Prior years restated to conform to presentation adopted in current year.
PENGROWTH 2006 | 137

A NOTE TO U.S. UNITHOLDERS
This note is of a general nature only and is not intended to be legal or tax advice to any particular unitholder. Consequently, existing or prospective unitholders should consult their own advisors with respect to their particular circumstances.
BACKGROUND
Pengrowth Energy Trust has elected under applicable U.S. Treasury Regulations to be treated as a partnership for U.S. tax purposes. A U.S. resident unitholder is a partner for U.S. tax purposes and is required to take into account his/her share of partnership income, gain, loss and deduction in computing his/her federal income tax liability.
Pengrowth has made available to U.S. unitholders a substitute schedule K-1 containing the applicable income, gains and deductions for the 2006 tax year. Pengrowth will continue to provide K-1 schedules within 75 days of each calendar year.
A detailed U.S. Tax Reporting Package is available by calling Pengrowth’s K-1 hotline at (877) 527-6387 or on our website at www.k1support.com.
138 | PENGROWTH 2006

DISTRIBUTION REINVESTMENT AND TRUST UNIT PLAN
Pengrowth’s Distribution Reinvestment and Trust Unit Purchase Plan, was developed as a convenient way for unitholders (1) to maximize their investment in Pengrowth – at a discount to current market prices and free of brokerage commissions and other fees.
Under the Plan, participating unitholders automatically reinvest their monthly cash distributions in new trust units and can purchase, at their option, up to $1,000 worth of additional new trust units per month.
The price of units purchased under the Plan is five percent off the weighted average stock market trading price of Pengrowth’s trust units for the 20 days leading up to the most recent cash distribution. Enrolment, reinvestment and optional purchases are completely free of charge for self-registered unitholders. Those enrolling in the Plan through a broker, trust company, bank or other nominee may be subject to fees charged by the nominee. Plan participants receive a statement of account mailed monthly.
For further information on the Plan and to receive an enrolment form, please visit the Trust’s website at www.pengrowth.com or contact Pengrowth’s Investor Relations department at (888) 744-1111 to request the forms by mail or fax; or contact Pengrowth’s Trustee, Computershare Trust Company of Canada, at (800) 564-6253.

(1) Please contact Computershare Trust Company of Canada to determine your eligibility.
PENGROWTH 2006 | 139

Corporate Information

DIRECTORS
PENGROWTH CORPORATION
Thomas A. Cumming, Business Consultant
Wayne K. Foo, President and CEO,
Petro Andina Resources Inc.
Kirby L. Hedrick, Business Consultant
James S. Kinnear; Chairman
President, Pengrowth Management Limited
Michael S. Parrett, Business Consultant
A. Terence Poole, Business Consultant
D. Michael G. Stewart, Principal,
Ballinacurra Group
Stanley H. Wong
President, Carbine Resources Ltd.
John B. Zaozirny; Lead Director
Counsel, McCarthy Tetrault
DIRECTORS EMERITUS
Thomas S. Dobson
Francis G. Vetsch
President, Vetsch Resource Management Ltd

OFFICERS OF PENGROWTH CORPORATION
James S. Kinnear
Chairman, President
and Chief Executive Officer
Christopher G. Webster
Chief Financial Officer
Gordon M. Anderson
Vice President
Douglas C. Bowles
Vice President and Controller
James Causgrove
Vice President, Production and Operations
Peter Cheung
Treasurer
William Christensen, Vice President,
Strategic Planning and Reservoir Exploitation
Charles V. Selby, Vice President
and Corporate Secretary
Larry B. Strong
Vice President, Geosciences
TRUSTEE
Computershare Trust Company of Canada
BANKERS
Bank Syndicate Agent:
Royal Bank of Canada
AUDITORS
KPMG LLP
ENGINEERING CONSULTANTS
GLJ Petroleum Consultants Ltd.
ABBREVIATIONS

bbl	barrel

bcf	billions of cubic feet

boe*	barrels of oil equivalent

gj	gigajoule

mbbls	thousand barrels

mmbbls	million barrels

mboe*	thousand barrels of
oil equivalent

mmboe*	million barrels of
oil equivalent

mmbtu	million British
thermal units

mcf	thousand cubic feet
*6 mcf of gas = 1 barrel of oil
STOCK EXCHANGE LISTINGS
The Toronto Stock Exchange:
Symbol: PGF.UN
The New York Stock Exchange:
Symbol: PGH
PENGROWTH ENERGY TRUST
Head Office
Suite 2900, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
Telephone: (403) 233-0224
Toll-Free: (800) 223-4122
Facsimile: (403) 265-6251
Email: investorrelations@pengrowth.com
Website: www.pengrowth.com
Toronto Office
Scotia Plaza, 40 King Street West
Suite 3006 – Box 106
Toronto, Ontario M5H 3Y2 Canada
Telephone: (416) 362-1748
Toll-Free: (888) 744-1111
Facsimile: (416) 362-8191
Halifax Office
Purdy’s Tower 1 – Suite 1700
1959 Upper Water Street
Halifax, Nova Scotia B3J 2N2 Canada
Telephone: (902) 425-8778
Facsimile: (902) 425-7887
London Office
33 St. James Square
London, England SW1 Y4JS
Telephone: 011 (44) 207-661-9591
Facsimile: 011 (44) 207-661-9592
Investor Relations
For investor relations enquiries,
please contact:
Investor Relations,
Telephone: (403) 233-0224
Toll-Free: (888) 744-1111
Facsimile: (403) 294-0051
Email: investorrelations@pengrowth.com
Photography
Head Office Photography: Marnie Burkhart, Jazhart Studios, Calgary, AB
Field Photography:
Neil King, King Photography, Calgary, AB

140 ½ PENGROWTH 2006

Yemisi Adebayo • Dustin Aebly • Barry Ahlstrom • Susan Alcazar • Elizabeth Allan • Gordon Anderson • Sheldon Anderson • Wesley Andres • Ross Andrews • Gail Anson • Wayne Arnold Randy Ashton • Tony Avdicos • Robert Azim • Dale Babiak • Norman Bachand • Richard Bader • Kathreen Badiou • Ken Baijoo • Quinton Baird • Dane Baker • Rohan Balkaran • Richard Ballantine David Banks • Leah Barevich • Diane Barron • Murray Bartole • Tricia Bauer • Kyle Baumgardner • Derald Baumgardt • Dianna Baylis • Garry Beamish • Lorraine Bedet • David Beeson • Barbra Berecz Mo Berglund • Sue-Ann Bibby • Arwen Biglete • Allan Birce • Micheline Bird • Keith Black • Kent Black • Matthew Blaschuk • Richard Block • Sylvie Boivin • Daniel Booth • Kate Bostwick • Douglas Bowles • Ian Braconnier • Dave Bradley • Shane Bradley • Susan Bradley • Lacy Bradley • Gilbert Bradley • Warren Bready • Lynne Brinkworth • Dannie Brookhart • Shane Brooks • Rick Brown VaniaBurton • Jeffrey Butlin • Neil Cameron • Terrence Cameron • Brent Campbell • Silvana Caparelli · Rod Carew • Mary Carlin • Duane Carlson • Carol Carberry • Darcy Carrick • James Causgrove Eunice Chan • Norman Chen • Suzy Chen • Peter Cheung • Erik Chico • Daniel Christal • William Christensen • Ken Cinnamon • Lisa Ciulka • Wendy Clemens • Glen Co • Larry Cole • Dawn Conrad Patrick Connors • Nigel Cook • Greg Coonfer • Kenneth Cornell • Kevin Cote • Karen Cote-Balmer • Dean Cotton • Glori Cowan • Dustin Cowan • Darcy Craft • Donald Craig • Robin Cramer Charlene Cramond • Art Creasser • Stuart Crichton • Amanda Crozier • Kim Cuthbertson • Debra Danyluk • Leonard Danyluk • Jason D’Aoust • Jeff Dashkin • Anne Davison • Bev Dawson Clare De Jersey-Lowney • Robert Deis • Gerry Del Frari • David Denholm • Katherine d’Entremont • Curtis Dewar • Polly DeWulf • Terry Dey • Douglas Diachun • Cate Dicken • Linda Dickenson JustinDicknoether•PhylisDicks•JadeDiep•GerardDoetzel•RonDoiron• VerdaDonaldson•KevinDonaldson• AlanDoucette •BrandyDoucette•ScottDouglas• WyattDressler•Kari Dubanski Geoff Duff • Steve Dunsmore • Christopher Dutchak • Larry Dziuba • Darwin Eaket • Dean Eastly • Trevor Ebbert • Jim Edgar • Kevin Eike • Sally Elliott • Tracey Ells • Nadine Epp • Tasha Erickson Ray Erker • Terry Evans • Greg Ewasiuk • Jean Feckley • Kathy Fidyk • Tanis Fioritti • Garry Fisher · Tierney Fitzgerald • Patricia Fitzpatrick • Donald Fluet • Terry Fong • Luc Fortin • Todd Frankel MauriceFreehill•TraciFrost•BrianFuglerud•RandyFuglerud•PhilipFung•DominicGalati•KendallGall•TimGalli nger •PatrickGaultier•BernieGaumont•DiannaGaumont•LindsayGauvin John Gemmel • Sandi Gerlitz • Roy Gertz • Dawna Gibb • Garry Givens • Cody Goddard • Phillip Goldsney • Kiterri Goulder • Kenneth Govereau • Emma Gowers • Richard Grant • Elaine Grant Anthony Grant • Craig Grant • Jill Grassi • Peggy Green • Rebecca Greenan • Jim Greer • Cherie Griffett- Bloodworth • Terry Grif.n • Jamie Grolla • Kevin Gunning • Kristy Halat • Jeff Harasym Bruce Harris • Jodie Hawkes • Starla Hedin-West • MacKenzie Hehn • Grant Henschel • Josh Herman • Louis Hermus • Mark Heske • Curtis Hess • John Hestermann • Sophie Hewlett Douglas Hiemstra • Paul Hiemstra • Beverly Hill • Karen Hill • Lori Hill • Sandy Hinds • Randy Hingst • Wayne Ho • Sean Hoang • Shanda Hoar • Kathy Hollingsworth • Timothy Hollman Chad Holowatuk • Marie Hong • Holly Hood • Shawn Howard • Randall Howe • Stephen Hu • Grant Huber • Kelly Hunter • Geraldine Hutchinson • Khai Huynh • Eric Hynes • Donald Ind Richard Irwin • Stuart Jackle • Damon Jager • Abi Jaiyeola • Randy Janke • Curt Jansen • Ron Janz • Carmel Javos • Mark Jenkins • Gregory Jerome • Bryan Jocksch • Craig Johnson • Lyndon Johnson Erika Jones • Dan Jones • Brandon Jones • Stacy Jones • Donald Kallis • Nimet Kanji • Roy Karyampudi •Tania Kaschl • Nadia Kassianoff • Lorene Kaufmann • Faryal Khawaja • David Kidd David Kidger • Melanie Kilpatrick • Heather Kinghorn • Jim Kinnear • Brian Kitagawa • Dale Kitcher · Tracy Knibbs • Dale Knox • Amy Kohlman • Mark Kolenchuk • Sonja Kolstad • Rebecca Kondrat Kathy Konrad • Derrick Kosiorek • Justin Kraft • Francis Kripal • Kirsten Kulyk • Patricia Kulyk • Carl Kuntz • Sam Kuric • Brad Kurucz • Giselle LaBrie • Timothy Lakevold • Aaron Lam Lorrie Lancaster • Kate Langejans • Dave Lankester • Donna Lanovaz • Robert Lappage • David Lattery · Gregory Lawrence • Kevin Lawrenz • Randy Lawrie • Stuart Leong • Robert Lewis Trevor Liboiron • Qi Lin • Sylvia Ling • Martin Littke • Jayson Lobb • Nancy Loeppky • Andrew Loge · Dwaine Long • Christopher Long • Ron Lorenz • Todd Lucas • William Lucas • Dustin Luscombe ChristopherLussier•JamesMacDonald•KimberleyMacfarlane•RodMachula•TerryMack•RobertMacKenzie•DavidMacL eod•JoanneMacNicol•GaryMagnusson•StanMah•BruceMalcolm GlennMalcolm•NailaManila•RobynMann•JasonMann•SoroushMansouri•RandalMarriott•EdwinMarselle•TerryMarti n•DavidMartin•GregoryMason• AllisonMassey•TammyMasson Deana McCannell • Leslie McCawley • Shannon McCormack • Tim McCullagh • Mark McDermott • James McDowell • Sharon McFetridge • Robbie McKinnon • Liese Mclaren • Corey McLean Mark McLenahan • Pat McNamara • Ian Meadows • Cyndy Mercier • Russell Metzger • Cindy Meyer • Pete Mierau • Vesna Milicevic • Keith Miller • Kevin Miller • Leslie Miller • Jane Millions Heather Mitchell • Valerie Mitchell • Johanna Molloy • Marc Morin • Robert Moriyama • Chris Mortl • Lisa Mosiewich • Julia Mouland • Colin Muir • Elmer Mulder • Laurie Mulgrew • Kendra Muller Mitchell Nadasdi • Andy Nagy • Darlene Nelson • Peter Neudorf • Judy Newbert • Keith Newton • Emily Nickle • Ronda Niessen • John Nieto • Michael Nikiel • Wendy Noonan • Murray Novak Lynda Ogle • Carol O’Grady • Laurie Olson • Dale Olson • Bernard O’Neill • Kenton Osadczuk • Brad Osadczuk • Vicki Ostrowski • Emma Padilla • Janet Page • Jonathen Park • Linda Parsons Robert Paterson • Lonnie Patten • Glen Patton • Don Payne • David Peachman • Roger Pechanec • Feradawn Peden • Jackie Peterson • Kristi Peterson • James Piche • Heather Pliva • Raymond Pollock Christopher Popoff • Nancy Pow • Donald Power • Eric Pratt • Donald Price • Doreen Prichard • Bonnie Procter • Kevin Prodaniuk • Cathy Prohl • Joseph Proskie • Clay Radu • Marc Rajotte NaumanRasheed•ClintRedekopp•BlakeReid•EdwardReid•DennisReschny• AnitaRinas•BrianRitchie•RonaldRobertson• HeatherRobertson•Sherry Roen•Geoffrey Rogers•TerryRomaniuk GaryRose•GordonRoss•MathewRoszko•LoriRoth•JayneRuttan•Shawn Ryan•JagrutiSampat•JackiSampson•BrandtSanregret•JuanSarmiento-Barraza•LawrenceSchafers•RockySchillin g NikkiSchlaht• AnneSchlauch•RaimundSchmid•CameronSchulte•LeonardSchulz•DianeScott•RyanScott•SheldonScyrup• KenSegouin•PaulSehn•Mike Seleznev• Wesley Semler•PhilSemmler Michael Sept • Andrew Seto • Natalie Shandera • Betty-Anne Shandruk • Ron Shannon • Linda Sharpe • Rick Shave • Christopher Sieben • Edgar Siegrist • Steve Simonds • Pamela Simper Teri Simpson • Marvin Simpson • Elysia Sinclair • Melissa Siqueira • Mark Skogen • Stuart Slager • Stephen Smith • Vanessa Smith • Dennis Smith • Kyla Smyth • Heather Sommers • Dean Soucy Geoffrey Speers•KarenSpencer•KeltieStack•LanaStadnicki•KellyStadnicki•RandySteele•LorraineSteele• AnnaSteininger•NolanSteinwand•Garry Stelmaschuk•DarrenStoneman•Larry Strong MarioStruik•KennethSuchan•Ira Sujadi•RachelSulz•IsabelSzeto•FrankTadgell•TinaTaing•CelineTan•Dawn Tannahill•DaisyTao•DouglasTaylor•BrentTaylor•LisaTelang•DarrenTetlock KaylaThai•Linda Thain•JayThebeau•DavidThompson•EvelynThorburn•ShaneTiessen•JoyceTonsi•Julie Tooth•Hoang Tran•Garry Tremain•DaleTrenerry •DerekTrentham•RandyTro.muk DaliborTurbek•Myra Valencerina•Rudy VanDerBorgh• Ashley VanDerBorgh•Patrick Van Mil•Barry Vanbeselaere•Trent Vanthuyne•Patricia Varela•Jérad Vincent•Travis Visitew• Arlene Volden Mark Vuckovic • Doug Wakaruk • Donna Walker • Darren Wall • Ginette Wallace • Keith Walline • Neil Walliser • David Ward • Jennifer Wardell • Arnold Weatherdon • Robert Weatherhead Christopher Webster•David Weddell•Tara Weiss•Cindy Westhaver•James Whaley•Jeffre y Whatmore• Ann Whitaker-Jackman•Bobbi-Jo White•Judith Wiebe•Barbara Wietgrefe•Jeremy Wilhelm Sallee Williams•Levi Willis•Dan Willock•Lee Wizniuk•Theressa Wong•Rosaline Wood•Debra Woolhouse•Ken Workman•Graham Wright•Dwayne Yanitski•Neal Yip•Darwynn Yoos•DianeZuber

Yemisi Adebayo • Dustin Aebly • Barry Ahlstrom • Susan Alcazar • Elizabeth Allan • Gordon Anderson • Sheldon Anderson • Wesley Andres • Ross Andrews • Gail Anson • Wayne Arnold
Randy Ashton • Tony Avdicos • Robert Azim • Dale Babiak • Norman Bachand • Richard Bader • Kathreen Badiou • Ken Baijoo • Quinton Baird • Dane Baker • Rohan Balkaran • Richard Ballantine
David Banks • Leah Barevich • Diane Barron • Murray Bartole • Tricia Bauer • Kyle Baumgardner • Derald Baumgardt • Dianna Baylis • Garry Beamish • Lorraine Bedet • David Beeson • Barbra Berecz
Mo Berglund • Sue-Ann Bibby • Arwen Biglete • Allan Birce • Micheline Bird • Keith Black • Kent Black • Matthew Blaschuk • Richard Block • Sylvie Boivin • Daniel Booth • Kate Bostwick • Douglas
Bowles • Ian Braconnier • Dave Bradley • Shane Bradley • Susan Bradley • Lacy Bradley • Gilbert Bradley • Warren Bready • Lynne Brinkworth • Dannie Brookhart • Shane Brooks • Rick Brown
Vania Burton • Jeffrey Butlin • Neil Cameron • Terrence Cameron • Brent Campbell • Silvana Caparelli • Rod Carew • Mary Carlin • Duane Carlson • Carol Carberry • Darcy Carrick • James Causgrove
Eunice Chan • Norman Chen • Suzy Chen • Peter Cheung • Erik Chico • Daniel Christal • William Christensen • Ken Cinnamon • Lisa Ciulka • Wendy Clemens • Glen Co • Larry Cole • Dawn Conrad
Patrick Connors • Nigel Cook • Greg Coonfer • Kenneth Cornell • Kevin Cote • Karen Cote-Balmer • Dean Cotton • Glori Cowan • Dustin Cowan • Darcy Craft • Donald Craig • Robin Cramer
Charlene Cramond • Art Creasser • Stuart Crichton • Amanda Crozier • Kim Cuthbertson • Debra Danyluk • Leonard Danyluk • Jason D'Aoust • Jeff Dashkin • Anne Davison • Bev Dawson
Clare De Jersey-Lowney • Robert Deis • Gerry Del Frari • David Denholm • Katherine d'Entremont • Curtis Dewar • Polly DeWulf • Terry Dey • Douglas Diachun • Cate Dicken • Linda Dickenson
Justin Dicknoether • Phylis Dicks • Jade Diep • Gerard Doetzel • Ron Doiron • Verda Donaldson • Kevin Donaldson • Alan Doucette • Brandy Doucette • Scott Douglas • Wyatt Dressler • Kari Dubanski
Geoff Duff • Steve Dunsmore • Christopher Dutchak • Larry Dziuba • Darwin Eaket • Dean Eastly • Trevor Ebbert • Jim Edgar • Kevin Eike • Sally Elliott • Tracey Ells • Nadine Epp • Tasha Erickson
Ray Erker • Terry Evans • Greg Ewasiuk • Jean Feckley • Kathy Fidyk • Tanis Fioritti • Garry Fisher • Tierney Fitzgerald • Patricia Fitzpatrick • Donald Fluet • Terry Fong • Luc Fortin • Todd Frankel
Maurice Freehill • Traci Frost • Brian Fuglerud • Randy Fuglerud • Philip Fung • Dominic Galati • Kendall Gall • Tim Gallinger • Patrick Gaultier • Bernie Gaumont • Dianna Gaumont • Lindsay Gauvin
John Gemmel • Sandi Gerlitz • Roy Gertz • Dawna Gibb • Garry Givens • Cody Goddard • Phillip Goldsney • Kiterri Goulder • Kenneth Govereau • Emma Gowers • Richard Grant • Elaine Grant
Anthony Grant • Craig Grant • Jill Grassi • Peggy Green • Rebecca Greenan • Jim Greer • Cherie Griffett- Bloodworth • Terry Griffin • Jamie Grolla • Kevin Gunning • Kristy Halat • Jeff Harasym
Bruce Harris • Jodie Hawkes • Starla Hedin-West • MacKenzie Hehn • Grant Henschel • Josh Herman • Louis Hermus • Mark Heske • Curtis Hess • John Hestermann • Sophie Hewlett
Douglas Hiemstra • Paul Hiemstra • Beverly Hill • Karen Hill • Lori Hill • Sandy Hinds • Randy Hingst • Wayne Ho • Sean Hoang • Shanda Hoar • Kathy Hollingsworth • Timothy Hollman
Chad Holowatuk • Marie Hong • Holly Hood • Shawn Howard • Randall Howe • Stephen Hu • Grant Huber • Kelly Hunter • Geraldine Hutchinson • Khai Huynh • Eric Hynes • Donald Ind
Richard Irwin • Stuart Jackle • Damon Jager • Abi Jaiyeola • Randy Janke • Curt Jansen • Ron Janz • Carmel Javos • Mark Jenkins • Gregory Jerome • Bryan Jocksch • Craig Johnson • Lyndon Johnson
Erika Jones • Dan Jones • Brandon Jones • Stacy Jones • Donald Kallis • Nimet Kanji • Roy Karyampudi • Tania Kaschl • Nadia Kassianoff • Lorene Kaufmann • Faryal Khawaja • David Kidd
David Kidger • Melanie Kilpatrick • Heather Kinghorn • Jim Kinnear • Brian Kitagawa • Dale Kitcher • Tracy Knibbs • Dale Knox • Amy Kohlman • Mark Kolenchuk • Sonja Kolstad • Rebecca Kondrat
Kathy Konrad • Derrick Kosiorek • Justin Kraft • Francis Kripal • Kirsten Kulyk • Patricia Kulyk • Carl Kuntz • Sam Kuric • Brad Kurucz • Giselle LaBrie • Timothy Lakevold • Aaron Lam
Lorrie Lancaster • Kate Langejans • Dave Lankester • Donna Lanovaz • Robert Lappage • David Lattery • Gregory Lawrence • Kevin Lawrenz • Randy Lawrie • Stuart Leong • Robert Lewis
Trevor Liboiron • Qi Lin • Sylvia Ling • Martin Littke • Jayson Lobb • Nancy Loeppky • Andrew Loge • Dwaine Long • Christopher Long • Ron Lorenz • Todd Lucas • William Lucas • Dustin Luscombe
Christopher Lussier • James MacDonald • Kimberley Macfarlane • Rod Machula • Terry Mack • Robert MacKenzie • David MacLeod • Joanne MacNicol • Gary Magnusson • Stan Mah • Bruce Malcolm
Glenn Malcolm • Naila Manila • Robyn Mann • Jason Mann • Soroush Mansouri • Randal Marriott • Edwin Marselle • Terry Martin • David Martin • Gregory Mason • Allison Massey • Tammy Masson
Deana McCannell • Leslie McCawley • Shannon McCormack • Tim McCullagh • Mark McDermott • James McDowell • Sharon McFetridge • Robbie McKinnon • Liese Mclaren • Corey McLean
Mark McLenahan • Pat McNamara • Ian Meadows • Cyndy Mercier • Russell Metzger • Cindy Meyer • Pete Mierau • Vesna Milicevic • Keith Miller • Kevin Miller • Leslie Miller • Jane Millions
Heather Mitchell • Valerie Mitchell • Johanna Molloy • Marc Morin • Robert Moriyama • Chris Mortl • Lisa Mosiewich • Julia Mouland • Colin Muir • Elmer Mulder • Laurie Mulgrew • Kendra Muller
Mitchell Nadasdi • Andy Nagy • Darlene Nelson • Peter Neudorf • Judy Newbert • Keith Newton • Emily Nickle • Ronda Niessen • John Nieto • Michael Nikiel • Wendy Noonan • Murray Novak
Lynda Ogle • Carol O'Grady • Laurie Olson • Dale Olson • Bernard O'Neill • Kenton Osadczuk • Brad Osadczuk • Vicki Ostrowski • Emma Padilla • Janet Page • Jonathen Park • Linda Parsons
Robert Paterson • Lonnie Patten • Glen Patton • Don Payne • David Peachman • Roger Pechanec • Feradawn Peden • Jackie Peterson • Kristi Peterson • James Piche • Heather Pliva • Raymond Pollock
Christopher Popoff • Nancy Pow • Donald Power • Eric Pratt • Donald Price • Doreen Prichard • Bonnie Procter • Kevin Prodaniuk • Cathy Prohl • Joseph Proskie • Clay Radu • Marc Rajotte
Nauman Rasheed • Clint Redekopp • Blake Reid • Edward Reid • Dennis Reschny • Anita Rinas • Brian Ritchie • Ronald Robertson • Heather Robertson • Sherry Roen • Geoffrey Rogers • Terry Romaniuk
Gary Rose • Gordon Ross • Mathew Roszko • Lori Roth • Jayne Ruttan • Shawn Ryan • Jagruti Sampat • Jacki Sampson • Brandt Sanregret • Juan Sarmiento-Barraza • Lawrence Schafers • Rocky Schilling
Nikki Schlaht • Anne Schlauch • Raimund Schmid • Cameron Schulte • Leonard Schulz • Diane Scott • Ryan Scott • Sheldon Scyrup • Ken Segouin • Paul Sehn • Mike Seleznev • Wesley Semler • Phil Semmler
Michael Sept • Andrew Seto • Natalie Shandera • Betty-Anne Shandruk • Ron Shannon • Linda Sharpe • Rick Shave • Christopher Sieben • Edgar Siegrist • Steve Simonds • Pamela Simper
Teri Simpson • Marvin Simpson • Elysia Sinclair • Melissa Siqueira • Mark Skogen • Stuart Slager • Stephen Smith • Vanessa Smith • Dennis Smith • Kyla Smyth • Heather Sommers • Dean Soucy
Geoffrey Speers • Karen Spencer • Keltie Stack • Lana Stadnicki • Kelly Stadnicki • Randy Steele • Lorraine Steele • Anna Steininger • Nolan Steinwand • Garry Stelmaschuk • Darren Stoneman • Larry Strong
Mario Struik • Kenneth Suchan • Ira Sujadi • Rachel Sulz • Isabel Szeto • Frank Tadgell • Tina Taing • Celine Tan • Dawn Tannahill • Daisy Tao • Douglas Taylor • Brent Taylor • Lisa Telang • Darren Tetlock
Kayla Thai • Linda Thain • Jay Thebeau • David Thompson • Evelyn Thorburn • Shane Tiessen • Joyce Tonsi • Julie Tooth • Hoang Tran • Garry Tremain • Dale Trenerry • Derek Trentham • Randy Trofimuk
Dalibor Turbek • Myra Valencerina • Rudy Van Der Borgh • Ashley Van Der Borgh • Patrick Van Mil • Barry Vanbeselaere • Trent Vanthuyne • Patricia Varela • Jérad Vincent • Travis Visitew • Arlene Volden
Mark Vuckovic • Doug Wakaruk • Donna Walker • Darren Wall • Ginette Wallace • Keith Walline • Neil Walliser • David Ward • Jennifer Wardell • Arnold Weatherdon • Robert Weatherhead
Christopher Webster • David Weddell • Tara Weiss • Cindy Westhaver • James Whaley • Jeffrey Whatmore • Ann Whitaker-Jackman • Bobbi-Jo White • Judith Wiebe • Barbara Wietgrefe • Jeremy Wilhelm
Sallee Williams • Levi Willis • Dan Willock • Lee Wizniuk • Theressa Wong • Rosaline Wood • Debra Woolhouse • Ken Workman • Graham Wright • Dwayne Yanitski • Neal Yip • Darwynn Yoos • Diane Zuber

HEAD OFFICE Suite 2900, 240 — 4th Avenue S.W. • Calgary, Alberta, T2P 4H4 Canada Telephone: (403)233-0224 • www.pengrowth.com